

Bringing Value to the Surface

nexen

ANNUAL REPORT 2001

Nexen Inc. is a dynamic Canadian-based energy and chemicals company with operations worldwide. We explore for, develop, produce and market crude oil and natural gas. Our core operations are located in Yemen, Canada and the Gulf of Mexico, with other producing properties in Australia and Nigeria. Following recent exploration success, we are pursuing high-growth development projects in the deep-water Gulf of Mexico and Colombia, along with a bitumen upgrading project in northeastern Alberta. Through our chemicals operations in North America and Brazil, we are a global leader in the manufacturing of sodium chlorate and chlor-alkali used in the pulp and paper industry.

Nexen is a profitable, value-driven company. We adhere to the highest standards of ethics and integrity when dealing with our stakeholders and the communities where we operate.


Canada
Gulf of Mexico
Yemen
Nigeria
Colombia
Australia
Brazil

This year's Annual Report is combined with the Form 10-K prepared for the United States Securities Exchange Commission. Our new format is designed to meet the diverse needs of our readers. We welcome your comments. Please email them to **annual_report@nexeninc.com**

Certain statements in this report constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*, Section 21E of the United States *Securities Exchange Act of 1934*, as amended, and Section 27A of the United States *Securities Act of 1933*, as amended. Such statements are generally identifiable by the terminology such as "plan", "expect", "estimate", "budget", "outlook" or other similar words. The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied. Readers should refer to Item 7 and the note regarding forward-looking statements in the Annual Report on Form 10-K for a fuller discussion of the risks and uncertainties associated with our business.

In this report, all dollar amounts are in Canadian dollars unless otherwise noted. Resources are generally defined as all quantities of crude oil and natural gas which are estimated to be potentially recoverable from discovered and undiscovered accumulations. Reserves constitute a subset of resources that are discovered, recoverable, commercial and remaining. Nexen's reserve definitions are based on National Policy 2B for disclosure required under OSC regulations in Canada and FAS 69 for disclosure required under SEC regulations in the United States.

"The concept of value drives every decision we make. It determines how we grow, what we invest in and where we focus the energy and talents of our people. Our job is to bring the value underlying Nexen and its assets to the surface and deliver it to our shareholders."

Charlie Fischer
PRESIDENT AND CEO

In this report, we present key strengths that drive our value creation:

1. Driven by the Drill Bit
2. Rich Opportunity Portfolio
3. Capitalizing on Technology
4. Tangible Growth Opportunities
5. High-Quality Reserves
6. Low Cost Structure
7. Strong Balance Sheet
8. People Power
9. Our Way of Doing Business
10. Returns and Profitability

Creating value means more than growing in absolute terms. It means growing reserves, production and cash flow per share after servicing our debt. The result is outstanding returns for shareholders.

PER SHARE GROWTH



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700
600
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100
(%)
93
94
95
96
97
98
99
00
01
Cash Flow (28% Compound Annual Growth)
Production (23% Compound Annual Growth)
Proved Reserves (11% Compound Annual Growth)

SHARE PERFORMANCE



400
350
300
250
200
150
100
50
(%)
93
94
95
96
97
98
99
00
01
Nexen (12% Compound Annual Growth)
TSE Oil & Gas Producers Index
S&P Oil Producers & Explorers Index

FELLOW SHAREHOLDERS,

This past year was exciting, challenging and rewarding. We achieved record production, record reserves and the second highest cash flow and earnings in our history. We successfully managed through another year of volatile commodity prices and continued building value for shareholders. In 2002, we move forward with financial strength, attractive development projects and exciting opportunities for future growth.

Charlie Fischer ◦ PRESIDENT AND CEO



RESULTS

	2001	2000	1999
STRONG EARNINGS (per share)	**$ 3.40**	$ 4.52	$ 0.46
SECOND HIGHEST CASH FLOW EVER (per share)	**$ 11.20**	$ 12.01	$ 5.19
LARGEST CAPITAL PROGRAM EVER (millions)	**$ 1,404**	$ 915	$ 612
RECORD AVERAGE PRODUCTION (mboe/d)	**268**	256	239
RECORD EXIT PRODUCTION (mboe/d)	**279**	263	257
SOLID PROVED RESERVE REPLACEMENT (%)	**137**	140	151

Nexen's 2001 capital program, our largest ever at $1.4 billion, delivered outstanding results:

NEAR RECORD FINANCIAL RESULTS

In 2001, we generated $1.4 billion in cash flow ($11.20 per share), and $450 million in earnings ($3.40 per share), second only to the record results of 2000. Despite lower commodity prices in 2001, our record production, positive drilling results, and strong performance from our marketing and chemicals groups contributed to outstanding results.

RECORD PRODUCTION

Our core assets in Yemen, Canada and the United States as well as our producing assets in Australia and Nigeria all delivered strong performance. We set a production record in 2001, averaging 268,000 equivalent barrels per day. We ended the year producing over 279,000 equivalent barrels per day, setting the stage for continued growth in 2002.

SOLID RESERVE REPLACEMENT

For the fifth consecutive year, we added more proved reserves than we produced. In 2001, we replaced 137% of our production at a finding and development cost of $9.47 per equivalent barrel. Despite cost pressures and an aggressive exploration program, our finding and development costs have averaged $6.44 per equivalent barrel over the past three years. This is very competitive relative to the cost of buying assets and we remain one of the lowest cost finders and producers in the industry. At year-end, our proved and probable reserves totalled a record 1.2 billion equivalent barrels, equal to 12 years of current annual production.

NEW DISCOVERIES

Our exploration program delivered new discoveries in 2001 at Durango and Aspen in the deep-water Gulf of Mexico. These add to our discoveries at Gunnison, also in the Gulf of Mexico, Ukot, offshore Nigeria, and at Guando in Colombia. Aspen should commence commercial production in late 2002, with Guando in 2003. At Gunnison and Durango, we've begun commercial development and we expect first production by early 2004.

MOVING FORWARD

ORGANIC GROWTH

Our strategy focuses on organic growth supplemented by strategic acquisitions when appropriate. We believe this results in the lowest cost structure possible and generates strong profitability over the widest range of commodity prices.

Our strategy works. We're good at the basics of exploration, development and exploitation. We've applied these strengths to our core assets to generate steady, low-cost production growth and significant free cash flow. In turn, we've built and tested an enviable portfolio of high-quality exploration opportunities, which has already delivered five major discoveries.

In 2001, we've added another component to our strategy – our Light Synthetic Oil Project. Using proprietary and traditional technologies, we believe we can produce and upgrade our large bitumen resource in northeastern Alberta into premium light, sweet synthetic crude oil at costs below competing technology. This project reduces our overall risk profile with its low-cost, long-life production.

VALUE GROWTH

Over the next few years, our capital programs will focus on large development projects that convert our recent discoveries and bitumen resource into production and value growth for shareholders. As new production generates incremental cash flow, our core asset base will grow and allow us to support larger capital programs. Of course, given our grassroots strategy, we will maintain an active exploration program for longer-term growth.

Our 2002 capital program reflects these priorities. Of the total $1.5 billion, 80% will be invested in our core assets to grow production by 6% and in multi-year development projects. These projects include development of recent discoveries, an expansion at Syncrude, chemical plant expansions at Brandon and in Brazil and SAGD projects to feed into our proposed bitumen upgrader. New production from our discoveries should come onstream starting in 2002 and together, these projects are expected to add between 80,000 and 100,000 equivalent barrels of daily production as early as 2006.

Meanwhile, we are continuing high-potential exploration in Yemen, Canada, Colombia, and the deep waters offshore Nigeria and in the Gulf of Mexico. Success in any one of these areas combined with new production from our development projects positions us for exceptional value growth.

We expect commodity prices to strengthen in the second half of 2002. Given the strength of our balance sheet, our growth momentum will continue, even if lower commodity prices prevail in the short term.

DRIVING SUCCESS

Nexen has many strengths. In addition to being good at the basics, we create competitive advantage by investing in technology, building a top-notch workforce and honouring our commitment to Safety, Environment and Social Responsibility.

WORKING TOGETHER

In late 2001, we successfully consolidated our Calgary-based head office from three buildings into one modern, efficient building. In early 2002, we implemented a company-wide information system that integrates our finance, procurement, maintenance and capital functions. These initiatives position us to capitalize on evolving business trends by streamlining our information sources, standardizing our work processes and improving the quality of our decisions.

Our employees recognize the power of working together. Report on Business Magazine recently recognized us as one of the 50 best companies to work for in Canada. Our reputation is a key asset that helps us attract excellent people and business partners, while ensuring that we are welcome in the communities where we operate.

LEADERSHIP

Nexen's success is driven by the contributions of our employees and the strategic guidance from our Board of Directors. Over the past couple of years, the growth momentum we've seen demonstrates the strong leadership from Vic Zaleschuk who retired from his position of President and CEO in June. Vic continues to contribute to Nexen's prosperity as a member of the Board. We've also added a new board member, Barry Jackson. Mr. Jackson is the former President and CEO of Crestar Energy and former Chairman of the Canadian Association of Petroleum Producers. His understanding of our business and common sense approach is invaluable as we position Nexen for future growth.

I would like to thank all employees and our Board for their hard work, leadership and commitment to our vision: *maximum value growth for shareholders.* As I've highlighted, the concept of value drives every decision we make. It determines how we grow, what we invest in and where we focus the energy and talents of our people. In 2002, we'll continue to bring value to the surface and deliver it to our shareholders. In the 10 key messages that follow, you'll discover how we do that.

Charlie Fischer
PRESIDENT AND CEO
February 22, 2002
Calgary, Alberta



1. Driven by the Drill Bit

PROVED RESERVE ADDITIONS SINCE 1988 (mmboe)

Our organic growth strategy is successful: 80% of the one billion boe of proved reserves we've added over the past decade was discovered through the drill bit.



2,000
1,500
1,000
500
88
89
90
91
92
93
94
95
96
97
98
99
00
01
Reserves Acquired (Net of Dispositions)
Reserves Discovered Through the Drill Bit
December 31, 1988 Reserves
Reserves After Production

Our organic growth strategy differentiates us from our peers. We grow through successful grassroots exploration and development. Our growth is not dependent on acquisitions, but is supplemented by them when the opportunity and value meet our objectives.

WHY GROW ORGANICALLY?

Because we're good at the basics of exploration, development, exploitation and value maximization:

- We continue to build an outstanding portfolio of core assets and high-quality growth opportunities, and
- We have the people, experience and technology to profitably find and produce oil and gas in the most challenging environments in the world.

NEXEN'S 3-YEAR F&D COSTS	$6.44 PER BOE
CURRENT INDUSTRY ACQUISITION COSTS	$10 PER BOE

We can find and develop reserves for less than we can buy them in the market. Over the past three years, our F&D costs have averaged just $6.44 per equivalent barrel, while acquisitions have been considerably more expensive. Even in 2001, when our F&D costs rose because of an exceptionally large exploration program, they still beat the cost of buying reserves.

COST-EFFECTIVE ORGANIC GROWTH ENSURES VALUE CREATION THROUGHOUT THE CYCLE

Growing organically allows us to be opportunistic and counter-cyclic with acquisitions. We do not depend on acquisitions for growth. Rather, we buy assets when they are well priced, provide operational synergies and create competitive advantage. Our strategy results in a lower overall cost structure.

2. Rich Opportunity Portfolio



Our opportunity portfolio will sustain our organic growth strategy for years to come. The quality of drilling prospects and magnitude of this portfolio are unmatched in other companies our size.

Our opportunity portfolio totals almost eight billion equivalent barrels of resource potential. Over the past few years, we've maintained the exceptional size of this portfolio while reducing its overall risk. As we've made discoveries in the Gulf of Mexico, Colombia and Nigeria, we've replenished our portfolio with opportunities adjacent to our existing discoveries, which significantly improves our chance of future success.

Also, our large bitumen opportunity in Canada complements some of the high-risk international prospects. We've acquired the technology to unlock the value of our multi-billion barrel bitumen resource and generate a low-risk, low cost, steady source of production. Access to this long-life resource will balance our international activities and ultimately lower our overall risk profile.

MOST IMPORTANTLY, OUR PORTFOLIO HAS DELIVERED RESULTS

We've built our portfolio over many years. Much of it was acquired during downturns in the industry at prices significantly below today's market. For example, during the downturn in 1998, we acquired acreage in the deep-water Gulf of Mexico, offshore Nigeria and along Yemen's border with Saudi Arabia. Successful exploration has already resulted in three discoveries in the Gulf and one offshore Nigeria.

RESOURCE POTENTIAL


Canada
Syncrude
United States
Yemen
Nigeria
Australia
Colombia

7.8 billion boe



3. Capitalizing on Technology

LIGHT SYNTHETIC OIL PROJECT (SEE PAGE 11 IN FORM 10-K)

Until now, the challenges in profitably developing Alberta's non-mineable bitumen resource have been the high cost of extraction and the limited market for this low-quality product.

Our breakthrough solution combines a proprietary process with existing hydrocracking and SAGD technology to upgrade bitumen into premium-priced light, sweet synthetic crude oil. By generating synthetic gas through gasification of the concentrated asphaltene by-product, we have eliminated the need to purchase natural gas to support the SAGD production. Integrating these technologies allows us to generate a high-quality product at substantially lower costs.

Our bitumen resource in the Athabasca region is so large it could replace our current oil and gas production for almost 30 years. By capitalizing on technology, we've now significantly enhanced the value of this resource. We've applied to the Alberta government to construct and operate an upgrader at our Long Lake property and expect to be producing 60,000 to 70,000 gross barrels per day of premium synthetic crude oil as early as 2006.

DEEP WATERS OF THE GULF OF MEXICO

Early on, we recognized the deep-water Gulf of Mexico as one of the most prospective new sources of oil and gas production in the world. Since 1997, we've built an enviable deep-water portfolio and, today, we are one of the largest independent acreage holders there. The deep waters offer large reservoirs, one-in-four exploration success rates, rapidly developing infrastructure and close proximity to the world's largest oil and gas market. Fiscal terms are excellent – many of our leases provide for royalty holidays on the first 87.5 million equivalent barrels of production.

Operating in water depths from 600 to 10,000 feet has historically posed many challenges. Now technological advances including 3D seismic acquisitions, seismic reprocessing, deep-water drilling and production facility design make this economically feasible. At Gunnison, we are building a SPAR platform where wellhead and production equipment will be above water, making maintenance and repair easier and less expensive. At Aspen, the innovative use of subsea completions is lowering development costs and shortening cycle times from discovery to first production.

Our goal in the Gulf of Mexico is to grow daily production from current rates of 30,000 boe to 100,000 boe by late 2006. With two deep-water development projects underway and steady production growth from the shallow waters, we are well positioned to achieve this goal.



4. Tangible Growth Opportunities

We are investing in multi-year development projects that will provide long-term value growth for Nexen.

With our recent exploration successes in the Gulf of Mexico, Colombia and Nigeria, and strategic initiatives like our Light Synthetic Oil Project, we will spend $3 billion over the next five years to bring new production onstream. These projects will access an estimated 700 million barrel resource and add between 80,000 and 100,000 equivalent barrels of daily production to Nexen as early as 2006. Significant reserves, attractive fiscal terms and low development costs will result in very attractive full cycle returns at oil prices well below US $20 per barrel.

NEXEN'S ESTIMATED PROJECT ECONOMICS

	ASPEN	GUANDO	GUNNISON & DURANGO	LIGHT SYNTHETIC OIL PROJECT	BLOCK 222
LOCATION	Deep-water Gulf of Mexico: Green Canyon Block 243	Colombia: Boquerón Block	Gunnison sub-basin in deep-water Gulf of Mexico: Garden Banks Blocks 667 668, 669	Northeastern Alberta: Athabasca Region	Offshore Nigeria
ESTIMATED GROSS RESOURCE BEFORE ROYALTIES	40 to 150 million boe	up to 150 million bbls	up to 150 million boe	5 billion bbls in place	several hundred million bbls
ONSTREAM DATE	late 2002	2003, peak rate in 2005	early 2004	2006	*
ESTIMATED GROSS PEAK DAILY PRODUCTION	25,000 to 50,000 boe	25,000 to 40,000 bbls	59,000 to 73,000 boe	60,000 to 70,000 bbls	*
ESTIMATED FULL CYCLE F&D COSTS	US $6.00 per boe	US $5.00 per bbl	US $5.00 per boe	$5.50 to $6.50 per bbl	*
ESTIMATED OPERATING COSTS	US $1.70 per boe	US $4.00 per bbl	US $1.10 per boe	$6.00 to $8.00 per bbl	*
ESTIMATED RECYCLE RATIO	2.8 times	2.3 times	3.7 times	4.5 times	*
WORKING INTEREST	60%	40% subject to 50% back-in right by national oil company	30%	50% in proposed upgrader; 25% to 50% interests in bitumen properties	20%

* To be determined based on drilling results.

5. High-Quality Reserves



Reserves are the foundation of value in our industry. Shareholders can be confident that our reserve estimates are of the highest quality.

Each year, we evaluate 100% of our proved and probable reserves. For additional assurance, our reserve estimates are reviewed by independent engineers and by our Board of Directors.

Our practice is to book reserves as we spend the capital to develop them. As a result, our proven developed reserves – the reserves we can produce through our existing infrastructure with little or no incremental capital – comprise over 80% of our proved reserves.

Our core areas continue to yield significant, low-cost reserve additions. In 2001, we added 135 million equivalent barrels of proved reserves, replacing 137% of our production at an F&D cost of $9.47 per boe. Over the last three years, our costs have averaged $6.44 per boe for proved reserves and $5.03 per boe for proved and probable reserves. These impressive three-year F&D costs are a key indicator of future profitability given our longer lead-time projects which typically require significant up-front costs without the benefit of immediate reserve additions.

PROVED AND PROBABLE RESERVES (1)(2)

	2001			2000		
	PROVED	PROBABLE	TOTAL	PROVED	PROBABLE	TOTAL
Crude Oil and Liquids (mmbbls)						
Yemen	**200**	**62**	**262**	205	58	263
Canada	**190**	**70**	**260**	201	56	257
United States	**32**	**11**	**43**	21	3	24
Syncrude Joint Venture	**256**	**138**	**394**	242	129	371
Australia	**2**	**9**	**11**	5	1	6
Other Countries	**12**	**27**	**39**	5	4	9
Total	**692**	**317**	**1,009**	679	251	930
Natural Gas (bcf)						
Canada	**653**	**86**	**739**	605	90	695
United States	**290**	**89**	**379**	200	23	223
Total	**943**	**175**	**1,118**	805	113	918
Total Reserves (mmboe)	**849**	**346**	**1,195**	813	270	1,083

Notes:
(1) Reserves are Nexen's working interest share, before royalties, using forecasted price assumptions (see page 130).
(2) Probable reserves are unrisked.

In 2001, we began booking reserves for our discoveries in the deep-water Gulf of Mexico and Colombia. As these projects come onstream starting in 2002, additional reserves will be booked and we will continue to see attractive F&D costs.


6. Low Cost Structure

In a commodity business, the low-cost producer is the winner over the commodity cycle.

We find and produce a barrel of oil equivalent for just over $12 – less than most of our peers in this industry.

PROVED F&D COSTS (3-YEAR AVERAGE)	CDN $ 6.44/BOE
OPERATING COSTS	CDN $ 4.88/BOE
G&A COSTS	CDN $ 0.88/BOE
TOTAL COST	CDN $12.20/BOE

AND WE EXPECT THIS LOW COST STRUCTURE TO CONTINUE

In Yemen, our F&D costs have historically averaged around US $2 per barrel, while operating costs are around US $1 per barrel. We expect combined F&D and operating costs for our deep-water development projects in the Gulf of Mexico to range between US $6 and US $8 per boe. And total costs for our Light Synthetic Oil Project should be similar.

In our chemicals operations, we are transferring production capacity to our lowest cost plants. We've expanded our sodium chlorate capacity at Brandon where we have more stable electric markets. This helps ensure we remain one of the lowest cost producers in North America.

FINDING AND DEVELOPMENT COSTS (3-YEAR AVERAGE – PROVED RESERVES) ($/boe)

We have achieved among the lowest finding and development costs in the industry. We've done this while building our opportunity inventory and drilling exploration wells leading to four major discoveries.



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6.20
5.17
5.09
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00
01

7. Strong Balance Sheet



Our balance sheet is designed to support value creation throughout the commodity cycle.

Over the past few years, we've taken advantage of high commodity prices to grow the Company, reduce our leverage, and concentrate value in the hands of shareholders through a 15% stock repurchase.

WE'VE ALSO STRENGTHENED OUR BALANCE SHEET

We've refinanced our bank debt in the public debt markets, extending the average term to maturity to over 10 years. Our unused committed lines of credit are over $1 billion, and we could borrow more than this if necessary. And, we have no debt maturities before 2004.

EVEN DURING PERIODS OF LOW OIL PRICES, OUR GROWTH MOMENTUM WILL CONTINUE

The strength of our balance sheet allows us to manage our business smoothly and efficiently throughout the business cycle. We have sufficient room to make the capital investment we need to grow our business and capitalize on volatile commodity prices. Should attractive investment opportunities present themselves, we are in a position to take advantage of them.

NET DEBT TO CASH FLOW (times)

Our net debt (excluding preferred securities) is equal to one year of cash flow from operations. This demonstrates our financial strength and ability to service our outstanding obligations. After the development of Masila in 1993 and the Wascana acquisition in 1997, we restored our financial strength and reduced our debt to a level that could be repaid with just one year of cash flow.


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4.0
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1.0
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8. People Power

Our competitive edge lies in the strengths of our employees. Their contributions drive our financial and operational success.

At Nexen, we've developed a People Strategy that guides us in recruiting, retaining, developing, rewarding and supporting our employees. We build partnerships with employees to provide technical and personal development opportunities that benefit both the employee and the Company.

We employ 2,000 people worldwide. Our employees are as diverse as the communities where we operate. Together, we share common goals. We incorporate our core values into everyday business decisions. We share technical skills and knowledge throughout the Company to improve decision making. We create an inspiring, challenging, fun and professional work environment. We are leaders in the industry and in the community.

The employees of Nexen have the talent, skill and determination to grow this Company into the future.

EMPLOYER OF CHOICE

Nexen is recognized as an employer of choice. In a recent survey published by the Globe and Mail's Report on Business Magazine, Nexen ranked 28 out of the 50 best companies to work for in Canada.



9. Our Way of Doing Business

Nexen is known around the world for leadership in business ethics and integrity. For us, it is a key competitive advantage that creates value for all of our stakeholders.

ETHICS

In 1997, we helped develop the International Code of Ethics with support from the Canadian government. The Code outlines a set of core values and provides guidance on issues such as business conduct, employee and human rights, and health and safety. We promote the Code to other Canadian businesses to advance ethical business practices. We also participate in global initiatives including the Global Compact and The World Business Council for Sustainable Development.

IN THE COMMUNITY

We are a responsible member of the communities where we operate. We build relationships with community members and involve them in key decisions that impact their lives. We also ensure that they benefit from our presence in their country. For example, in Yemen we contribute to basic assistance programs that provide clean drinking water, power generation, education and health care to local communities. We also support a scholarship program for 40 Yemeni students to study in Canada. Through our Aboriginal Employment Strategy in Canada, we encourage Aboriginal people to obtain the necessary qualifications to pursue employment opportunities at Nexen.

SAFETY AND THE ENVIRONMENT

We target a zero injury and environmental incident rate and develop proactive safety and environmental programs for employees and contractors. For example, our chemicals operations have been leaders in implementing Responsible Care® practices since 1991. Responsible Care® is a comprehensive health, safety, environment and community issues management system. We are now implementing Responsible Care® throughout our oil and gas operations.

SUSTAINABLE DEVELOPMENT

We've recently been added to the Dow Jones Sustainability World Index, a benchmark for companies committed to sustainable business practices. Through a process verified by PricewaterhouseCoopers, this index evaluates how a company embraces opportunities and manages risks surrounding economic, environmental and social development. The Sustainability Index has outperformed the Dow Jones Global Index by approximately 44% in the last seven years. This confirms what we've always believed – that conducting business in a socially responsible manner has long-term economic benefit.

For further information on our Safety, Environment and Social Responsibility programs, please contact 403.699.5297 for a copy of the Annual SESR Report.



10. Returns and Profitability

We are a profitable company. In our 30-year history, we have delivered profits every year except one.

NEXEN'S LOW INPUT COSTS GENERATE STRONG RETURNS

In 2001, our recycle ratio was 1.5 times and, over the past three years, it has averaged 2.15 times. This means that for every dollar we spent to inventory a barrel of reserves, we generated $2.15 in cash returns.

STRONG RETURNS = PROFITABILITY

In 2001, we remained profitable when oil prices dropped to US $20 per barrel. In fact, our breakeven oil price is a lot lower than that – around US $16 per barrel.

We believe the best is yet to come.

Why? Because the opportunity inventory we have today is superior to the portfolio that delivered these historic results, so we expect stronger results in the future.

NET INCOME (millions of dollars)

Despite fluctuations in commodity prices, we are able to generate profits year after year. This is a testament to our sound growth strategy, solid core assets, low cost structure, dedicated employees and prudent financial management.



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Nexen has historically focused its exploration activities internationally. Does your Light Synthetic Oil Project represent a shift in focus?

Not at all. In fact, it demonstrates how we've successfully applied our strategic model. Remember, our strategy dictates that we are good at the basics, grow organically through the drill bit, and use technology to profitably develop reserves at low cost. As we drill wells or implement new technologies, our portfolio make-up may change, but our strategy for growth does not.

This project is a great complement to our existing assets. It generates a low-cost, stable source of long-term production, which significantly reduces the overall risk in our portfolio. And because it will consume only a fraction of its go-forward cash flow, it provides a strong base to sustain our global expansion plans.

How will Nexen fund the capital expenditures for its Long Lake Upgrader while pursuing other development projects?

Our core assets in Yemen, the shallow waters of the Gulf of Mexico and our chemicals business all generate more cash flow than they require for growth. We use this free cash flow to fund an active exploration program and development projects that will add incremental production and cash flow in the future.

In 2002, we are investing almost $550 million to develop Aspen, Guando and Gunnison and for Syncrude's Phase 3 Expansion. Aspen should come onstream in late 2002, Guando in 2003, Gunnison in early 2004 and the Syncrude expansion in 2005. By the time we are required to make the largest of the capital outlays for the Long Lake Upgrader in 2004 and 2005, these projects will contribute incremental cash flow to help fund this upgrader.

How did the events of September 11, 2001 affect Nexen?

The events of September 11 were tragic and all of us were deeply affected by them.

In terms of the market, prior to September 11 our share price was appreciating rapidly as the market recognized our successful organic growth strategy. Following September 11, our share price dropped with the global market slowdown, reduction in oil prices and the market's view that operations in the Middle East, including Yemen, were riskier.

We believe there is no increased risk in Yemen. The Government of Yemen was one of the first in the Middle East to condemn terrorism and to convey sympathy to the United States following the World Trade Center attack. Since then, it has worked tirelessly to improve relations with the western world and to prevent terrorism on Yemen's soil and beyond.

Our Masila operations are very important to Yemen, providing 50% of the country's oil production. Our strong relationship with the people and Government of Yemen has allowed us to operate without interruption for almost 12 years and we anticipate this continuing.

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number 1-6702

nexen

NEXEN INC.

(Formerly Canadian Occidental Petroleum Ltd.)

Incorporated under the Laws of Canada

98-6000202
(I.R.S. Employer Identification No.)

801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7
Telephone - (403) 699-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	The New York Stock Exchange
	The Toronto Stock Exchange
Preferred Securities, due 2047	The New York Stock Exchange
Preferred Securities, due 2048	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No _________

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

On January 31, 2002, the aggregate market value of the voting shares held by non-affiliates of the Registrant was approximately $3.8 billion (Canadian dollars) based on The Toronto Stock Exchange closing price on that date. On January 31, 2002, there were 121,385,791 common shares issued and outstanding.

TABLE OF CONTENTS

In this report, unless otherwise specified, all dollar amounts or references to "$" are expressed in Canadian dollars, and production and reserve numbers represent Nexen's working interest therein after royalties. Natural gas is converted to oil equivalent at the rate of six thousand cubic feet equals one barrel of oil.

Certain statements in this report constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*, Section 21E of the United States *Securities Exchange Act of 1934*, as amended, and Section 27A of the United States *Securities Act of 1933*, as amended. See "Special Note Regarding Forward-Looking Statements" in Item 7 of this report.

During the five years ended December 31, 2001, the noon-day exchange rates for Cdn. $1.00 were as follows, as reported by the Bank of Canada:

	December 31	Average	High	Low
		(US$)		
1997	0.6991	0.7223	0.7489	0.6948
1998	0.6534	0.6743	0.7105	0.6343
1999	0.6929	0.6730	0.6929	0.6537
2000	0.6666	0.6733	0.6973	0.6413
2001	0.6279	0.6458	0.6695	0.6241

On January 31, 2002, the noon-day exchange rate was US $0.6276 for Cdn. $1.00.

PART I

ITEMS 1 and 2. BUSINESS AND PROPERTIES

BACKGROUND

Nexen Inc. (Nexen or the Company), formerly Canadian Occidental Petroleum Ltd., is a global energy and chemicals producer incorporated under the laws of Canada. It was formed on July 12, 1971, through a reorganization which combined the crude oil, natural gas and sulphur operations of Jefferson Lake Petrochemicals of Canada Ltd., with the Canadian crude oil, natural gas and chemicals operations of Occidental Petroleum Corporation (Occidental) of Los Angeles, California. At December 31, 1999, Occidental beneficially owned approximately 29% of Nexen's common shares.

On March 1, 2000, Nexen entered into an agreement with Ontario Teachers' Pension Plan Board (Teachers) and Occidental where Occidental sold its 29% interest in Nexen. Teachers purchased 20.2 million common shares and we repurchased the remaining 20 million common shares for $605 million including associated fees, and exchanged our oil and gas operations in Ecuador for Occidental's 15% interest in our chemicals operations. The agreement was approved on April 17, 2000 by a majority of Nexen shareholders other than Occidental or Teachers. According to the agreement, the Company was required to change its name, and so on November 2, 2000, the Company changed its name to Nexen Inc.

OPERATIONS

Nexen has operations in four main areas:

1. Conventional Oil and Gas

We explore for, develop and produce conventional crude oil, natural gas and related products around the world. Our core assets are located in western Canada, the United States Gulf of Mexico and Yemen and we are developing new growth opportunities in Colombia, Australia and Nigeria.

2. Synthetic Crude Oil

We have a 7.23% joint venture interest in Syncrude Canada Ltd. (Syncrude Joint Venture). The Syncrude Joint Venture mines shallow deposits of oil sands in Canada, extracts the bitumen and upgrades it to produce synthetic crude oil. We also have interests in numerous oil sands leases in the Athabasca region of northern Alberta and have acquired proprietary, patent protected technology to partially upgrade bitumen recovered from these leases. When combined with other conventional technologies, the bitumen can be upgraded into synthetic crude oil.

3. Oil and Gas Marketing

We market proprietary and third party crude oil and natural gas volumes and engage in energy trading. These activities are designed to enhance the price realizations from proprietary and third party oil and gas production, provide market and business intelligence in support of our oil and gas activities, as well as contribute independent earnings and cashflow.

4. Chemicals

We manufacture, market and distribute industrial chemicals, principally sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil.

* * * * *

For financial reporting purposes, these areas are defined as reportable segments. Conventional oil and gas is further broken down into geographic segments. Information on revenues, operating profit, capital expenditures and identifiable assets for these segments for the past three years appear in Note 14 to the Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in this report.

CONVENTIONAL OIL AND GAS

Our oil and gas activities involve the exploration for, development and production of crude oil, natural gas and related products around the world. Operations are generally managed on a country-by-country basis reflecting differences in the regulatory environments and risk factors associated with a country. The oil and gas industry is highly competitive, particularly as it pertains to the search for and development of new sources of supply, and the construction and operation of crude oil and natural gas pipelines and facilities.

Crude oil and natural gas are commodities that are sensitive to numerous worldwide factors and are generally sold at contract or posted prices. Changes in world crude oil and natural gas prices may significantly affect our net income and cash generated from operating activities. Consequently, such prices also may affect the carrying value of Nexen's oil and gas properties and the level of spending for oil and gas exploration and development.

We have a broad customer base for our crude oil and natural gas. Alternative customers are generally available, therefore, the loss of any one customer is not expected to have a significant adverse effect. Oil and gas operations are generally not seasonal, except for heavy oil differentials which tend to be narrower in the summer months.

Certain terms specific to the oil and gas industry are used throughout the Form 10-K. These terms are defined within the document when first used. Abbreviations include:

- bbl - barrel
- mbbls/d - thousand barrels per day
- mmbbls - million barrels
- mboe/d - thousand barrels of oil equivalent per day
- mmboe - million barrels of oil equivalent
- mmcf - million cubic feet

Our corporate strategy is to grow organically, primarily through exploration. We focus on maximizing the value of our existing assets through exploration, development and exploitation activities. We supplement this growth with strategic acquisitions, if and when opportunities arise. We believe this is the optimal means of ensuring steady growth at the lowest possible cost throughout the commodity cycle.

Our core assets are located in Yemen, Canada and the United States Gulf of Mexico. We also engage in exploration and development activities in Australia, Nigeria and Colombia.


Canada
Gulf of Mexico
Colombia
Nigeria
Australia

Yemen

Yemen's Masila Project is an important source of production and cashflow for Nexen. Our strategy in this country is to maintain high production rates from the Masila fields, fully exploiting the Project's remaining potential, while testing our exploration portfolio of over 20 million acres of undeveloped lands for additional accumulations of hydrocarbons.



SAUDI ARABIA
59
12
54
50
11
36
YEMEN
51
GULF OF ADEN

Acreage:

(thousand acres)	Developed	Undeveloped	Total
Gross	38	20,150	20,188
Net	20	11,321	11,341

Proved Reserves:

(mmbbls)	Working Interest	Net
Masila	200	111

2001 Production:

(mbbls/d)	Working Interest	Net
Masila	118.3	55.5

Masila Block

Nexen has a 52% working interest in and operates the Masila Project. The Masila Project is the largest single source of oil production in Yemen and has grown steadily since discovery in 1990. To date, the 14 fields which comprise the Project have produced over 580 million gross barrels of oil from total gross reserves of approximately one billion barrels. Nexen has the right to produce oil from the Masila fields until 2011 and can negotiate a five year extension.

The Masila Project is an important source of production and cash flow for Nexen. During 2001, we invested $229 million to drill and equip 59 new development wells and expand existing infrastructure. This enabled the Project to increase production by 6% from the prior year.

Currently, the majority of crude oil production comes from the Upper Qishn formation. Oil has been identified in formations below the Upper Qishn including the Upper Saar, an underpressured reservoir with significant aerial extent. In late 2001, we implemented three pilot waterfloods in the Upper Saar. The results of pilot tests were very encouraging and we plan to pilot waterflood one additional field and expand the earlier pilots.

Production from the Masila Project is governed by a Production Sharing Contract between the Government of Yemen and the Masila joint venture partners including Nexen (Partners). Under the terms of the agreement, production is divided into cost recovery oil and profit oil. Cost recovery oil provides for the recovery of all exploration, development and operating costs funded by the Partners. Costs are recovered from a maximum of 40% of production each fiscal year, as follows:

Costs	Recovery
Operating	100% in year incurred
Exploration	25% per year for 4 years
Development	16.7% per year for 6 years

The remaining production is profit oil which is shared between the Partners and the Government on a sliding scale based upon production rates. The Partners' share ranges from 20% to 33%. The Government's share includes provision for Yemen income taxes payable by the Partners at a rate of 35%. In 2001, the Partners' share of production from the Masila Project, including recovery of past costs, was approximately 33%.

The economics of Masila production are attractive. Historic finding and development costs are approximately US $2 per barrel and operating costs have averaged US $1 per barrel, resulting in excellent returns for shareholders. In addition, the structure of the contract moderates the impact on the Partners' cash flows during periods of low prices.

Yemen crude oil is sold based on reference prices, generally Dated Brent (Brent) crude oil, adjusted for transportation and quality. West Texas Intermediate (WTI) normally trades at a premium to Brent but the differential can vary during the year. As the demand for Brent crude oil increases relative to WTI, the differential narrows increasing the price of Brent on a relative basis.

Exploration Blocks

We are actively exploring outside the Masila Block. We hold interests in seven exploration licenses comprising over 20 million acres of undeveloped land, located in northeastern Yemen in proximity to the Saudi Arabian border. These Blocks are governed by Production Sharing Contracts that have similar fiscal terms to Masila.

Block 50 - We have a 47.5% interest in Block 50. To date, we have acquired 1,493 kilometres of 2-D seismic and drilled one unsuccessful exploration well. In 2001, we relinquished 25% of the acreage, leaving over 6 million acres. We plan to continue our seismic program in 2002, which will be funded through a farm-out arrangement. All commitments have been fulfilled on this Block.

Block 51 – Our interest in Block 51 increased from 43.75% to 87.5% in 2001, following the withdrawal of our partner. To date, we have completed a 674 kilometre seismic program on the block and drilled three unsuccessful exploration wells. The block is currently being evaluated for additional drilling prospects, although all commitments to the Yemen Government have been met.

Northern Blocks - We have interests in five large exploration blocks (11, 12, 36, 54 and 59) that span 13 million acres. They are located 250 kilometres north of Masila in an undeveloped frontier area bordering Saudi Arabia. Nexen currently has a 57% interest on these blocks, except Block 59 where it has a 55.8% interest. At the end of 2001, we acquired 5,000 kilometres of a planned 6,200 kilometre 2-D seismic program. In 2002, we will continue our seismic program on Block 11 and drill an exploratory well on Block 59.

Canada

Our strategy in Canada is to pursue relatively low-risk exploration and development programs in the Western Canadian Sedimentary Basin. We achieve steady growth from our Canadian assets because of our large, contiguous, land position and ability to control transportation and production infrastructure. Our capital program balances investment in producing assets with investment in new opportunities that are expected to provide future growth. Important growth initiatives include exploring for natural gas in northeast British Columbia and the foothills of Alberta.


B.C.
ALBERTA
SASK.
MAN.
Calgary
Regina
Natural Gas
Light Oil
Heavy Oil

Acreage:

(thousand acres)	Developed	Undeveloped	Total
Gross	1,328	2,421	3,749
Net	1,007	1,612	2,619

Proved Reserves:

(mmboe)	Working Interest	Net
Crude Oil & NGLs	184	157
Natural Gas	108	91
Total	292	248

2001 Production:

(mboe/d)	Working Interest	Net
Heavy Oil	32.5	27.4
Light Oil	25.5	20.9
Natural Gas	29.0	24.3
Total	87.0	72.6

Light Oil

We produce light oil in the Williston Basin of southeast Saskatchewan and at Hay in northeast British Columbia. A total of 142 light oil wells were drilled in 2001, increasing production 20% over 2000.

In 1997 we had a significant discovery at Hay. Production from the discovery was brought onstream in April 2000, and we continue to focus our development drilling on full exploitation of the property. In 2002 we are adding more development wells to increase production from the field. We are also expanding the processing facility to handle more associated gas production.

Natural Gas

We produce natural gas primarily from properties in Alberta and Saskatchewan. Approximately 80% of our natural gas production comes from shallow gas properties including Hatton and Medicine Hat. Extensive exploration through infill drilling and infrastructure optimization has increased production in this area.

Growth in gas is focused on exploration in northeast British Columbia and the foothills of Alberta. Northeast British Columbia is attractive because it is expected to contain significant recoverable natural gas reserves. Winter-only access affects project cycle time, however the area offers relatively good access to infrastructure, an abundance of available acreage and low drilling density. We have recently acquired 36,000 acres of land in the area and plan to drill 4 exploratory wells during the 2002 winter drilling season.

The foothills of Alberta has been a focus area for exploration over the past two years, since our field at Findley was put on production. In a highly competitive market, we have assembled a good land base to the northwest on trend with a number of recent foothills discoveries. In 2002, we plan to drill two exploratory wells that will test multiple objectives.

Heavy Oil

Nexen's heavy oil operations are located in west central Saskatchewan. Significant heavy oil properties include Cuthbert, Cactus, Winter, Plover Lake and Luseland. In 2001, a total of 184 heavy oil wells were drilled. The focus in 2001 was the development of the Cuthbert field, which produces both oil and gas. The key success factor for heavy oil continues to be the advancement of technology to help increase oil recovery factors.

Heavy oil production generally sells at a discounted price relative to lighter grades of crude. Volatile world oil prices and quality differentials combine to increase the volatility of returns from heavy oil production.

Royalties

In Canada, the federal and provincial governments impose royalties on oil and gas production from lands where they own the mineral rights. Royalties vary depending on factors such as well production volumes, selling prices, recovery methods, the drilling date of the well and the date of initial production. Royalty rates can range from 16% to 25%. Crown royalties are not deductible for tax purposes as discussed below.

Some provinces also receive revenue by imposing taxes on production from lands where they do not own the mineral rights. In addition, the Province of Saskatchewan assesses an additional resource surcharge of 3.6% on gross Saskatchewan resource sales.

Taxes

Profits earned in Canada from Canadian resource properties are subject to federal and provincial income taxes and capital taxes. The federal income tax rate is 29% for resource income allocated to Canadian provinces. Although crown royalties are not deductible for tax purposes, a 25% deemed "resource allowance" on net Canadian production income is deductible in computing taxes payable.

United States


LOUISIANA
ALABAMA
TEXAS
MISSISSIPPI
Shallow
Deep
Gunnison
Aspen
Durango
Major Producing Fields
Deep Water Discoveries
Nexen properties

Acreage: (thousand acres)	Developed	Undeveloped	Total
Shallow-Water			
Gross	178	250	428
Net	97	171	268
Deep-Water			
Gross	-	564	564
Net	-	209	209
Total			
Gross	178	814	992
Net	97	380	477

Proved Reserves: (mmboe)	Working Interest	Net
Crude Oil	32	28
Natural Gas	48	41
Total	80	69

2001 Production: (mboe/d)	Working Interest	Net
Crude Oil	10.0	8.3
Natural Gas	20.1	16.6
Total	30.1	24.9

Our oil and gas assets offshore the United States Gulf of Mexico are an important source of production and reserves growth for Nexen. We currently hold interests ranging from 3.7% to 100% in 187 federal lease blocks in the Gulf, 99 of which are located in water depths exceeding 660 feet.

Our strategy in this basin is to fully exploit our assets in the shallow waters of the Gulf while applying the expertise we have gained in over 20 years of operations in the Gulf to explore deep-water leases and accelerate development of our deep-water discoveries.

Shallow Water Production

Our production from the Gulf is generated from our shallow-water assets located offshore Louisiana and Texas, primarily from our interests in three fields: Eugene Island, Vermilion and West Cameron. In 2001, we acquired a 100% working interest at Vermilion 76 for approximately US $40 million and a 100% working interest at Eugene Island 295 for approximately US $33 million.

In 2001, all gas production was sold on the spot market, while crude oil production was sold under short-term contracts. The prices we negotiated with our customers were based on refiner postings, the New York Mercantile Exchange (NYMEX) calendar average price, negotiated fixed prices, and quality differentials.

Deep Water Exploration

Over the past decade, the deep waters of the Gulf of Mexico have developed from an exploration frontier into one of the most prospective sources of oil and gas production in the world. The deep-water Gulf is generally characterized by multiple productive horizons and high production rates, which greatly reduces risk, while the technology to find, drill, and develop deep-water discoveries is developing rapidly and costs are coming down. In addition, the deep waters of the Gulf are in close proximity to infrastructure and continental US markets, allowing both oil and gas discoveries to be quickly brought on-stream. Large discoveries, high success rates, production infrastructure and attractive fiscal terms make this a premier exploration opportunity. During 1997, we began building a deep-water acreage position, and are currently one of the largest independent leaseholders there. During 2000, Nexen's fourth deep-water well in the Gulf of Mexico produced our first success at Gunnison.

In 2001, we invested US $99 million in our deep-water program in the Gulf of Mexico. This resulted in discoveries at Aspen and Durango and the successful appraisal of our Gunnison discovery including the decision to proceed with commercial development of the Gunnison sub-basin. We drilled unsuccessful deep-water exploration wells at Scout and Dendara.

Gunnison and Durango Discoveries (Gunnison Sub-Basin)

During the year, Nexen's Board of Directors approved proceeding with our first deep-water development project in the Gulf of Mexico. The project includes the development of the Gunnison and Durango Fields. This area is located approximately 170 miles offshore Louisiana, in water depths just over 3,100 feet, and includes Garden Banks Blocks 667, 668 and 669. The Gunnison Field was discovered in May 2000 on Garden Banks Block 668. Subsequent drilling resulted in the discovery of the Durango Gas Field on Garden Banks Block 667 in June 2001. Nexen has a 30% interest in the project.

Gunnison will be developed using a truss SPAR platform, which will be designed for daily production of 40,000 bbls of oil and 200 mmcf of natural gas. The initial development will include nine wells connected to the SPAR, including six dry tree and three subsea wells for Gunnison and Durango. Production start-up is projected for 2004. Nexen's share of the total cost of the project is expected to be US $180 million. During 2001, we invested US $28 million in this project.

Aspen Discovery

In May 2001, we announced our second deep-water discovery in the Gulf of Mexico at Aspen. Aspen is located on Green Canyon Block 243 in 3,150 feet of water. Nexen has a 60% interest in Aspen. There is existing infrastructure in the area, and production is scheduled to commence in the fourth quarter of 2002.

Australia


N.W. Shelf
Buffalo
NT/P58 & P59, P60
WA 239P
WA 289P
WA 290P
AUSTRALIA

Acreage:

(thousand acres)	Developed	Undeveloped	Total
Gross	1	7,810	7,811
Net	1	5,182	5,183

Proved Reserves:

(mmbbls)	Working Interest	Net
Buffalo Field	2	2

2001 Production:

(mbbls/d)	Working Interest	Net
Buffalo Field	10.2	9.6

Buffalo

The Buffalo field offshore the northwest shelf of Australia has been an excellent source of short-term production growth. This field produces high-quality crude oil that attracts a premium price. Production from Buffalo began in December 1999 using a fixed wellhead platform linked to a leased floating production storage and off-loading vessel (FPSO). In late 2000, we acquired the remaining 50% interest in this field and became the operator.

Through an extensive 3-D seismic reprocessing program, we believe that we have identified additional oil reserves which will not be recovered by the existing production wells. We plan to drill up to two additional development wells in 2002 to access these reserves.

In Australia, profits from offshore production, less allowable capital expenditures, are subject to Petroleum Resource Rent Tax (PRRT) at a rate of 40%. Any PRRT paid is deductible in computing corporate income tax. The corporate income tax rate in Australia is 30%.

Exploration Portfolio

The experience, knowledge and infrastructure gained from our Buffalo operations support our exploration program in other basins offshore Australia.

We are the operator of three exploration licenses, Block NT/P58, P59 and P60, in the Money Shoals basin, which comprise over 6 million gross acres. In 2001, we acquired 3,700 km of 2-D seismic and started reprocessing an additional 1,900 km. Interpretation of this seismic will continue in 2002.

We also have a 34% working interest in Block WA-239-P in the Browse Basin. This Block, which we operate, spans 404,000 acres. In 2001, we continued our 2-D seismic program and identified an exploration prospect which we expect to drill in 2003.

In 2001, we relinquished our interests in exploration blocks WA-289-P and WA-290-P, after unsuccessful drilling. We also sold our 100% interest in Block AC/RL 3 following a subcommercial gas discovery.

Nigeria


TOGO
BENIN
NIGERIA
Ejulebe
OPL-75
CAMEROON
OPL-222
EQ. GUINEA
GABON

Acreage: (thousand acres)	Developed	Undeveloped	Total
Gross	1	483	484
Net	1	108	109

Proved Reserves: (mmbbls)	Working Interest	Net
Ejulebe Field	3	3

2001 Production: (mbbls/d)	Working Interest	Net
Ejulebe Field	5.8	4.6

Block OPL 75 - Ejulebe

We are the operator of the Ejulebe field located in 45 feet of water on Block OPL 75 in the Niger Delta, approximately 15 km offshore Nigeria. Crude oil production from Ejulebe is transported through a pipeline to a third-party owned FPSO where it is available for export. We operate the block under a risk service contract, which requires us to provide exploration, development and operatorship services and fund all costs in return for a service fee payable out of production from the block.

Block OPL 222

In 1998, we acquired a 20% interest in Block OPL 222 which comprises 469,000 acres and is located approximately 50 miles offshore in water depths ranging from 600 to 3,500 feet. In late 1998, the Ukot-1 exploration well, located in approximately 2,600 feet of water, encountered three oil-bearing intervals and flowed at an aggregate rate of 13,900 barrels per day from two of the intervals. An extensive 3-D seismic program has been completed on the block and a location for a follow-up exploration well in the West Ukot area has been identified. We plan to drill the follow-up exploration well, called Usan-1, in 2002. We also plan to drill one additional appraisal well and assess the exploration potential of the northern part of the block. We are required to complete a US $12 million exploration program on the block by early 2003.

Other Exploration Blocks

During 2001, we relinquished interests in three onshore exploratory blocks and two offshore exploratory blocks following unsuccessful exploration wells.

Colombia


Fusa Block
Muisca Block
Boqueron Block
Villarrica Block
COLOMBIA

Boqueron Block – Guando Discovery

In 2000, we made our first discovery in Colombia at Guando on the Boqueron Block. Boqueron is located in the Upper Magdalena Basin of central Colombia, approximately 45 km southwest of Bogota.

Four appraisal wells and three development wells were drilled at Guando during 2001. Based upon the results of these wells, we expect to submit a plan for commercial development of the field using primary recovery techniques to Ecopetrol, the state oil company, in 2002.

We have a 40% working interest in the Boqueron Block which could be reduced to 20% upon declaration of commerciality if Ecopetrol exercises its back-in rights. At the end of September, we relinquished 50% of the block back to the Government as mandated. Production from Guando is subject to a 5% to 25% royalty depending on daily production levels. Also, profits earned in Colombia are subject to a 35% income tax rate.

Exploration Blocks

We have interests in four other exploration blocks in the Upper Magdalena Basin, which together span 1.2 million gross acres. Villarrica, Fusagasuga (Fusa) and El Descanso were acquired in 2000 and Muisca was acquired in 2001. The table below describes planned activities for 2002:

Block	Interest	2002 Activity
Villarrica	50% (1)	continue seismic program
Fusa	50% (1)	drill Atadero exploration well
El Descanso	50% (1)	drilled unsuccessful exploration well in January 2002
Muisca	100%	begin seismic program

(1) working interest decreased from 100% to 50% following farm-out in 2001

We have a US $6 million expenditure commitment on the Villarrica, Fusa and El Descanso Blocks. To the end of 2001, a total of 582 km of seismic has been shot. Ecopetrol has granted us an extension of terms on the Villarica Block which allows us to carry out additional seismic in 2002. Our minimum work commitment on Muisca is to shoot 100 km of seismic, which is expected to be completed prior to June 2002. On all blocks, Ecopetrol retains the right to back-in at the declaration of commerciality for a 30% interest.

Indonesia

In 1996, Nexen acquired a 100% interest in the 2.7 million acre Seram Block off the north coast of the island of Seram. An unsuccessful exploration well was drilled on the block in 2001. During 1997, Nexen acquired a 100% interest in the 2.1 million acre Manna Block in southwest Sumatra. An unsuccessful exploration well was drilled on the block in early 2000. Nexen has fulfilled all commitments on both of these blocks.

SYNTHETIC CRUDE OIL

A key part of Nexen's strategy is the economic development of its bitumen resource to provide low risk, stable future growth. Nexen is currently involved in this activity through its 7.23% interest in the Syncrude Joint Venture. In addition, we have extensive land holdings in the Athabasca area of Alberta, which contain significant quantities of in-situ bitumen.

Syncrude Joint Venture



Athabasca River
Aurora Mine (North)
10
12
34
31
Aurora Mine (South)
30
22
29
17

Acreage:

(thousand acres)	Developed	Undeveloped	Total
Gross	106	152	258
Net	8	11	19

Proved Reserves:

(mmbbls)	Working Interest	Net
	256	231

2001 Production:

(mbbls/d)	Working Interest	Net
	16.1	15.5

We have a 7.23% interest in the Syncrude Joint Venture which we acquired in 1983. Syncrude was created in 1975 to mine shallow deposits of oil sands and extract and upgrade crude oil bitumen into a high-quality, light, synthetic crude oil. The oil sands are located on eight leases spanning 258,000 acres north of Fort McMurray, Alberta. Since startup in 1978, Syncrude has produced over one billion barrels of synthetic crude oil. The operating term for leases controlled by Syncrude currently extends to the year 2035. However, Syncrude can hold the leases for 80 years if there are plans to develop the lease.

Syncrude mines oil sands at three mines, the Base, North and Aurora mines. Approximately two tons of oil sands are required to produce one barrel of synthetic crude oil. The oil sands are mixed with hot water, steam and caustic soda to produce a slurry from which the bitumen floats as froth. The slurry is transported to the extraction plant, treated to remove water and solids and is fed into cokers for upgrading. The bitumen is upgraded and separated into naphtha, light gas oil and heavy gas oil streams. These streams are hydrotreated to remove sulphur and nitrogen impurities and are mixed together to form light, sweet synthetic crude oil. By-products of the process, sulphur and coke, are stockpiled for future sale.

Expansions

In 1999, the Alberta Energy and Utilities Board (AEUB) approved an increase in Syncrude's production capacity to 465,700 bbls per day. At the end of 2001, Syncrude had increased its synthetic crude oil capacity to 257,500 bbls per day with the development of the Aurora Mine. In 2001, the Syncrude owners approved the third phase of the Syncrude expansion, which will increase capacity to 364,300 bbls per day (26,300 bbls net to Nexen) by early 2005 at an estimated cost of $4.5 billion ($325 million net to Nexen).

Royalties

Syncrude pays a royalty to the Province of Alberta. Subsequent to 1987, this royalty was equal to 50% of Syncrude's deemed net profits after deduction of certain capital expenditures. In 1995, the Province announced generic royalty terms for new oil sands projects that provided for a royalty rate of 25% on net revenues after all costs have been recovered, subject to a minimum 1% gross royalty. In 1997, the Province of Alberta and the Syncrude owners agreed to move to the generic royalty terms when the total of all allowed capital costs incurred after December 31, 1995 equaled $2.8 billion (gross). That total was surpassed at the end of 2001, and so the Syncrude Joint Venture moved to generic terms in January 2002.

During the transition period, the Province of Alberta's share of deemed net profits was based on a weighted average blended rate of 50% net profits interest on base production of 74 million barrels per year, and a 25% net profits interest on annual production over 74 million barrels. In addition, 43% of allowed capital costs were applied as a deduction from the Province of Alberta's share of the deemed net profits.

Pricing
The quality of Syncrude's synthetic crude oil typically allows it to be sold at a premium to WTI, adjusted for transportation, quality and currency differences.

Light Synthetic Crude Oil Project at Long Lake, Alberta


Syncrude
Fort McMurray
ALBERTA
SASKATCHEWAN
To Hardisty
Proposed Long Lake Upgrader
Nexen Bitumen Acreage
100 Mile Exclusive OPTI Technology Rights

Nexen has interests in numerous oil sands leases in the Athabasca region of northern Alberta, which contain significant quantities of in-situ bitumen. The bitumen is located in deposits buried too deep to use surface mining techniques. One of the most promising technologies for extracting these reserves is Steam Assisted Gravity Drainage (SAGD). This technology injects steam at the top of a reservoir and then collects the bitumen from a parallel horizontal well bore located lower in the reservoir. We have participated in a variety of research and pilot projects testing this technology.

OPTI Joint Venture
In 2001, we formed a joint venture with OPTI Canada Inc. to develop in-situ bitumen using SAGD technology, and to construct a field upgrading facility in the Athabasca region, incorporating OPTI's patented OrCrude™ technology. As part of the agreement, Nexen acquired the exclusive right with OPTI to use the technology within a 100-mile radius of the Long Lake property, and the right to use the technology elsewhere in the world.

The OrCrude™ technology converts bitumen into partially upgraded sour crude oil and asphaltenes. A 500-barrel per day demonstration plant applying this technology has been successfully upgrading bitumen from the Cold Lake and Athabasca regions since April 2001. By coupling the OrCrude process with commercially available hydrocracking and gasification technologies, the sour crude will be upgraded to light (37° API) synthetic crude oil and the asphaltenes will be converted to hydrogen-rich, low energy fuel gas and free hydrogen. We estimate the capital costs of producing and upgrading bitumen based upon this technology will be comparable to those of surface mining and upgrading on a barrel of daily production basis. However, we estimate the ongoing operating and maintenance costs will be substantially lower due, in part, to the availability of low-cost fuel gas and free hydrogen.

An application to construct a bitumen upgrader at Long Lake (Lease 27) has already been submitted to the Province of Alberta. We plan to commence a 3,000-barrel per day SAGD pilot project at Long Lake in 2002, followed by commercial SAGD projects there and on other Nexen lands. If successful, we expect to begin construction of a 60,000-70,000 barrel per day upgrading facility in 2003, with a target completion date in 2006. We are the operator of the Long Lake lease and will be responsible for construction, development and operation of the SAGD projects. OPTI will be responsible for design, construction and operation of the upgrader.

The royalty terms are consistent with the generic royalty terms for oil sands projects that provide for a royalty rate of 25% on net revenues after all costs have been recovered, subject to a minimum 1% gross royalty.

OIL AND GAS MARKETING

Nexen markets proprietary and third party crude oil and natural gas volumes and engages in energy trading. These activities are designed to enhance the price realizations from the sale of Nexen's proprietary and third party oil and gas production, provide market and business intelligence in support of our oil and gas activities, as well as contribute independent earnings and cashflow. These activities are more fully described in Item 7.

RESERVES, PRODUCTION AND RELATED INFORMATION

In addition to the tables below, we refer you to the Supplementary Financial Information in this Form 10-K for information on our oil and gas producing activities. Nexen has not filed with or included in reports to any other United States federal authority or agency, any estimates of total proved crude oil or natural gas reserves since the beginning of the last fiscal year.

Net Sales by Product

	2001	2000 (millions)	1999
Conventional Crude Oil and Natural Gas Liquids	$ 1,421	$ 1,652	$ 928
Synthetic Crude Oil	225	199	162
Natural Gas	497	425	229
	$ 2,143	$ 2,276	$1,319

Crude oil and natural gas liquids represent approximately 77 per cent of oil and gas sales, while natural gas represents the remaining 23 per cent.

Sales Prices and Production Costs

	Average Sales Price			Average Production Costs		
	2001	2000	1999	2001	2000	1999
Crude Oil and Natural Gas Liquids ($/bbl)						
Yemen	$35.05	$40.53	$26.36	$ 1.62	$ 1.42	$ 1.33
Canada	$24.86	$33.49	$20.53	$ 6.13	$ 5.46	$ 5.08
United States	$38.35	$44.18	$26.51	$ 6.01	$ 5.00	$ 4.69
Australia	$38.71	$41.05	$ -	$13.50	$ 6.92	$ -
Other Countries	$37.37	$40.12	$23.30	$ 8.16	$ 7.53	$ 6.16
Synthetic Crude Oil	$39.90	$44.84	$28.12	$19.43	$18.36	$12.53

	Average Sales Price			Average Production Costs		
	2001	2000	1999	2001	2000	1999
Natural Gas ($/mcf)						
Canada	$5.02	$4.38	$2.46	$0.39	$0.47	$0.40
United States	$6.66	$6.90	$3.45	$1.00	$0.83	$0.78

Producing Oil and Gas Wells

	2001					
	Oil		Gas		Total	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Yemen	197	102	-	-	197	102
Canada	3,847	2,341	2,212	1,944	6,059	4,285
United States	183	82	245	114	428	196
Colombia	8	3	-	-	8	3
Australia	2	2	-	-	2	2
Nigeria	3	3	-	-	3	3
Total	4,240	2,533	2,457	2,058	6,697	4,591

Notes:
(1) Gross wells are the total number of wells in which an interest is owned.
(2) Net wells are the sum of fractional interests owned in gross wells.

Oil and Gas Acreage (thousands of acres)

	2001					
	Developed		Undeveloped[1]		Total	
	Gross	Net	Gross	Net	Gross	Net
Yemen [2]	38	20	20,150	11,321	20,188	11,341
Canada	1,328	1,007	2,421	1,612	3,749	2,619
United States	178	97	814	380	992	477
Australia	1	1	7,810	5,182	7,811	5,183
Nigeria [2] [3]	1	1	483	108	484	109
Indonesia [2]	-	-	4,793	4,793	4,793	4,793
Colombia [2]	-	-	1,188	790	1,188	790
Conventional Total	1,546	1,126	37,659	24,186	39,205	25,312
Synthetic Crude Total	106	8	152	11	258	19

Notes:
(1) Undeveloped acreage is considered to be those acres on which wells have not been drilled or completed to a point that would permit production of commercial quantities of crude oil and natural gas regardless of whether or not such acreage contains proved reserves.
(2) The acreage is covered by production sharing contracts.
(3) The acreage is covered by a risk service contract.

Drilling Activity (wells drilled)

	2001						
	Net Exploratory			Net Development			
	Productive	Dry Holes	Total	Productive	Dry Holes	Total	Total
Yemen	-	1.5	1.5	30.7	1.6	32.3	33.8
Canada	38.6	20.8	59.4	369.9	8.3	378.2	437.6
United States	3.8	1.2	5.0	5.3	-	5.3	10.3
Australia	-	0.4	0.4	-	-	-	0.4
Other Countries[1]	1.2	2.9	4.1	1.8	0.4	2.2	6.3
Total	43.6	26.8	70.4	407.7	10.3	418.0	488.4

	2000						
	Net Exploratory			Net Development			
	Productive	Dry Holes	Total	Productive	Dry Holes	Total	Total
Yemen	-	-	-	13.5	2.1	15.6	15.6
Canada	39.5	20.2	59.7	379.4	16.5	395.9	455.6
United States	1.9	2.5	4.4	8.1	1.5	9.6	14.0
Australia	-	0.9	0.9	-	-	-	0.9
Other Countries[1]	1.2	1.8	3.0	-	-	-	3.0
Total	42.6	25.4	68.0	401.0	20.1	421.1	489.1

	1999						
	Net Exploratory			Net Development			
	Productive	Dry Holes	Total	Productive	Dry Holes	Total	Total
Yemen	-	0.5	0.5	15.1	1.0	16.1	16.6
Canada	10.7	20.6	31.3	214.1	14.0	228.1	259.4
United States	-	1.1	1.1	7.7	1.2	8.9	10.0
Australia	-	1.0	1.0	1.0	0.5	1.5	2.5
Other Countries[1]	-	0.7	0.7	0.2	-	0.2	0.9
Total	10.7	23.9	34.6	238.1	16.7	254.8	289.4

Notes:
(1) Other countries includes drilling primarily in Indonesia, Nigeria and Colombia.
(2) At December 31, 2001, the Company was in the process of drilling three wells (1.3 net) in the United States, seven wells (5.9 net) in Canada, four wells (2.1 net) in Yemen and one well (0.4 net) in Colombia.

CHEMICALS OPERATIONS

Our chemicals operations provide a reliable source of cash flow. Over the past three years, we have made significant investments to grow our capacity, expand internationally and lower our overall cost structure. These investments have allowed us to maintain a strong position in the bleaching chemicals industry. We manufacture, market and distribute sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil. We also market a small amount of sodium chlorate and caustic soda in Asia.

The key factors driving the highly competitive bleaching chemicals market are reliability of supply and technical service and price. Our manufacturing facilities are modern and reliable, and strategically located to capitalize on competitive power costs and/or transportation infrastructure in order to minimize production and delivery costs.


Sodium Chlorate
Chlor-Alkali


BRAZIL

North America

We manufacture sodium chlorate at six facilities in North America: Nanaimo, British Columbia; Bruderheim, Alberta; Brandon, Manitoba; Amherstburg, Ontario; Beauharnois, Quebec; and Taft, Louisiana. We also manufacture chlor-alkali products at North Vancouver, British Columbia.

In 1995, we combined our industrial chemicals operations in North America with Occidental's sodium chlorate facility located at Taft, Louisiana. We held an 85% interest in the venture and acted as managing partner. During 2000, we exchanged our oil and gas operations in Ecuador for Occidental's 15% interest in our chemicals operations, as described in Note 14 to the Consolidated Financial Statements. We now own 100% of our chemicals operations.

The pulp and paper industry consumes approximately 95% of sodium chlorate production in North America. Our North American sodium chlorate production is marketed to numerous pulp and paper mills under multi-year contracts that contain price and volume provisions. Approximately 25% of this production is sold in Canada and the remainder is sold in the United States, with a small component marketed offshore. Currently, we are the third largest producer of sodium chlorate in North America with continent-wide supply capability. Our annual production capacity for sodium chlorate in North America is 480,000 short-tons.

Our chlor-alkali facility in British Columbia manufactures caustic soda, chlorine and muriatic acid. In British Columbia, almost all of our caustic soda is consumed by local pulp and paper mills, while our chlorine is sold to various customers in the polyvinyl chloride, water purification and petrochemicals industries, primarily in the United States. We have 380,000 short-tons of chlor-alkali capacity at this location.

Brazil

In December 1999, we acquired a 39,000 short-ton per year sodium chlorate plant and a 35,000 short-ton per year chlor-alkali plant in Brazil from Aracruz Cellulose S.A., the leading manufacturer of pulp in Brazil. All of our production is sold to Aracruz under a long-term sales agreement that has an initial six-year take-or-pay component. We are expanding our plant in Brazil to capitalize on the expected growth in demand for pulp bleaching chemicals in Brazil.

Costs

Electricity is the single largest cost incurred by our operations, representing over half of our cash costs. Other primary raw materials used in the production of sodium chlorate and chlor-alkali products are salt and fresh water. We secure long-term contracts for these materials to ensure sufficient supply and competitive costs. Labour is also a significant component of the manufacturing costs, with approximately 50% of our chemicals' workforce being unionized. We have active collective agreements in place at all of our unionized plants.

The Province of Alberta deregulated the electricity market in Alberta in January 2001. The balance of supply and demand and high natural gas prices during the first half of 2001 led to significantly higher electricity costs for our operations in Alberta. The electricity market improved substantially in the second half of 2001, with new capacity coming on-stream and energy prices moderating.

OTHER ACTIVITIES

Moose Jaw Asphalt

Prior to January 2002, Nexen owned Moose Jaw Asphalt Inc., which produces asphaltic paving products, petroleum-derived fuels and specialty distillates. The financial results of Moose Jaw Asphalt Inc. are included in Corporate and Other Items in Note 14 to the Consolidated Financial Statements. Effective January 2, 2002, Nexen sold Moose Jaw Asphalt Inc.

ADDITIONAL FACTORS AFFECTING BUSINESS

See Item 7 of this Form10-K.

Government Regulations

Nexen's operations are subject to various levels of government controls and regulations in the countries in which it operates. These laws and regulations include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, all of which are subject to change from time to time. Current legislation is generally a matter of public record, and the Company is unable to predict what additional legislation or amendments may be proposed that will affect the Company's operations or when any such proposals, if enacted, might become effective.

Environmental Regulations

Oil and Gas Operations

Our oil and gas operations are subject to government laws and regulations designed to protect the environment in the countries where we operate. We believe that our operations comply in all material respects with applicable environmental laws.

Canada

In Canada, these provisions, which are implemented principally by Environment Canada and Transport Canada and comparable provincial agencies, govern the management of hazardous waste, the discharge of pollutants, the construction of new discharge sources and the transportation of dangerous goods. The laws generally provide for civil and criminal penalties and fines, as well as injunctive and remedial relief.

United States

In the United States, these provisions, which are implemented principally by the United States Environmental Protection Agency, the Department of Transportation and the Department of the Interior and comparable state agencies, govern the management of hazardous waste, the discharge of pollutants into the air and into surface and underground waters and the construction of new discharge sources, the manufacture, sale and disposal of chemical substances, and surface and underground mining. These laws generally provide for civil and criminal penalties and fines, as well as injunctive and remedial relief.

Yemen

In Yemen, the Yemen Environmental Protection Law was ratified by Parliament and issued by Presidential decree in October 1995. Yemen Republican Decree No. 11 in respect of Protection of the Maritime Environment from Pollution was passed in 1993 and establishes the Public Corporation for Maritime Affairs as the regulatory authority for maritime activities. Under the terms of an agreement with the Government of Yemen in March 1996, the Company prepaid and was released from further obligation regarding dismantlement and site restoration costs on the Masila Block Development Project.

Nigeria
In Nigeria, we have entered into a risk service contract with an indigenous company. The indigenous company is responsible for obtaining all regulatory approvals associated with development in Nigeria. Pollution control regulations in oil and gas operations are governed by the Principal Legislation of Petroleum Act 1969. The regulations are made pursuant to section 8(i)b(iii) of the Petroleum Act. Revisions to existing regulations regarding waste discharges, environmental management systems, audits, decommissioning and oil spillage investigation were to have been issued before the end of 1999 but have been delayed. In November 1999, the Federal Ministry of the Environment announced that, pursuant to the Environmental Impact Assessment (EIA) Decree No. 86 of 1992, they have been charged with full responsibility for supervising all aspects of the environmental management of the oil and gas industry, replacing the environment division of the DPR and the defunct Federal Environmental Protection Agency. The timing and implications of these changes have yet to be determined.

Australia
In Australia, the offshore petroleum industry is regulated by broadly consistent Commonwealth, State and Territory legislation. The States and Northern Territory have jurisdiction over onshore petroleum operations, including petroleum within coastal waters. Petroleum operations beyond three nautical miles from the territorial sea baseline are subject to the Commonwealth Petroleum (Submerged Lands) Act 1967 (PSLA). The key subordinate and related legislation which impact offshore health and safety are the Petroleum (Submerged Lands) (Management of Safety on Offshore facilities) Regulations 1996 and the State and Northern Territory OH&S Acts and Regulations, which are applied through Section 9 of the PSLA. Other State and Territory laws are applied to offshore areas through Section 11 of the PSLA. There are generally two administrative decision-making bodies in respect of each offshore area; a Joint Authority, comprising the Commonwealth Minister responsible for resources and the equivalent State or Northern Territory Minister, which is the principle decision-making body, and a Designated Authority, which handles the day-to-day administrative matters relating to petroleum activities in the defined area. Titleholders under the PSLA are responsible for all petroleum related activities (including safety) in the permit/licence area. The designated representative of the title holder is the operator. In July of 2000, the Environmental Protection and Biodiversity Conservation Act became law. Under this Commonwealth Act, operators are required to assess their projects to determine whether an action is likely to have a significant impact on matters of national environmental significance, and make a decision respecting submission of that assessment to a public referral process. The referral is expected to add some time to the existing approval process but have little impact on most routine activities and operations.

Colombia
In Colombia, operations are subject to environmental regulations under the Ministry of the Environment. Community consultation is regulated by the Ministry of the Interior. Recent attempts to streamline issuance of hydrocarbon licenses have met with limited legislative success. The basic process, results in an average time to receipt of license of between one and three years, starts with the Ministry of Interior requirements for community consultation, followed by preparation of the required environmental impact assessment and management plans, followed by review within the Ministry of the Environment and the regional environmental authorities.

Indonesia
In Indonesia, operations are subject to environmental regulations under the revised Law Number 23 of 1997 *Regarding Environmental Management.*

From time to time, Nexen may conduct activities in countries where environmental regulatory frameworks are in various stages of evolution. Where regulations are lacking, Nexen observes Canadian standards where applicable, as well as internationally accepted industry environmental management practices.

Kyoto Protocol
Canada was one of 160 countries that adopted the Kyoto Protocol in December 1997. This international treaty establishes commitments to reduce emissions of greenhouse gases that are believed to be responsible for increasing the surface temperatures of the Earth and affecting the global climate. The Protocol obliges approximately 38 countries (the Annex 1 countries) to meet national targets that range from an increase of 10% to a reduction of 8% over a 1990 base. The overall reduction averages 5%, and these commitments are to be met during the "first commitment period" of 2008 to 2012. Canada committed to a 6% reduction over the 1990 base when it signed the Kyoto Protocol in April 1998. Economic modeling studies have shown that if emission reductions are met through domestic action in Annex 1

countries alone, there will be severe negative impacts to these countries economies, and in particular those such as Canada whose economies are resource and energy intensive.

Nexen has established a senior management level climate change steering committee and is active in responding to the climate change issue domestically and internationally through industry associations and membership in Canada's Voluntary Challenge and Registry. The decision by the US government to withdraw from the Kyoto Protocol has serious implications for Canada in the context of a continental or hemispheric energy market, but we expect the US will develop a response to GHG strategies perhaps using the NAFTA model. Nexen executives have made their views on Ratification known to senior Federal and Provincial politicians and bureaucrats and continue to actively work the issue internally and with the relevant industry associations.

In 2000, Nexen purchased a share in the Rio Bravo Carbon Sequestration in Belize, a project sponsored by The Nature Conservancy and managed by the Project for Belize. The project preserves 260,000 acres of mature forest, has significant biodiversity aspects, and provides opportunities for eco-tourism and sustainable logging. It will not qualify for Clean Development Mechanism (CDM) credits in the first commitment period but may be eligible for credit in whatever program the US enacts. Additional CDM opportunities are being investigated in our core countries including Colombia.

Syncrude Joint Venture Operations
The Syncrude Joint Venture is regulated by the AEUB and the Alberta Department of Environment (AENV). In 1999, the AEUB extended the Syncrude Joint Venture's operating term through 2035 giving the flexibility required for ongoing orderly development of the operation and reclamation of the site. The AENV issued its approval under the Alberta Environmental Protection and Enhancement Act effective December 21, 1995. The approval is for the 10 year period through to December 2005, which is the maximum term provided for in the legislation, and is a consolidated document covering air, land, water and waste management matters. Land reclamation is proceeding at a rate of approximately 200 hectares per year, thereby minimizing annual future reclamation costs.

Chemicals Operations
Nexen Chemicals maintains an active environmental and safety program at its sites to further its policy of excelling as a Responsible Care® Organization. Many of the Chemicals facilities (i.e. Amherstburg, Beauharnois, Brandon, Bruderheim, Nanaimo, and North Vancouver) have completed quantitative risk assessments to assist both the facilities and the communities in their emergency response and risk management plans. The results of these reviews have been communicated to each respective community.

Since 1972, the North Vancouver facility has been the British Columbia regional control centre for the North America Chlorine Emergency Plan. Through this plan, the Company participates with other chlorine producers to provide professional and responsive action in the event of a chlor-alkali related emergency anywhere in their region of responsibility.

Nexen Chemicals has taken an active role in the Canadian Chemical Producers' Association (CCPA) CAER (Community Awareness and Emergency Response) and TRANSCAER (Transportation CAER) projects. In 1989, Nexen Chemicals and other members of the Canadian Chemical Producers' Association expanded the CAER and TRANSCAER programs to the Responsible Care® initiative. This initiative is based on the industry's commitment to the responsible development, manufacture, transportation, handling, distribution, use and ultimate disposal of chemicals so as to minimize adverse effects on people and the environment. Nexen Chemicals successfully completed the CCPA's Round 1 Responsible Care® verification process in 1995. In 1998, Nexen Chemicals was the first company to undergo Round 2 verification of its Responsible Care® management systems. In 2000, the Taft facility successfully completed a third party American Chemistry Council Responsible Care® Management System Verification to ensure compliance to the Responsible Care® codes of practice in the United States.

Of significance to the Company's chemicals operations are regulations, which apply to its pulp and paper customers. In British Columbia, current regulations allow discharge of 1.5 kg of absorbable organically bound halogens ("AOX") per tonne of pulp produced. This limit decreases to zero in 2002. Consequently, the use of chlorine as a bleaching agent is under pressure as customers move to elemental chlorine-free pulp bleaching. Other Canadian provinces and the United States have established more reasonable, science-based AOX levels which the pulp and paper industry can meet with the use of sodium chlorate as the bleaching agent. The chemicals industry is working with the Canadian

Chlorine Coordinating Committee, the Chlorine Chemistry Council and the pulp and paper industry to have the Province of British Columbia reassess its position. The Government of Canada is working with the industry to manage, rather than eliminate, the use of chlorinated substances.

Operations in the United States are also subject to various federal and state laws and regulations which govern the management of hazardous waste, the discharge of pollutants into the air and into surface and underground waters, the construction of new discharge sources, and the manufacture, sale and disposal of chemical substances.

The Aracruz facility in Brazil operates in accordance with a number of federal and state laws and regulations, as well as a new civic environmental policy for the city of Aracruz. These regulations address various aspects of environmental management, including environmental zoning for industrial applications, assessment of environmental impacts and licensing of activities that may impact the environment.

Nexen Chemicals (Brazil) is a member of the Brazilian Industrial Chemical Association (ABIQUIM) and is committed to the ABIQUIM Responsible Care initiative. Nexen Chemicals (Brazil) is currently implementing management systems to fulfill the Responsible Care Codes of Practice, with implementation scheduled for completion in 2003.

Environmental Provisions and Expenditures

At December 31, 2001, $182 million has been provided in the accounts for future dismantlement and site restoration costs which are currently estimated at approximately $487 million for all of the Company's oil and gas and chemicals facilities. During 2001, we recorded a provision for future dismantlement and site restoration costs of $45 million.

During 2001, the Company's capital expenditures for environmental-related matters, including environment control facilities, were approximately $24 million. The Company's operating expenditures for environmental related matters were approximately $10 million. Environmental related capital expenditures in 2002 are expected to be similar to 2001.

EMPLOYEES

At December 31, 2001, the Company had 1,947 employees in the following operations - Oil and Gas: Canada 634, United States 148, International 323 (176 in Yemen and 147 in Canada and other areas); Chemicals 397; Oil and Gas Marketing 118 and Corporate 327. The Company also had 633 national employees in the following countries - Yemen 540, Nigeria 23, Indonesia 14, Colombia 14 and Brazil 42.

Approximately 50% of the employees in the Chemicals operations are unionized. The unionized facilities are located at North Vancouver and Nanaimo, British Columbia; Brandon, Manitoba; Beauharnois, Quebec and Aracruz, Brazil. Union contracts at Nanaimo and Beauharnois are in effect until 2003 and until 2004 for Brandon. Contract negotiations are currently in progress at North Vancouver. Union contracts in Brazil are renewed on an annual basis.

Approximately 10% of the employees in the Canadian oil and gas operations are unionized. Unionized facilities are located at Balzac, Alberta, with contracts in effect until 2004.

ITEM 3. LEGAL PROCEEDINGS

There are a number of lawsuits and claims pending against the Company, the ultimate results of which cannot be ascertained at this time. Management is of the opinion that any amounts assessed against the Company would not have a material adverse effect upon its consolidated financial position or results of operations.

Nexen received an order on February 17, 1999, under the British Columbia Waste Management Act to conduct a comprehensive remediation program, including soil and ground water remediation, with respect to its former chlor-alkali plant site at Squamish, British Columbia. The Order is within the scope of contemplated and accrued environmental remediation requirements for the former plant site and does not constitute a fine or penalty upon the Company. The Company is in compliance with the Order.

The Company's United States operations have received, over the years, notices and demands from the United States Environmental Protection Agency, state environmental agencies, and certain third parties seeking to require investigation and remediation under federal or state environmental statutes. Although no assurances can be made, the Company believes its United States operations are protected from any present or future material liabilities that may arise from these sites because of Assumption and Indemnification Agreements in place.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's Security holders during the fourth quarter of 2001.

PART III

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Common shares of the Company are traded on The Toronto Stock Exchange and the New York Stock Exchange. Effective November 14, 2000, the Company's common shares commenced trading on the New York Stock Exchange and ceased trading on the American Stock Exchange.

On December 31, 2001, there were 1,375 registered holders of common shares and 121,202,444 common shares outstanding. The number of registered holders of common shares is calculated excluding individual participants in securities positions listings. The following is the trading range, as reported by The Toronto Stock Exchange and the American and New York Stock Exchanges, during the past two years:

	The Toronto Stock Exchange		New York Stock Exchange	
	High	Low	High	Low
	(Cdn $)		(US $)	
2001				
First Quarter	$ 39.90	$ 31.00	$ 25.77	$ 20.69
Second Quarter	$ 40.65	$ 32.40	$ 26.61	$ 20.60
Third Quarter	$ 41.50	$ 28.10	$ 26.12	$ 17.95
Fourth Quarter	$ 35.21	$ 29.51	$ 22.39	$ 18.73
2000				
First Quarter	$ 34.50	$ 26.40	$ 23.69	$ 18.19
Second Quarter	$ 44.65	$ 32.00	$ 30.00	$ 22.00
Third Quarter	$ 45.20	$ 35.75	$ 29.88	$ 24.56
Fourth Quarter	$ 41.90	$ 33.30	$ 27.56	$ 23.06

The Company declared the following quarterly dividends on its common shares during the past two years:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	$ 0.075	$ 0.075	$ 0.075	$ 0.075
2000	$ 0.075	$ 0.075	$ 0.075	$ 0.075

Payment date was the first day of the next quarter.

The Income Tax Act of Canada requires that the Company deduct a withholding tax from all dividends remitted to non-residents. In accordance with the Canada-US Tax Treaty, the withholding tax is 15% on dividends remitted by the Company to residents of the United States, except in the case of an affiliated company where the withholding tax is 5%.

The Investment Canada Act requires that a "non-Canadian" (as defined) file notice with Investment Canada and obtain government approval prior to acquiring control of a "Canadian business" (as defined). Otherwise, there are no limitations, either under the laws of Canada or in the charter of the Company, on the right of a non-Canadian to hold or vote the Company's securities.

On February 3, 2000, at a Special Meeting of Shareholders, a Shareholder Rights Plan (Plan) was approved. The Plan creates a right attaching to each present and future outstanding common share, with each right entitling the holder to acquire additional common shares during the term of the right. Prior to the Separation Date, the rights are not separable from the common shares and no separate certificates are issued. The Separation Date typically occurs at the time of an unsolicited takeover bid, but the Board of Directors of the Company can defer the Separation Date.

Prior to any person acquiring 20% or more of the common shares of the Company (a Flip In Event) each right entitles the holder thereof to acquire additional common shares of the Company at an exercise price which is at a substantial premium to the market price. Accordingly, no rights are exercised at that time. However, once a Flip In Event occurs, each right, other than those attached to the shares acquired by the person causing the Flip In Event, becomes a right to acquire common shares at a price equal to half the then market price. The Plan must be reapproved by shareholders on or before the Company's annual general meeting in 2002 to remain effective past that date.

On April 17, 2000, the shareholders approved the repurchase from Occidental and cancellation of 20 million common shares.

ITEM 6. SELECTED FINANCIAL DATA

Five Year Summary of Selected Financial Data in Accordance with US GAAP
For the Years Ended December 31

	2001	2000	1999	1998	1997
		(dollar amounts in millions except per share data)			
Results of Operations					
Net Sales	$ 2,561	$ 2,674	$ 1,611	$ 1,440	$ 1,693
Net Income (Loss)	$ 365	$ 522	$ 63	$ (115)	$ 137
Net Income (Loss) per Common Share[1]	$ 3.03	$ 4.17	$ 0.46	$ (0.84)	$ 1.00
Financial Position					
Total Assets	$ 5,609	$ 5,874	$ 4,922	$ 5,025	$ 5,182
Long-Term Debt	$ 2,242	$ 2,238	$ 1,997	$ 1,777	$ 2,167
Shareholders' Equity	$ 1,414	$ 1,050	$ 1,130	$ 1,074	$ 1,258
Dividends Declared per Common Share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Common Shares Outstanding (thousands)[1]	121,202	119,855	138,145	137,373	136,610

Note:
(1) During 2000, the Company entered into an Agreement to repurchase 20 million of its common shares, as described in Note 8 to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the Consolidated Financial Statements included in this report. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The impact of the significant differences between Canadian and United States accounting principles on the financial statements is disclosed in Note 15 to the Consolidated Financial Statements. Unless otherwise noted, tabular amounts are in millions of Canadian dollars, and sales volumes, production volumes and reserves are before royalties.

In the Management's Discussion and Analysis certain terms specific to the oil and gas industry are used, including "product netback" and "cash flow from operations". These are non-GAAP terms and are defined within the document when first used. "Cash flow from operations" is defined as cash generated from operating activities before changes in non-cash working capital.

2001 HIGHLIGHTS

	2001	2000	1999
	(dollar amounts in millions except per share data)		
Net Income	$ 450	$ 602	$ 100
per common share	$ 3.40	$ 4.52	$ 0.46
Cash Flow From Operations	$ 1,423	$ 1,569	$ 780
Daily Production (mboe/d)	268	256	239

Strong crude oil and natural gas prices, excellent drilling results and strong results from our marketing operations combined to generate superior financial and operating results during 2001. Financial results were the second best in the Company's history as net income reached $450 million, and cash generated from operations was $1,423 million. A capital investment program of $1.4 billion, our largest in history, generated growth in both production and reserves. Oil and gas production rates set a new annual record, averaging 268,000 barrels of oil equivalent (boe) per day. This represents an increase of 5% over 2000 levels. For the fifth consecutive year, Nexen's reserve additions exceeded production, adding 135 million equivalent barrels of proved reserves.

Nexen also took advantage of a significant number of opportunities for longer-term growth during 2001. Our exploratory drilling program, the largest in our history, was very successful resulting in two discoveries in the deep-water Gulf of Mexico. These discoveries, in addition to earlier discoveries in Nigeria, Colombia and the deep-water Gulf, provide us with a strong portfolio of projects to generate future growth. In addition, we entered into a joint venture agreement to commence the development of our in-situ bitumen resource in the Athabasca area of Alberta. Our strategy is focused on the use of proven technologies that include a unique and proprietary process to allow us to convert our bitumen resource into a synthetic crude oil at one of the lowest costs in the business. Developing this resource economically is a key strategic initiative for the Company as it provides a low-risk, low-cost, stable source of long-term production growth.

Nexen takes a very disciplined approach to investing as we believe that financial flexibility and liquidity are fundamentally important to our operations. During 2001, our financial capacity remained strong. Cash generated from operations was used to fund substantially all of our capital investment program and to pay common and preferred share dividends. At year end, we had undrawn, committed long-term credit facilities in excess of $1 billion and a senior debt rating of BBB from Standard and Poor's Corporation, Baa2 from Moody's Investors Services, Inc. and BBB from Dominion Bond Rating Services Inc. In addition, the average term to maturity of our debt is just under 10 years.

OVERVIEW OF VARIANCES FOR NET INCOME

	2001 vs. 2000	2000 vs. 1999
	(millions)	
Net Income	$ 602	$ 100
Favourable (unfavourable)		
Cash Components		
Production Volumes, net of royalties		
Crude oil volumes	99	177
Natural gas volumes	31	(6)
Commodity Prices, net of royalties		
Crude oil prices	(272)	592
Natural gas prices	23	205
Oil and Gas operating costs		
Conventional	(66)	(30)
Synthetic	(16)	(24)
Marketing	37	17
Chemicals	2	30
Interest expense	20	(26)
Current taxes	26	(99)
Other	(30)	(47)
Total Cash Variance	(146)	789
Non-Cash Components		
Depreciation, Depletion and Amortization Expense	42	(133)
Exploration Expense	(92)	(37)
Future Income Tax	77	(134)
Other	(33)	17
Total Non-Cash Variance	(6)	(287)
Net Income	$ 450	$ 602

Net income for 2001 was $152 million less than the record of $602 million set in 2000. This decrease is largely attributable to crude oil prices. During 2000, the WTI reference price for crude oil averaged US $30.21 per barrel, the highest annual average in the past twenty years. During 2001, prices receded from these record highs to average US $25.97 per barrel. While crude oil prices were still very strong by historical standards, the decrease resulted in a loss of $272 million of cash flow and $161 million of earnings as 82% of our production is from crude oil.

Record production levels, excellent results from our marketing operation and a continuous focus on costs helped to mitigate the impact of lower crude oil prices. Efforts continued during 2001 to reduce our cost structure. However, industry cost pressures from a sustained period of high commodity prices and the acquisition of a 50% interest in the Buffalo field in Australia, which is a high-cost, high-margin property put pressure on operating costs. The increase in operating costs is explained more fully in the Product Netbacks section.

Non-cash costs which include exploration expense and depreciation, depletion and amortization were up 6%. The increase in exploration expense is a result of a very active drilling program in the Gulf of Mexico, Nigeria and Indonesia. Depreciation, depletion and amortization decreased as a result of a strong track record of adding low cost reserves. These items are discussed more fully in the remainder of the Management's Discussion and Analysis.

Net income reached record levels in 2000. Record crude oil and natural gas prices significantly strengthened upstream results while increased production volumes capitalized on a strong commodity cycle. In addition, oil and gas marketing and our chemicals operations also delivered strong results.

OIL AND GAS

Production

	2001	2000	1999
Oil and Liquids (mbbls/d)			
Yemen	118.3	111.9	107.5
Canada	58.0	53.9	48.3
United States	10.0	11.1	10.3
Australia	10.2	12.0	0.1
Other Countries	6.2	6.4	10.6
Syncrude Joint Venture	16.1	14.7	16.1
	218.8	210.0	192.9
Natural Gas (mmcf/d)			
Canada	174	161	161
United States	121	113	117
	295	274	278
Total (mboe/d)	268	256	239

We grew our production to record levels in 2001, averaging 268,000 boe per day. Our growth accelerated as the year progressed and we exited the year at 279,000 boe per day, an increase of 6% over our exit rate for 2000.

Crude oil production increased 4% over 2000 levels to average 219,000 barrels ("bbls") per day. The Masila Block in Yemen continues to exceed expectations, establishing a new annual production record of 227,600 bbls of oil per day (118,300 bbls per day based on Nexen's working interest). This is the sixth consecutive year of production records from the Masila Block, as successful results from our development drilling program continue to generate production growth. To sustain these production rates and maintain operational flexibility, we are expanding Masila's water handling and throughput capacity. We are on track to complete the expansion by late 2002.

In Canada, we continue to exploit our conventional oil assets in the Western Canadian Sedimentary Basin. Production volumes increased 8% over 2000 due to production optimization programs and our development project at Hay in northeast British Columbia. Production at Hay averaged 5,400 bbls per day during the year compared to 2,600 bbls per day in 2000 reflecting a successful development drilling program and optimization of reservoir pressures allowing incremental recovery of reserves.

At Syncrude, production volumes increased 10% during the year to 16,100 bbls per day. While the 2001 average rate returned to the record production levels of 1999, results were significantly impacted by operational difficulties. Production for the first half of the year was 11% lower than planned due to low bitumen recoveries, operating reliability issues and higher than anticipated sulphur dioxide emissions. Most of these difficulties have now been rectified, allowing us to exit the year at 18,200 bbls per day.

Australian crude oil production decreased 1,800 bbls per day in 2001 despite the acquisition of the remaining 50% interest in the Buffalo field in late December 2000. The increased interest was not enough to offset the natural decline of the field. The field came onsteam in December 1999.

Natural gas production increased 8% over last year to average 295 million cubic feet ("mmcf") per day. In Canada, gas production increased 8% due to a successful development drilling program on our shallow gas assets. Additionally, gas production from the Gulf of Mexico in the United States increased 7% over 2000 levels. This growth was due to the successful exploitation of our shallow-water assets. The acquisition of two producing shallow-water properties late in the fourth quarter added 29 mmcf per day to our 2001 exit rate.

Production in 2000 increased 7% over 1999 levels. Crude oil production grew by 17,100 bbls per day, while gas production remained relatively flat. Oil production increased 11,900 bbls per day in Australia as production from the Buffalo field came online. In addition, oil production increased in Yemen, Canada and the United States during 2000 due to successful drilling.

Prices

	2001	2000	1999
Crude Oil			
West Texas Intermediate (US $/bbl)	$ 25.97	$ 30.21	$ 19.24
Realized price ($/bbl)	$ 32.56	$ 38.80	$ 24.63
Natural Gas			
New York Mercantile Exchange (NYMEX) (US $/mmbtu)	$ 4.00	$ 4.31	$ 2.31
AECO ($/mcf)	$ 5.14	$ 5.10	$ 2.77
Realized price ($/mcf)	$ 5.69	$ 5.42	$ 2.88

Commodity prices remained strong during 2001, despite declines late in the year. WTI averaged US $25.97 per barrel for the year, the second highest annual average since 1985. However, the annual average masks unprecedented volatility during the year. Crude prices in the first quarter averaged just under US $29 per barrel, but had decreased 30% to average US $20 per barrel by the fourth quarter. Sluggish demand due to a weakening economy and concerns over inventory levels have pushed prices lower. The Organization of Petroleum Exporting Countries (OPEC) continues to attempt to stabilize prices by cutting production. OPEC cut production by 3.5 million barrels per day during 2001 and continued its production cuts into 2002 with an additional cut of 1.5 million barrels per day effective January 1, 2002.

Natural gas supplies in Canada and the United States increased during the year as a result of increased drilling activity and a slowing economy in the United States. As a result, the NYMEX spot gas price averaged US $4.00 per mcf during the year, compared to US $4.31 per mcf in 2000. In Canada, the Alberta spot price was comparable to the prior year at $5.14 per mcf. Gas prices in 2001 also experienced significant volatility, with the NYMEX price receding from a first quarter average of US $6.23 per mcf to US $2.70 per mcf in the fourth quarter.

Product Netbacks

Product netbacks represent the operating cash margin that the Company receives for every unit of product sold. Netbacks for crude oil are expressed in dollars per barrel ($/bbl), while netbacks for natural gas are expressed in dollars per equivalent barrel ($/boe). Natural gas production is converted to barrel equivalents assuming 6 thousand cubic feet of gas equals 1 barrel of oil.

Yemen

	2001	2000	1999
Oil ($/bbl)			
Sales price	$ 35.05	$ 40.53	$ 26.36
Government take	18.66	22.14	13.62
Operating costs	1.62	1.42	1.33
Netback	$ 14.77	$ 16.97	$ 11.41

Nexen has a 52% interest in the Masila Block in Yemen and is also the operator. The netback for Yemen's production decreased in 2001 to $14.77 per bbl primarily as a result of lower oil prices. The average price received for Masila crude oil decreased during the year, consistent with world oil prices as we sell our Yemen production under short-term contracts. The average price was also reduced by the Masila crude differential, which averaged US $3.29 per bbl compared to US $2.82 per bbl in 2000. The wider differential is largely a result of an increased supply of crude of a similar quality in Southeast Asia, the primary market for Masila crude.

The government's share of production, which is recorded as government take, remained consistent with prior years as a percentage of the average price received. During 2001, the government take averaged 53% of the sales price in 2001 compared with 55% in 2000 and 52% in 1999. Operating costs increased on a per barrel basis due to additional wells, and the handling of higher water volumes related to production.

Production from the Masila Block is governed by a Production Sharing Contract between the Government of Yemen and the Masila joint venture partners, including Nexen (Partners). In 2001, the Partners received 33% of production from the Masila Block with the balance going to the Government. In 2000 and 1999, the Partners received 33% and 37% of the production, respectively. Based on past unrecovered capital expenditures and 2002 budget expenditures, production volumes and prices, we expect our share of production in 2002 to approximate 2001 levels.

Canada

	2001	2000	1999
Oil and Liquids ($/bbl)			
Sales price	$ 24.86	$ 33.49	$ 20.53
Royalties	5.52	8.05	5.01
Operating costs	6.13	5.46	5.08
Netback	$ 13.21	$ 19.98	$ 10.44
Natural Gas ($/boe)			
Sales price	$ 30.12	$ 26.28	$ 14.76
Royalties	7.74	6.36	3.48
Operating costs	2.34	2.82	2.40
Netback	$ 20.04	$ 17.10	$ 8.88
Combined Netback ($/boe)	$ 15.47	$ 19.05	$ 9.93

Our conventional upstream assets in Western Canada consist of heavy oil from west central Saskatchewan, light oil from southeastern Saskatchewan and northeast British Columbia, and gas from Alberta and Saskatchewan.

Our crude oil and liquids netback averaged $13.21 per bbl during the year compared to $19.98 per bbl in 2000. Nexen's crude oil production in Canada is primarily sold under short-term contracts. As world crude oil prices decreased in 2001 so did our netback for oil. In addition, approximately 56% of the Canadian oil production is heavy oil. Heavy oil differentials increased 33% during the year to average US $10.68 per bbl because of a world-wide increase in the supply of heavy oil production. The quality differential arises because heavier crudes normally require more processing than light oil. The widening of the heavy oil differential reduced our Canadian crude oil netback by $4.05 per bbl.

Crude oil royalties decreased to average 22% of the sales price in 2001 compared to 24% in 2000 and 1999. The decrease in royalties results largely from the lower crude oil prices in 2001, as royalties are determined on a sliding scale basis in relation to price. Higher operating costs also reduced netbacks during 2001. Operating costs on a per unit basis have increased as a result of higher fuel and utility rates for the year and industry cost pressures due to strong commodity prices.

The netback for natural gas increased $2.94 per boe in the current year to $20.04 per boe. The increase is primarily a result of a higher realized gas price, which was positively impacted by a weakening Canadian dollar relative to the US dollar. Royalties averaged 26% of the sales price, slightly higher than prior years (2000 – 24%; 1999 – 24%) due to higher prices. Operating costs remain low as the majority of our gas production comes from shallow gas properties.

United States

	2001	2000	1999
Oil ($/bbl)			
Sales price	$ 38.35	$ 44.18	$ 26.51
Royalties	6.51	7.45	4.48
Natural Gas ($/boe)			
Sales price	$ 39.96	$ 41.40	$ 20.70
Royalties	7.02	7.86	3.90
Combined Netback			
Sales price	$ 39.42	$ 42.43	$ 22.71
Royalties	6.85	7.70	4.08
Operating costs	6.01	5.00	4.69
Netback ($/boe)	$ 26.56	$ 29.73	$ 13.94

Production in the United States is primarily from the shallow waters of the Gulf of Mexico. The United States received our highest netback in 2001 as the majority of our production is gas, which realized record prices during the first half of the year.

Oil and gas royalties averaged 17% per boe in the current year, down from a rate of 18% in 2000. While oil royalties remained unchanged in 2001, gas royalties decreased 1% as production from fields not in federal waters increased during 2001 where the average royalty rate is lower. Unit operating costs have increased approximately 20% on a per barrel equivalent basis since 2000. The increase relates to increased maintenance and workover costs as well as increased downtime as a result of pipeline curtailments.

The netback for 2000 more than doubled the 1999 netback reflecting increases in world crude oil prices and the NYMEX natural gas price as the majority of our production is sold under short-term contracts.

Australia

	2001	2000	1999
Oil ($/bbl)			
Sales price	$ 38.71	$ 41.05	$ -
Royalties	2.36	-	-
Operating costs	13.50	6.92	-
Netback	$ 22.85	$ 34.13	$ -

The Buffalo field offshore the northwest shelf of Australia commenced operation in December 1999. During 2000, Nexen held a 50% working interest in the field, which was increased to 100% at the beginning of 2001. Buffalo is a prolific field, which produces high quality crude oil and therefore commands a premium price.

During the year, Australia's earnings became subject to Petroleum Resource Rent Tax (PRRT), resulting in a $2.36 per bbl reduction in the 2001 netback. In Australia, profits from offshore production, less allowable capital expenditures, are subject to PRRT at a rate of 40%. The combination of strong commodity prices and reduced capital spending in Australia during the year resulted in a PRRT liability. During 2001, PRRT was 6% of sales and in 2002 we expect PRRT to be approximately 19% of sales. Operating costs per bbl increased 95% over 2000, as absolute operating costs for the field remained consistent with prior year, but total production from the field declined. Operating costs for the field are substantially of a fixed nature and include the lease of a floating production storage and offloading vessel and other support charges.

Synthetic Crude Oil

	2001	2000	1999
Oil ($/bbl)			
Sales price	$ 39.90	$ 44.84	$ 28.12
Royalties	1.72	7.75	0.54
Operating costs	19.43	18.36	12.53
Netback	$ 18.75	$ 18.73	$ 15.05

Nexen has a 7.23% interest in the Syncrude Joint Venture in Western Canada. The Syncrude operation involves the extraction of crude bitumen and the upgrading of the bitumen into a high-quality synthetic crude oil. Since its start-up more than 20 years ago, the Syncrude facility has increased production to nearly 225,000 bbls of crude oil per day in 2001. The final product of the operation, Syncrude Sweet Blend, is a 32° API gravity crude, which is valued in the market place at a premium to WTI crude.

Syncrude's netback averaged $18.75 per bbl during the year, consistent with prior year as the decrease in sales price was partially offset by lower royalty rates. Sales price decreased in 2001, consistent with changes in world crude oil prices. Royalties averaged 4% of the sales price in 2001 compared to 17% in 2000 and 2% in 1999. Syncrude pays a royalty to the Province of Alberta based on profits from the operation less allowable capital expenditures. Increased capital expenditures and a reduction in the 2001 royalty rate account for most of the change. In 2000, the royalty rate increased from 2% in 1999 as a result of higher oil prices. In 2002, Syncrude will move to generic royalty terms. Based on the new terms, we are estimating a royalty rate of 1% for 2002.

For the past three years, operating costs have been increasing on a per unit basis due to operational reliability issues and higher energy prices. Poorer than expected production combined with reduced reliability of upgrading vessels increased maintenance costs and lowered production volumes. In addition, increases in natural gas prices have also increased operating costs. Natural gas is the primary source of energy for the Syncrude operation and accounted for almost $4.19 per bbl of Syncrude's operating cost during 2001. Since 1999, natural gas prices have increased 86%.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization for oil and gas operations decreased by $42 million compared with 2000 as increased production rates were more than offset by lower unit depletion rates. The depletion rate for conventional oil and gas properties was $5.97 per equivalent barrel, as compared to $6.67 per equivalent barrel in 2000. Lower depletion rates reflect Nexen's ability to add reserves at low finding and development costs.

Depreciation, depletion and amortization increased by $133 million in 2000 compared with 1999 as a result of increased oil and gas production rates and a higher overall unit depletion rate. The depletion rate for conventional oil and gas properties was $6.67 per equivalent barrel, as compared to $5.79 per boe in 1999. The majority of the increase relates to Australia which began producing in late 1999 at a higher unit rate than the Company average.

Exploration Expense

	2001	2000 (millions)	1999
Seismic	$ 80	$ 74	$ 37
Unsuccessful Drilling	135	54	57
Other	50	45	42
	$ 265	$ 173	$ 136

A key part of Nexen's growth strategy is the exploration for new sources of reserves and production from the Company's portfolio of exploration opportunities worldwide. These opportunities include low-risk exploration projects in Canada and the shallow waters of the Gulf of Mexico, and higher risk prospects in Yemen, Nigeria, Indonesia, Colombia, Australia and the deep waters of the Gulf of Mexico. In response to higher commodity prices, Nexen increased its exploration program in 2000 and 2001.

During 2001, Nexen increased its exploratory drilling program by 53% to continue to test its portfolio of exploration opportunities. Exploration activities included four wells in the deep waters of the Gulf of Mexico, as well as exploration wells in the shallow waters of the Gulf of Mexico, Canada, Indonesia, Nigeria and Australia. The successes from this drilling program are more fully described in the Capital Expenditures section.

Dry hole costs for two high-risk exploration wells account for the majority of the increase in exploration expense: the Scout well in the deep water Gulf of Mexico and the Kayu Manis well offshore Indonesia. The combined dry hole costs for these wells were $70 million. The Scout exploration well, on Green Canyon Block 389, was drilled in 3,550 feet of water to a total vertical depth of 26,000 feet. The objective formations contained non-commercial quantities of hydrocarbons and the well was subsequently plugged and abandoned. The Kayu Manis well on the offshore Seram Block was drilled to a total vertical depth of 10,800 feet and did not encounter commercial hydrocarbons. These two wells are of a higher cost than most exploration wells in Nexen's portfolio.

During the year, seismic acquisition continued over the Northern Blocks in Yemen, as well as in Colombia, the Gulf of Mexico and Canada. Seismic activities in 2001 were consistent with 2000 levels.

The increase in exploration expense in 2000 over 1999 levels reflects a significant increase in seismic expenditures in Colombia, Nigeria and the United States as Nexen prepared for a large 2001 exploratory drilling program. Dry hole costs were consistent with 1999 even though exploration capital increased 108% over 1999 levels. Successful exploratory drilling in Colombia, the deep waters of the Gulf of Mexico and Canada helped to keep dry hole costs at 1999 levels.

MARKETING

Our marketing operation is involved in the marketing of proprietary crude oil and natural gas volumes and the marketing and trading of third party crude oil and natural gas volumes through the use of both physical and financial contracts (energy trading activities). These activities are designed to enhance the price realizations from the sale of Nexen's proprietary and third party oil and gas production, provide market and business intelligence in support of our oil and gas growth activities, as well as contribute independent earnings and cashflow.

In 2001, we marketed an average 515,000 bbls of oil and 2,700 mmcf of natural gas per day. This is up from 2000, when we marketed 393,000 bbls of oil and 1,900 mmcf of natural gas per day. In mid-2000, we acquired Northridge Energy Marketing Ltd. At the time of acquisition, Northridge marketed approximately 90,000 bbls per day of oil and refined products in the United States and Canada. Northridge's strength in the marketing of light crude oil complements the marketing operation's heavier crude oil product lines and allows the marketing operation to offer refiners a single source of supply to meet all their throughput needs. In 1999, we marketed approximately 373,000 bbls of oil and 1,800 mmcf of natural gas per day.

Contracts entered into to purchase and sell crude oil and natural gas expose the Company to market risks, including commodity price risk and credit risk, between the time contracted volumes are purchased and sold. Our marketing operation actively manages these risks by using commodity futures, forwards, swaps and options. Open positions exist where not all contracted purchases and sales have been matched in order to take advantage of market movements. These net open positions allow marketing to generate income, but also expose us to risk of loss due to fluctuating market prices and credit exposure. The extent of exposure is restricted to prescribed limits and is monitored daily using Value at Risk (VAR), stress testing and scenario analysis. Our VAR calculation estimates the maximum probable loss, given a 95% confidence level, that we would incur if we were to unwind our outstanding positions over a two-day time period. At December 31, 2001, the VAR for marketing activities was $19 million and ranged from a low of $6 million to a high of $24 million during 2001. Although VAR is a reasonable measure of exposure, it does not represent the maximum possible loss, nor is it necessarily indicative of actual results which may occur.

We also have formal risk management policies relating to our energy trading activities that have been approved by Nexen's Board of Directors. Market risks are monitored daily by a risk control group that operates independently and ensures compliance with Nexen's risk management policies. The Finance Committee of the Board of Directors and the Company's Risk Management Committee monitor Nexen's exposure to the above risks and review the results of energy trading activities and all exposures on a regular basis.

Consistent with the Company's intention and management practices with respect to the revenues to be derived from its energy trading activities, all energy contracts are marked to market with the associated gains and losses recorded on a net basis and included in Marketing and Other Income in the Consolidated Statement of Income. Related accounts receivable and accounts payable are recorded in the Consolidated Balance Sheet on a gross basis reflecting the full extent of Nexen's exposure to credit risk and its obligations. Net revenue was $96 million in 2001 compared to $48 million and $28 million in 2000 and 1999, respectively.

CHEMICALS

	2001	2000	1999
	(dollar amounts in millions)		
Sales Volumes (thousand short tons)			
Sodium chlorate	457	462	404
Chlor-alkali	365	407	340
Sales	$ 341	$ 305	$ 240
Operating Profit	$ 47	$ 39	$ 20

Nexen manufactures sodium chlorate and chlor-alkali (caustic soda, chlorine and muriatic acid) in Canada and Brazil and sodium chlorate in the United States. Sodium chlorate and caustic soda manufactured in North America are primarily sold to the North American pulp and paper industry, while chlorine is sold to the pulp and paper, water treatment and PVC industries. We sell the majority of our sodium chlorate and chlor-alkali production in Brazil under a long-term contract to a major pulp and paper manufacturer.

Our chemicals operations faced some significant challenges in 2001 as high natural gas prices in the first half of the year increased operating costs while recessionary conditions in North America placed downward pressure on sales volumes. Notwithstanding these challenges, sales revenue increased 12% as price increases for sodium chlorate and caustic soda more than offset pricing decreases for chlorine. Operating costs, as a percentage of sales, and general and administrative expenses were consistent with prior year as natural gas prices decreased in the latter half of the year.

Sales in 2000 were 27% higher than 1999 as a result of increased volumes and prices. Sodium chlorate and chlor-alkali sales volumes increased due to the addition of production in Brazil and strong demand for sodium chlorate and chlor-alkali products in North America. Operating costs also increased as a result of higher sales volumes and higher energy costs. Overall, operating profit increased almost 100%.

CORPORATE EXPENSES

General and Administrative

General and administrative expenses increased $19 million over 2000. Approximately 60% of this increase relates to our marketing operation. Expansion of the operation and the related enhanced profitability has resulted in both an increase in fixed and variable compensation costs. The remaining increase can be attributed to increased staffing levels associated with a larger capital investment program. In 1999, staff levels were reduced and cost reduction initiatives implemented in response to record low crude oil prices.

Interest

Interest expense was lower in the current year reflecting the impact of lower interest rates and reduced levels of indebtedness. In 2000, available funds were used for the share repurchase resulting in higher levels of indebtedness than in 1999 or 2001. At December 31, 2001, Nexen had fixed the interest rates for varying periods on 69% of its long-term debt at an effective rate of 7.0%.

Provision for Income Taxes

The effective tax rate was 40% in 2001 and in 2000. This rate is less than the Canadian statutory rate due to the effect of lower tax rates for our international operations.

In 2000, the effective rate decreased from the 1999 rate of 64% as a result of adopting the new recommendations for accounting for income taxes. On January 1, 2000, we adopted the liability method of accounting for income taxes. Under the previous method, acquired assets without tax basis would result in non-deductible depletion which increases a company's effective rate. The 1999 effective tax rates reflected the non-tax deductibility of a portion of depletion expense. Additional information regarding the variations from the expected tax rate is provided in Note 12 to the Consolidated Financial Statements.

We paid the majority of our 2001 current income taxes in Yemen and Australia. In addition, alternative minimum tax was paid in the United States and federal and provincial capital taxes were paid in Canada.

Gain on Disposition of Assets

Gains in 2001 relate to the disposition of minor properties in Australia and the United States. In 2000, gains related to the exchange of Nexen's 15% interest in oil and gas assets in Ecuador for Occidental's 15% minority interest in the Company's chemicals operations and the disposition of non-core assets in Canada. Gains in 1999 related primarily to the disposition of producing properties in Canada.

CAPITAL EXPENDITURES

In 2001, we managed our largest capital investment program in history, investing $1.4 billion in capital projects in oil and gas and chemicals. This represents an increase of 47% over 2000 levels. Approximately 90% of the program related to oil and gas expenditures, of which 68% were development activities with the remainder exploration activities. Development activities focused on increasing production, reserves, and profitability in our core areas in Yemen, Canada and the shallow waters of the United States Gulf of Mexico. Our exploration program in 2001 was our largest ever, with almost half the funds directed to seismic and drilling in the Gulf of Mexico, building on the success of our first deep-water discovery in this area in 2000. Exploration activities also included a very active drilling program in the shallow waters of the Gulf of Mexico, Canada, Nigeria and Australia. In addition, we had an extensive seismic program which included seismic acquisition over the Northern Blocks in Yemen, as well as in Colombia, Nigeria and Canada.

The program generated strong results, increasing annual production rates 5% to 268,000 equivalent barrels per day. We added 135 million equivalent barrels of proven reserves, replacing 137% of production. These reserves were added at a finding and development cost of $9.47 per equivalent barrel. The program has also positioned us well for future growth. Our discoveries in the deep-water Gulf of Mexico and our joint venture to develop our bitumen resource are key initiatives that will position the Company for continued profitable growth.

Some of the operational highlights resulting from our capital program are as follows:

United States Gulf of Mexico

Deep Water Activities – Gulf of Mexico
Over the past decade, the deep waters of the Gulf of Mexico have developed from an exploration frontier into one of the most prospective sources of oil and gas production in the world. The deep water Gulf is generally characterized by multiple productive horizons and high production rates, which greatly reduce risk, while the technology to find, drill, and develop deep-water discoveries is developing rapidly and costs are coming down. In addition, the deep waters of the Gulf are in close proximity to infrastructure and continental US markets, allowing both oil and gas discoveries to be quickly brought on-stream. Large discoveries, high success rates, production infrastructure and very attractive fiscal terms make this a premier exploration opportunity. During 1997, we began building a deep-water acreage position, and are currently one of the largest independent leaseholders there. During 2000, Nexen's fourth deep-water well in the Gulf of Mexico produced our first success at Gunnison. During 2001, further appraisal drilling at Gunnison and exploration drilling on other blocks continued to generate new discoveries at Durango and Aspen. These discoveries provide Nexen with a platform for future growth in the US, where we currently produce 33,000 boe per day from the shallow waters of the Gulf.

Gunnison and Durango Discoveries (Gunnison Sub-Basin)
During the year, Nexen's Board of Directors approved proceeding with our first deep-water development project in the Gulf of Mexico. The project includes the development of the Gunnison Field area in the deep waters. This area is located approximately 170 miles offshore Louisiana, in water depths just over 3,100 feet, and includes Garden Banks Blocks 667, 668 and 669. The Gunnison Field was discovered in May 2000 on Garden Banks Block 668. Subsequent drilling resulted in the discovery of the Durango Gas Field on Garden Banks Block 667 in June 2001. Nexen has a 30% interest in the project.

Gunnison will be developed using a truss SPAR platform, which will be designed for daily production of 40,000 bbls of oil and 200 mmcf of natural gas. The initial development will include nine wells connected to the SPAR, including six dry tree and three subsea wells for Gunnison and Durango. Production start-up is scheduled for early 2004. Nexen's share of the total cost of the project is expected to be US $180 million. During 2001, we invested US $28 million in this project.

Aspen Discovery
In May 2001, we announced our second deep-water discovery in the Gulf of Mexico at Aspen. Aspen is located on Green Canyon Block 243 in 3,150 feet of water. Nexen has a 60% interest in Aspen and must fund 100% of the estimated future development cost of US $194 million. There is existing infrastructure in the area, and production is scheduled to commence in the fourth quarter of 2002.

Shallow Water Activities – Gulf of Mexico Property Acquisitions
During the fourth quarter, we acquired two offshore properties for $115 million. These acquisitions include a 100% interest in Vermilion Block 76 Field and a 100% interest in Eugene Island Block 295. The acquisitions will add 29 mmcf of natural gas and 26 bbls of oil per day to our Gulf production. We believe these acquisitions are consistent with our proven track record of acquiring and exploiting assets in the Gulf. We have identified upside opportunities and believe we can increase recoverable reserves and production over the next two or three years through a program of added compression, new wells and recompletions of existing wells.

Yemen

Masila Block
On the Masila Block in Yemen, ongoing development drilling has been successful in increasing gross production to a new annual record of 227,600 bbls of oil per day. Development capital was used to drill over 59 development wells on the block, increasing production 6%. A number of facilities programs are also underway to increase our water handling capacity and enhance throughput capacity of the central processing facility in order to sustain these production rates.

Exploration Blocks
In Yemen, exploration on our 20 million acres of undeveloped land outside the Masila Block continues. During 2001, two exploration wells, Zamakh and Ar Rahabah, on Blocks 50 and 51 were drilled. The wells encountered non-commercial quantities of hydrocarbons and have subsequently been plugged and abandoned. We are continuing our seismic program on five exploration blocks in the northeast corner of the country. A number of prospects have been identified and we are currently drilling an exploratory well on Block 59 along the Yemen-Saudi border.

Colombia

Boqueron Block – Guando Discovery
During 2001, Nexen spent approximately $13 million appraising its 2000 discovery at Guando on the Boqueron Block. Four appraisal wells were drilled in the field and confirmed the commercial viability of the discovery. A development plan is being finalized and we expect to file an application in the first half of 2002 for commercial development of Guando, based on primary development of the field. Nexen currently has a 40% interest in the block, subject to back-in rights (50%) by Ecopetrol, Colombia's national oil company.

Exploration Blocks
In Colombia, exploration on our 1.2 million acres of undeveloped land contiguous to the Boqueron Block continues. Nexen invested approximately $9 million on acquisition and processing of seismic during 2001. One unsuccessful exploration well was drilled.

Synthetic Crude Oil

A key part of Nexen's strategy is the economic development of its bitumen resource to provide low risk, stable future growth. Nexen is currently involved in this activity through its 7.23% interest in the Syncrude Joint Venture. In addition, we have extensive land holdings in the Athabasca area of Alberta, which contain significant quantities of in-situ bitumen.

Light Synthetic Crude Oil Project at Long Lake, Alberta
During 2001, we entered into a joint venture agreement that will commence the development of our in-situ bitumen resource in the Athabasca area of Alberta. Our strategy is focused on the use of proven technologies that include a unique and proprietary process to allow us to convert our bitumen resource into a synthetic crude oil at one of the lowest costs in the business.

We formed a joint venture with OPTI Canada Inc. to develop in-situ bitumen using Steam Assisted Gravity Drainage (SAGD) technology, and to construct a field upgrader, incorporating OPTI's patented OrCrude™ technology. We will commence a 3,000 bbls per day SAGD pilot project at Long Lake in 2002, followed by commercial SAGD projects there and on other Nexen lands. By generating synthetic gas through gasification of the concentrated asphaltene by-product, we have eliminated the need to purchase natural gas to support the SAGD production, and have substantially lowered costs. An application to construct a bitumen upgrader at Long Lake has already been submitted to the Province of Alberta. We expect to begin construction of a 60,000-70,000 bbls per day upgrading facility in 2003, with a target completion date in 2006.

Syncrude Joint Venture
The Syncrude Joint Venture's long-term strategy consists of doubling the size of the operation to 200 million barrels a year by 2007 through a four-phased development program. The expansion plans include the development of additional oilsands leases, de-bottlenecking of the base plant bitumen processing facilities and expansion of upgrading capacity. During 2001, the Syncrude Joint Venture invested over $830 million ($60 million net to Nexen) which included completion of the second phase of the expansion. Phase 3 of the expansion was approved in 2001 and is estimated at approximately $4.5 billion ($325 million to Nexen) and is expected to be completed during the next 4 years.

Chemicals

Nexen is a North American leader in the production of sodium chlorate. Our strategy for maximizing the value of this business is to remain a low-cost producer, while capturing an increasing share of growing markets in South America. In 2001, we completed expansion of our sodium chlorate facilities in Brandon, Manitoba and continued with the expansion of our Brazil plant. The expansion in Brandon added 70,000 tonnes per year of sodium chlorate capacity at our lowest cost plant. Concurrent with the completion of the Brandon expansion, we will temporarily idle approximately 50,000 tonnes of higher-cost capacity at our Taft, Louisiana plant that will serve as swing capacity for the North American market. In Brazil, we are expanding our sodium chlorate capacity by 54% to 60,000 tonnes per year and chlor-alkali capacity by 23% to 43,000 tonnes per year. We expect to complete this expansion by the summer of 2002.

LIQUIDITY

	2001	2000
	(millions)	
Bank Debt	$ 424	$ 430
Senior Public Debt	1,060	1,093
	1,484	1,523
Less: Working Capital	24	179
Net Debt	$ 1,460	$ 1,344
Shareholders' Equity	$ 1,904	$ 1,460
Net Debt to Cash Flow from Operations	1.1	0.9

Shareholder's equity continued to strengthen in 2001 after achieving strong operating and financial results during the year.

At December 31, 2001, we had committed bank facilities aggregating $1,576 million of which $424 million was drawn. These amounts are available until 2007, except for $100 million which is available until 2006, and are extendable at each lenders' option on an annual basis. No repayments are required until the end of the availability period. These facilities provide us with sufficient liquidity to withstand commodity price volatility and to support our capital investment activities.

We face minimal refinancing risk, as we do not have any debt maturities during the next two years, $358 million maturing in 2004 and $109 million maturing in 2006. We also have a $500 million shelf prospectus in Canada and a US $500 million shelf registration in the United States, both of which are available until May 2003, which allow us to quickly access debt capital markets in either country.

Included in our capital structure are $724 million of Preferred Securities which we issued in late 1998 and early 1999. These subordinated securities provide us a solid base of fixed rate financing with tax-deductible interest payments and financial flexibility. Although they do not mature for another 46 years, we may redeem them, in whole or in part, at par anytime after their fifth anniversary (October 2003 for $393 million and February 2004 for $331 million). These provide us with significant financial flexibility to respond to changes in interest rates and commodity prices. Further flexibility is provided by features that allow us to defer interest payments for up to five years and to settle the deferred interest payments or principal by issuing common shares at market.

The change in our Net Debt in 2001 and 2000 resulted from the following:

	2001	2000
	(millions)	
Capital Expenditures	$ 1,404	$ 915
Dividends on Preferred Securities and Common Shares	107	105
Foreign Exchange	57	24
Repurchase of Common Shares	-	605
Cash Flow from Operations	(1,423)	(1,569)
Proceeds on Disposition of Assets	(5)	(42)
Other	(24)	(2)
Increase in Net Debt	$ 116	$ 36

During the year, cash flow from operations slightly exceeded our capital expenditures. However, net debt increased as a result of dividends on Preferred Securities and common shares, and the decline in the Canadian dollar relative to the US dollar. Although the reported amount of our debt increases with a lower Canadian dollar, we are net beneficiaries as a substantial proportion of our cash flow from operations is US dollar denominated.

During 2000, cash flow from operations substantially exceeded capital expenditures. Nevertheless, debt increased slightly as we used the excess to substantially repay all the debt incurred to repurchase almost 15% of our common shares. In April 2000, we entered into an agreement whereby we repurchased 20 million of our common shares for $605 million and a third party purchased the remaining 20.2 million common shares held by Occidental Petroleum Corporation.

In 2001, we had working capital of $24 million as compared to $179 million in 2000. This decrease to more normal levels resulted from the sale of a large natural gas storage position held at the end of 2000. The value of this long natural gas position was fixed through financial derivatives. At December 31, 2001, we sold accounts receivable of $90 million (2000 - $63 million) to minimize our all-in cost of financing.

Our senior debt is rated BBB by Dominion Bond Rating Service, BBB by Standard and Poor's, and Baa2 by Moody's Investor Service, Inc.

Leverage Statistics

	2001	2000	1999
Net Debt to Cash Flow (times)	1.1	0.9	1.8
Interest Coverage [(1)] (times)	13.7	12.9	8.4
Fixed Charge Coverage [(2)] (times)	8.4	8.5	5.2

Notes:
(1) Cash flow from operations before interest expense divided by interest expense.
(2) Cash flow from operations before interest expense divided by interest expense plus dividends on Preferred Securities.

Our net debt is equal to 1.1 times our 2001 cash flow from operations. This together with our coverage ratios, provide us with financial flexibility and liquidity to withstand commodity price volatility.

Our future debt levels are primarily dependent on cash generated from operating activities and our capital program. Currently, we expect our 2002 capital program to exceed cash flow from operations. The shortfall can be funded from committed available bank facilities.

We declared common share dividends of $0.30 per common share in each of the last three years.

OUTLOOK FOR 2002

During 2002, Nexen expects its production to increase by approximately 6% to 284,000 boe per day. Oil production is anticipated to average 226,000 bbls per day, up 3% from 2001, while natural gas production volumes are expected to average 345 mmcf per day, a 17% increase compared with 2001. Actual production rates in 2002 will depend upon numerous factors including commodity prices, the level of capital expenditures, drilling success and the availability of transportation.

Capital expenditures in 2002 will ultimately be dependent upon crude oil prices. Assuming oil prices between US $20 and US $22 per bbl in 2002, we expect cash flow from operations between $1.10 billion and $1.24 billion, which will help fund our $1.5 billion capital program. This is the second largest capital program in Nexen's 30-year history and is consistent with our strategy to grow reserves and production primarily through the drill bit.

During 2002, $635 million is expected to be invested in new development projects coming onstream in 2002 and beyond. These projects include the Gunnison and Aspen fields in the deep waters of the Gulf of Mexico, the Guando field in Colombia, the Syncrude expansion, and our Long Lake and Meadow Creek SAGD projects which will provide bitumen feedstock to our proposed Long Lake crude oil upgrader.

Gulf of Mexico

We plan to invest $614 million in the Gulf of Mexico in 2002. This will fund five exploration wells (three deep-water), accelerate the Gunnison and Aspen deep-water development projects and fund production growth in 2002. Exploitation activity at Vermilion 76 and Eugene Island 295 is expected to add 4,700 boe of daily production in 2002 and contribute to total production from the Gulf of 38,000 boe per day, a 27% increase over 2001. Both the Vermilion and Eugene Island properties were acquired in late 2001.

Canada

We plan to invest $454 million in Canada in 2002. Approximately $200 million will be invested in our core assets to increase production to 107,000 boe per day. An additional $210 million will be invested to advance our synthetic crude oil strategy, including $152 million for a Phase 3 expansion at Syncrude and $58 million to initiate our field upgrader project at Long Lake, Alberta. Over the next five years, we expect our daily synthetic crude oil production to grow from the current 18,000 bbls to over 70,000 bbls as we complete the planned expansion of Syncrude and commence production from the field upgrader. The balance of our capital investment in Canada will be focused on natural gas growth initiatives in the Liard basin and the Foothills and on coal bed methane projects in central Alberta.

Yemen

We plan to invest $214 million in Yemen in 2002. We will drill one exploration well to test a major structure on Block 59 adjacent to the Yemen/Saudi Arabian border. We will also drill 73 wells on the Masila Block to exploit existing reserves, test deeper horizons and expand a successful waterflood project in the Upper Saar Clastics reservoir. Production from Masila is expected to average 118,400 bbls per day (230,000 bbls per day gross) in 2002.

Other

We plan to invest $125 million in other international projects in 2002. These include bringing the Guando field in Colombia into commercial production and drilling exploratory wells on the blocks adjacent to Guando. Offshore Australia, we expect to increase output from the Buffalo field by drilling up to two development wells that target attic oil reserves. Offshore Nigeria, we will further evaluate the Ukot discovery and surrounding prospects.

Exploration Program

During 2002, we expect to invest approximately $250 million to further exploration programs in the Gulf of Mexico, Colombia, Yemen, Nigeria and Canada. Our program builds on our exploration successes of the past few years as several of the prospects we will test are located on acreage adjacent to our recent discoveries.

BUSINESS RISK MANAGEMENT

The oil and gas industry is highly competitive particularly as it pertains to the search for and development of new sources of crude oil and natural gas reserves, the construction and operation of crude oil and natural gas pipelines and facilities, and the transportation and marketing of crude oil, natural gas and other petroleum products. Our competitors include major integrated oil and gas companies and numerous other independent oil and gas companies, some of which have greater financial and other resources than the Company.

The pulp and paper chemicals market is also highly competitive, with the principle factors being price, product quality, logistics, reliability of supply and technical service. Nexen is the third largest producer of sodium chlorate in North America and has continent-wide supply capability. There are a number of other suppliers of sodium chlorate in North America, some of which may have greater financial and other resources than the Company.

Nexen is exposed to all of the normal risks associated with the activities described above.

Operational Risk

Acquiring, developing and exploring for oil and natural gas involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions and environmental risks. Although Nexen maintains insurance in accordance with customary industry practice, Nexen cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on Nexen.

Nexen's future crude oil and natural gas reserves and production, and therefore its operating cash flows and results of operations, are highly dependent upon Nexen's success in exploiting its current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, Nexen's reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, Nexen's ability to make the necessary capital investments to maintain and expand its oil and natural gas reserves will be impaired.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. The reserve data included in the Supplementary Financial Information in the Form 10-K represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected may vary substantially. Nexen's actual production, revenues, taxes and development and operating expenditures from its reserves will vary from such estimates, and such variances could be material.

The estimated discounted future net cash flows from estimated proved reserves included in the Supplementary Financial Information in the Form 10-K are based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production levels and timing, and changes in governmental regulation or taxation and may differ materially from such estimates.

Political Risk

Nexen's carries on business in countries outside of North America, some of which may be considered politically and economically unstable. Nexen's operations and related assets in such countries are subject to the risks of actions by governmental authorities, insurgent groups or terrorists. Nexen, like other international oil companies, attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Nexen will be successful in so protecting itself.

Environmental Risk

Environmental risks inherent in the oil and gas industry and chemicals are becoming increasingly sensitive as related laws and regulations become more stringent worldwide. Many of these laws and regulations require us to remove or remedy the effect of our activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the disposal or release of specified substances. To mitigate these risks we operate in a manner intended to meet appropriate environmental standards. A comprehensive compliance program, including monitoring and reporting to the Board, helps ensure these requirements are met. We believe our operations comply in all material respects with applicable regulations.

At December 31, 2001, $182 million has been provided in the accounts for future dismantlement and site restoration costs which are currently estimated to be approximately $487 million for all of our oil and gas and chemicals facilities. We periodically perform internal and external assessments of our operations and adjust our estimate and annual provision accordingly. During 2001, we recorded a provision for future dismantlement and site restoration costs of $45 million (2000 - $37 million; 1999 - $25 million). Actual capital expenditures for the year amounted to $24 million (2000 - $24 million; 1999 - $10 million). It is anticipated that actual capital expenditures in 2002 will approximate 2001 levels.

MARKET RISK MANAGEMENT

We are exposed to all of the normal market risks inherent within the oil and gas and chemicals business, including commodity price risk, foreign currency rate risk, interest rate risk and credit risk. We manage our operations in a manner intended to minimize our exposure as described in Note 6 to the Consolidated Financial Statements.

Sensitivities

	Net Income	Cash Flow
Estimated Impact in 2002	(millions)	
Crude Oil – US $1.00/bbl change in WTI	$ 47	$ 63
Natural Gas – US $0.50/mcf change in NYMEX	$ 43	$ 63
Foreign Exchange – $0.01 change in Cdn to US Dollar Exchange Rate	$ 11	$ 21
Interest Rates – 1% change	$ 2	$ 4

Commodity Price Risk

Commodity price risk, and more specifically conventional and synthetic crude oil prices, are our most significant market risk exposure. We are also exposed to natural gas price movements, but to a lesser extent. Crude oil prices are influenced by worldwide factors such as OPEC actions, political events and supply and demand fundamentals. In addition, quality differential price adjustments are influenced by local market supply and demand fundamentals. Natural gas prices are generally influenced by North American supply and demand fundamentals, and to a lesser extent local market conditions. The majority of our production is sold under short-term contracts thereby exposing us to short-term price movements. As described in Note 6 to the Consolidated Financial Statements, we occasionally use derivative instruments to manage these risks.

Foreign Currency Rate Risk

A substantial portion of our operations are denominated in or referenced to the US dollar. Revenues, expenses and capital expenditures of operations outside Canada are principally denominated in US dollars. In addition, prices received for sales of crude oil, natural gas and a portion of chemicals products in Canada are referenced to US dollar denominated prices. Our net investments in operations outside Canada are principally denominated in US dollars. Since we report our financial results in Canadian dollars, our results are impacted by fluctuations in the Canadian-US dollar exchange rate.

We manage our exposure to exchange rate fluctuations by generally matching US dollar denominated cash inflows with similarly denominated cash requirements. Since the timing of cash inflows and outflows is not necessarily interrelated, particularly regarding capital expenditures, we maintain revolving US dollar borrowing facilities which can be utilized or repaid depending on the net cash flows. In addition, we maintain long-term US dollar denominated borrowings which we designate as a hedge against our net investments in foreign operations. We occasionally utilize derivative instruments to effectively convert future cash flows from Canadian to US dollars or vice versa. Information regarding our foreign currency net investments, borrowings and related derivative instruments are provided in Note 6 to the Consolidated Financial Statements.

Interest Rate Risk

We are exposed to fluctuations in short-term interest rates as a result of the use of floating rate debt and, to a lesser extent, the use of derivative instruments as their market value is sensitive to interest rate fluctuations. We maintain a portion of our debt capacity in revolving, floating rate bank facilities with the remainder issued in fixed rate borrowings. To minimize our exposure to interest rate fluctuations, we occasionally use derivative instruments as described in Note 6 to the Consolidated Financial Statements.

At December 31, 2001, we had $51 million of short-term borrowings and $424 million of long-term debt which were exposed to changes in interest rates.

Credit Risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or counterparty.

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. This concentration of risk within the energy industry is mitigated through the Company's broad domestic and international customer base. Nexen assesses the financial strength of its customer base, including those involved in marketing and other commodity arrangements. Credit risk exposures, including concentration of credit, are monitored routinely and reported to the Company's Risk Management Committee. We believe this minimizes our overall credit risk, however, there can be no assurance that these processes will protect us against all losses from non-performance.

Nexen is also exposed to the possible non-performance by derivative instrument counterparties. To reduce this risk, we typically transact with major financial institutions.

Energy Trading Activities

Our marketing operation is involved in the marketing and trading of crude oil and natural gas, through the use of both physical and financial contracts (energy trading activities). These activities expose Nexen to many of the market risks described above. The extent of exposure is restricted to prescribed limits and is monitored daily using Value at Risk, stress testing and scenario analysis.

We also have formal risk management policies relating to our energy trading activities that have been approved by Nexen's Board of Directors. Market risks are monitored daily by a risk control group that operates independently and ensures compliance with Nexen's risk management policies. The use of derivative instruments for purposes other than energy trading activities must be approved by the Chief Executive Officer and, in excess of prescribed limits, by the Board of Directors. The Finance Committee of the Board of Directors and the Company's Risk Management Committee review the results of energy trading activities and exposures on a regular basis.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations" (FAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. FAS 142 requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead tested for impairment at least annually. FAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the amortization and non-amortization provisions of the Statement. The adoption of FAS 141 has no impact on the Company's financial statements. Nexen will adopt FAS 142 on January 1, 2002. Unamortized goodwill at the date of adoption is $36 million, and amortization expense related to goodwill was $6 million in 2001 (2000: $5 million; 1999: $5 million).

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires liability recognition for retirement obligations associated with tangible long-lived assets. The obligations included within the scope of Statement 143 are those for which a company faces a legal obligation for settlement. The initial measurement of the asset retirement obligation is to be at fair value. The asset retirement cost equal to the fair value of the retirement obligation is to be capitalized as part of the cost of the related long-lived asset and amortized to expense over the useful life of the asset. FAS 143 is effective for all fiscal years beginning after June 15, 2002. The new standard will have an impact on the Company's balance sheet but a minimal impact on earnings. The total impact on the Company's financial statements has not yet been determined.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144) which supersedes both FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30). FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. FAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of FAS 144 on January 1, 2002 will not have a material impact on the Company's financial position or results of operations.

*****

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report, including those appearing under the captions "Business and Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*, Section 21E of the United States *Securities Exchange Act of 1934*, as amended, and Section 27A of the United States *Securities Act of 1933*, as amended. Such statements are generally identifiable by the terminology used such as "plan", "expect", "estimate", "budget" or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas and chemicals products; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; foreign currency exchange rates; economic conditions in the countries and regions in which the Company carries on business; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. In that regard, any statements as to future crude oil, natural gas or chemicals prices and production levels, cost recovery oil revenues and the Company's share of production from operations in Yemen, capital expenditures, the allocation of capital expenditures to exploration and development activities, sources of funding for its capital program, debt levels, cash flows, uses of cash flows, drilling of new wells, ultimate recoverability of reserves, future production rates, expected finding and development costs, expected operating costs, demand for chemicals products, expenditures and allowances relating to environmental matters, dates by which certain areas will be developed or will come on-stream and changes in any of the foregoing are forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION

Index to Financial Statements and Related Information

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Nexen Inc.:

We have audited the consolidated balance sheet of Nexen Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

Calgary, Alberta
January 23, 2002

(signed) "Arthur Andersen LLP"
Chartered Accountants

NEXEN INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
	(millions of Canadian dollars except per share data)		
Revenues			
Net Sales	$ 2,561	$ 2,674	$ 1,611
Gain on Disposition of Assets	5	42	26
Marketing and Other Income	133	89	57
	2,699	2,805	1,694
Expenses			
Operating and Other	807	707	534
General and Administrative	136	117	110
Depreciation, Depletion and Amortization	625	667	534
Exploration	265	173	136
Interest, Net (Note 7)	112	132	106
	1,945	1,796	1,420
Income Before Income Taxes	754	1,009	274
Provision for Income Taxes (Note 12)	304	407	174
Net Income	450	602	100
Dividends on Preferred Securities, Net of Income Taxes (Note 8)	39	37	37
Net Income Attributable to Common Shareholders	$ 411	$ 565	$ 63
Earnings Per Common Share (Note 9)			
Basic	$ 3.40	$ 4.52	$ 0.46
Diluted	$ 3.36	$ 4.46	$ 0.46

See accompanying notes to Consolidated Financial Statements.

NEXEN INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	2001	2000
	(millions of Canadian dollars)	
ASSETS		
Current Assets		
Cash and Short-Term Investments	$ 61	$ 110
Accounts Receivable (Note 3)	609	1,080
Inventories and Supplies (Note 4)	189	262
Other	20	15
Total Current Assets	879	1,467
Property, Plant and Equipment (Note 5)	4,170	3,540
Goodwill	36	42
Future Income Tax Assets (Note 12)	212	474
Deferred Charges and Other Assets	28	28
	$ 5,325	$ 5,551
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-Term Borrowings (Note 7)	$ 51	$ 68
Accounts Payable and Accrued Liabilities	773	1,190
Accrued Interest Payable	22	21
Dividends Payable	9	9
Total Current Liabilities	855	1,288
Long-Term Debt (Note 7)	1,484	1,523
Future Income Tax Liabilities (Note 12)	869	1,072
Dismantlement and Site Restoration Allowance	182	161
Other Deferred Credits and Liabilities	31	47
Shareholders' Equity (Note 8)		
Preferred Securities	724	724
Common Shares, no Par Value		
Authorized: Unlimited		
Outstanding: 2001 - 121,202,444 shares; 2000 - 119,854,998 shares	389	350
Retained Earnings	697	323
Cumulative Foreign Currency Translation Adjustment	94	63
Total Shareholders' Equity	1,904	1,460
Commitments and Contingencies (Note 10)		
	$ 5,325	$ 5,551

Approved on Behalf of the Board:

(Signed) "C.W. Fischer"
Director

(Signed) "D.A. Hentschel"
Director

See accompanying notes to Consolidated Financial Statements.

NEXEN INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
	(millions of Canadian dollars)		
Operating Activities			
Net Income	$ 450	$ 602	$ 100
Charges and Credits to Income not Involving Cash (Note 13)	708	794	544
Exploration Expense	265	173	136
Changes in Non-Cash Working Capital (Note 13)	143	(243)	(64)
Other	-	3	-
	1,566	1,329	716
Financing Activities			
Proceeds from Long-Term Debt	315	2,467	832
Repayment of Long-Term Debt	(400)	(2,284)	(865)
Net Proceeds from (Repayment of) Short-Term Borrowings	(17)	59	(392)
Dividends on Preferred Securities	(70)	(68)	(65)
Dividends on Common Shares	(37)	(37)	(41)
Issue of Preferred Securities, Net (Note 8)	-	-	314
Issue of Common Shares	39	45	15
Repurchase of Common Shares (Note 8)	-	(605)	-
Changes in Non-Cash Working Capital (Note 13)	-	(2)	(65)
Other	-	(2)	(7)
	(170)	(427)	(274)
Investing Activities			
Capital Expenditures			
Exploration, Development and Other	(1,282)	(880)	(604)
Proved Property Acquisitions	(122)	(35)	(8)
Acquisitions (Note 2)	-	(39)	(91)
Proceeds on Disposition of Assets	5	42	85
Changes in Non-Cash Working Capital (Note 13)	(18)	42	250
Other	(52)	(27)	(28)
	(1,469)	(897)	(396)
Effect of Exchange Rate Changes on Cash and Short-Term Investments	24	12	-
Increase (Decrease) in Cash and Short-Term Investments	(49)	17	46
Cash and Short-Term Investments - Beginning of Year	110	93	47
Cash and Short-Term Investments - End of Year	$ 61	$ 110	$ 93

See accompanying notes to Consolidated Financial Statements.

NEXEN INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE YEARS ENDED DECEMBER 31, 2001

(millions of Canadian dollars)

	Preferred Securities (Note 8)	Common Shares (Note 8)	Contributed Surplus	Retained Earnings	Cumulative Foreign Currency Translation Adjustment
December 31, 1998	$ 399	$ 343	$ 14	$ 651	$ 52
Issue of Preferred Securities	325	-	-	-	-
Exercise of Stock Options	-	3	-	-	-
Issue of Common Shares	-	12	-	-	-
Net Income	-	-	-	100	-
Dividends on Preferred Securities, Net of Income Taxes	-	-	-	(37)	-
Issue Costs of Preferred Securities, Net of Income Taxes	-	-	-	(7)	-
Dividends on Common Shares	-	-	-	(41)	-
Translation Adjustment	-	-	-	-	(16)
December 31, 1999	724	358	14	666	36
Exercise of Stock Options	-	25	-	-	-
Issue of Common Shares	-	20	-	-	-
Repurchase of Common Shares (Note 8)	-	(53)	(14)	(535)	-
Adoption of Liability Method of Accounting for Income Taxes (Note 12)	-	-	-	(336)	-
Net Income	-	-	-	602	-
Dividends on Preferred Securities, Net of Income Taxes	-	-	-	(37)	-
Dividends on Common Shares	-	-	-	(37)	-
Translation Adjustment	-	-	-	-	27
December 31, 2000	724	350	-	323	63
Exercise of Stock Options	-	16	-	-	-
Issue of Common Shares	-	23	-	-	-
Net Income	-	-	-	450	-
Dividends on Preferred Securities, Net of Income Taxes	-	-	-	(39)	-
Dividends on Common Shares	-	-	-	(37)	-
Translation Adjustment	-	-	-	-	31
December 31, 2001	$ 724	$ 389	$ -	$ 697	$ 94

See accompanying notes to Consolidated Financial Statements.

1. ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

(a) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Nexen Inc. and subsidiary companies and partnerships in which it has a controlling interest (Nexen or the Company). All subsidiary companies and, effective April 18, 2000, all partnerships are wholly owned. All material intercompany accounts and transactions have been eliminated. Substantially all exploration, development and production activities related to oil and gas and the Syncrude Joint Venture are conducted jointly with others and, accordingly, the accounts reflect only Nexen's proportionate interest in such activities.

(b) Inventories and Supplies

Inventories and supplies for oil and gas exploration and production activities and chemicals operations are stated at the lower of cost or market value. Cost is determined on the first-in first-out method or average basis. Inventories held by the marketing operation are accounted for on a mark-to-market basis and, accordingly, are stated at market value.

(c) Property, Plant and Equipment

Nexen follows the successful efforts method of accounting for oil and gas activities. Under this method, resource property acquisition costs, exploratory drilling costs and all development costs are capitalized. The cost of exploratory wells found to be dry and all other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to earnings. All property, plant and equipment are periodically evaluated and, if conditions warrant, an impairment provision will be recorded.

(d) Depreciation, Depletion and Amortization

Under the successful efforts method of accounting, development costs and acquisition costs of proved properties are depleted or depreciated using the unit-of-production method over remaining proved developed reserves and proved reserves, respectively. The cost of other plant and equipment is capitalized and depreciated using the straight-line method based on the estimated useful lives of the assets, which range from three to 25 years. Improvements that increase capacity or extend the useful lives of these assets are capitalized.

(e) Dismantlement and Site Restoration

Future dismantlement and site restoration costs for resource properties, facilities, production platforms and pipelines, chemical manufacturing facilities and the Syncrude Joint Venture are provided using either their associated proved reserves or their estimated remaining lives. Costs are based on engineering estimates of the anticipated method and extent of site restoration in accordance with current legislation, industry practices and costs. The annual provision for dismantlement and site restoration is included in depreciation, depletion and amortization. Expenditures are charged against the allowance as incurred.

(f) Goodwill

Goodwill, all of which relates to the marketing operation, is amortized on a straight-line basis over ten years and is periodically evaluated for impairment.

(g) Carried Interest

Production generated from the Masila Block (the Project) in Yemen is shared by the terms of the Agreement for Petroleum Exploration and Production (the Agreement) between the Government of Yemen (the Government), Nexen and the other Masila Block participants. Production is divided into Cost Recovery Oil and Profit Oil. Cost Recovery Oil provides for the recovery of operating, exploration and development costs in accordance with a formula and is limited to a maximum of 40 per cent of production during each fiscal year. Costs not actually recovered in any year may be carried forward for recovery in future years, and are included in property, plant and equipment in the Consolidated Balance Sheet.

Profit Oil is that portion of production remaining after deducting Cost Recovery Oil. Profit Oil is deliverable to both the Government and the Masila Block participants on a sliding scale basis based on production rates. Nexen's "Working Interest" in the Project is equivalent to the estimated percentage of Profit Oil deliverable to it over the life of the Project and is accounted for using the successful efforts method of accounting. Profit Oil which is attributable to the Government is considered to be the Government's "Deemed Interest". This includes an amount in respect of all Yemen income taxes payable by Nexen under the laws of Yemen.

Under the terms of the Agreement, Nexen and the other Masila Block participants fund the Government's share of exploration, development and operating costs. Cost Recovery Oil delivered to Nexen includes a "Carried Interest" component from which Nexen will recover the Government's share of exploration, development and operating costs incurred on the Government's behalf by Nexen. Amounts received pertaining to the Government's Carried Interest are included as revenue and are offset by the actual recoveries representing firstly, the Government's share of the current year's operating costs and secondly, the Government's share of exploration and development costs. Recoveries of capitalized Carried Interest costs are shown as depreciation or depletion expense.

(h) Revenue Recognition

Sales of crude oil, natural gas and chemicals products are recognized when title passes to the customer. Crude oil and natural gas produced and sold by Nexen above or below its working interest share in resource properties results in production overlifts and underlifts. Overlifts are recorded as liabilities and underlifts are recorded as assets. Settlement will be in kind when the liftings are equalized or in cash when production ceases.

Nexen's marketing operation is involved in the marketing and trading of crude oil and natural gas through the use of physical and financial contracts (energy trading activities). The Company uses the mark-to-market method of accounting for its energy trading activities. Under mark-to-market accounting, the energy trading contracts, including both physical and financial contracts, are recorded at fair value at the balance sheet date. The net gain or loss from the revaluation of these contracts is recorded in marketing and other income in the Consolidated Statement of Income (see Note 14).

(i) Income Taxes

Effective January 1, 2000, the Company follows the liability method of accounting for income taxes (see Note 12). Under this method, income tax assets and income tax liabilities are recognized, at enacted rates, for differences between amounts reported for financial statement purposes and their respective tax basis. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income in the period that the change occurs.

Deferred foreign withholding taxes are not provided on the undistributed earnings of foreign incorporated subsidiaries as it is Nexen's intention to invest such earnings indefinitely in foreign countries.

(j) Petroleum Resource Rent Tax

Petroleum Resource Rent Tax (PRRT) is accounted for on the liability basis with a future liability or asset recognized on temporary differences at the current enacted rate. Temporary differences giving rise to future liabilities and assets result primarily from depletion and dismantlement and site restoration.

(k) Foreign Currency Translation

The assets and liabilities of foreign operations considered financially and operationally independent are translated into Canadian dollars from their functional currencies using exchange rates at the balance sheet dates. Revenue and expense items are translated using the average rates of exchange throughout the year. Gains and losses resulting from this translation process are included in the cumulative foreign currency translation adjustment in shareholders' equity in the Consolidated Balance Sheet.

Monetary balances denominated in a currency other than a functional currency are translated into the functional currency using month-end exchange rates. Gains and losses arising from the translation process, with the exception of those on Nexen's United States dollar denominated debt, are included in income. Nexen has designated its United States dollar denominated debt as a hedge against its net investment in United States dollar based self-sustaining foreign operations. Gains and losses resulting from the translation of the debt are therefore included in the cumulative foreign currency translation adjustment in shareholders' equity in the Consolidated Balance Sheet.

(l) Capitalized Interest

Interest is capitalized on qualifying assets until put into service, using either the interest rate on borrowings specifically associated with the asset or, if no such specific borrowings exist, the weighted average interest rate on all other borrowings.

(m) Derivative Financial Instruments and Derivative Commodity Instruments

Nexen utilizes derivative financial instruments and derivative commodity instruments (collectively derivative instruments) for both non-trading and trading purposes.

Nexen utilizes derivative instruments for non-trading purposes in its management of exposures to fluctuations in commodity prices, foreign currency exchange rates and interest rates as described in Note 6. Hedge accounting is used when there is a high degree of correlation between price movements in the derivative instrument and the item designated as being hedged. Gains and losses are recognized in the same period as the hedged item and are recorded in the Consolidated Statement of Income in the same manner as the hedged item. If correlation ceases, hedge accounting is terminated and future changes in the market value of the derivative instruments are recognized as gains or losses in the period of change.

Nexen's marketing operation utilizes energy-related futures, forwards, swaps and options to manage its exposure to commodity price fluctuations, meet customer needs and for trading purposes. Derivative instruments used in connection with the marketing operation are accounted for using the mark-to-market method of accounting, under which changes in the market value of derivative instruments are recognized as gains or losses in the period of change.

(n) Employee Benefits

The Company accrues its obligations under employee benefit plans. The cost of pension benefits earned by employees in defined benefit pension plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, assets are measured at fair value. Past service costs arising from plan amendments, and net actuarial gains and losses which exceed 10 per cent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the employee group.

(o) Stock-Based Compensation

The Company uses the intrinsic value based method of accounting for stock options. Under this method, no compensation expense is recognized as the exercise price of the option is equal to the market price of the stock at the time of grant.

The Company provides stock appreciation rights to employees as described in Note 8. Obligations under this plan are accrued as compensation expense over the vesting period of the stock appreciation rights.

(p) Earnings Per Common Share

On January 1, 2001, Nexen adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation and disclosure of earnings per share. Under the new standard, the treasury stock method must be used in calculating diluted earnings per share. This method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period. The new method was applied retroactively with restatement of prior periods. Under the previous method, diluted earnings per share for the year ended December 31, 2001 would have been $3.31 (2000 - $4.29; 1999 - $0.46).

(q) Cash and Short-Term Investments

Cash and short-term investments include instruments with a maturity of three months or less when purchased.

2. ACQUISITIONS

(a) Marketing Operation

Effective July 31, 2000, Nexen acquired Northridge Energy Marketing Ltd. for cash consideration of $39 million. The purchase consisted of current assets of $172 million, current liabilities of $155 million, and linefill and goodwill of $22 million. The acquisition was accounted for using the purchase method of accounting.

(b) Chemicals Operations

On December 17, 1999, Nexen acquired a sodium chlorate and chlor-alkali facility, located in Brazil, for cash consideration of US $61 million ($91 million). The acquisition was accounted for using the purchase method of accounting.

3. ACCOUNTS RECEIVABLE

	2001	2000
Trade		
Oil and Gas		
Marketing	$ 305	$ 714
Other	215	257
Chemicals and Other	55	47
	575	1,018
Non-Trade	34	62
	$ 609	$ 1,080

4. INVENTORIES AND SUPPLIES

	2001	2000
Finished Products		
Oil and Gas		
Marketing	$ 56	$ 146
Other	15	16
Chemicals and Other	15	16
	86	178
Work in Process	6	4
Field Supplies	97	80
	$ 189	$ 262

5. PROPERTY, PLANT AND EQUIPMENT

	2001			2000		
	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value	Cost	Accumulated Depreciation, Depletion and Amortization	Net Book Value
Oil and Gas						
Yemen	$ 1,839	$ 1,491	$ 348	$ 1,555	$ 1,314	$ 241
Canada	2,867	913	1,954	2,497	729	1,768
United States	1,636	848	788	1,242	723	519
Australia	167	144	23	151	90	61
Other Countries	271	166	105	245	126	119
Marketing	89	32	57	88	25	63
	6,869	3,594	3,275	5,778	3,007	2,771
Syncrude Joint Venture	487	127	360	429	118	311
Chemicals	744	296	448	667	261	406
Corporate and Other	137	50	87	89	37	52
	$ 8,237	$ 4,067	$ 4,170	$ 6,963	$ 3,423	$ 3,540

Capitalized costs relating to unproved properties and projects that are under construction or development are not depreciated, depleted or amortized. Included in the above table are assets amounting to $251 million (2000 - $101 million) which are not being depreciated, depleted or amortized.

Portions of Nexen's oil and gas and chemicals assets are located outside North America. These assets and the related operations are subject to the risk of actions by governmental authorities and insurgent groups. It is Nexen's policy to conduct its business so as to minimize such risks.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The nature of Nexen's operations and the issuance of long-term debt expose the Company to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Company recognizes these risks and manages its operations in a manner intended to minimize its exposure to the extent practical, and to a lesser extent through the periodic use of derivative instruments. In addition, Nexen's marketing operation utilizes energy-related futures, forwards, swaps and options to manage its exposure to commodity price fluctuations to meet customer needs and for trading purposes. The Finance Committee of the Board of Directors and the Company's Risk Management Committee monitor Nexen's exposure to the above risks and review the results of derivative activities and all outstanding positions on a regular basis.

(a) Commodity price risk management

Nexen generally sells its crude oil and natural gas under short-term market based contracts. During 2001, 2000 and 1999, Nexen did not utilize derivative instruments to fix the prices on its crude oil and natural gas sales. However, Nexen did utilize crude oil put option contracts to establish a floor for the price of crude oil, in order to mitigate the impact of potential crude oil price declines. The effect of the put options was to provide a minimum price per barrel equal to the contract strike price for all hedged volumes if the West Texas Intermediate (WTI) crude oil price averaged less than the strike price for the contract period. The majority of the contracts have expired unexercised as WTI did not average less than the strike price during the contract period.

Contract Amount	Contract Period	Strike Price (US $ per bbl)
30,000 barrels per day	January 2001 – December 2001	$ 20.00
20,000 barrels per day	February 2001 – January 2002	$ 20.00
10,000 barrels per day	March 2001 – February 2002	$ 22.00
10,000 barrels per day	March 2001 – February 2002	$ 21.65

During 2001, the Company purchased fixed to floating swaps in order to modify the terms of certain fixed price natural gas contracts. Under the terms of these contracts, the Company must deliver 21 million cubic feet per day of natural gas to conterparties at prices ranging from $3.32 to $6.93 per thousand cubic feet. The Company preferred to receive an index based price for its natural gas and therefore executed fixed to floating swaps for these contracts. These contracts expire in 2002 and 2003.

Nexen's marketing operation is involved in various crude oil and natural gas marketing activities intended to enhance price realizations from the sale of Nexen's proprietary and third party oil and gas production and for energy trading purposes. The marketing operation enters into contracts to purchase and sell crude oil and natural gas. This activity exposes the Company to commodity price risk between the time contracted volumes are purchased and sold. The marketing operation actively manages this risk by utilizing energy-related futures, forwards, swaps and options, and generally attempts to balance its physical and financial contracts in terms of contract volumes and timing of performance and delivery obligations. However, net open positions may exist or are established to take advantage of existing market conditions.

Open positions enable the marketing operation to generate income based on competitive information from marketing activities but also expose the Company to the risk of loss from fluctuating market prices. The extent of exposure under these activities is restricted to prescribed limits and is monitored daily using value-at-risk, stress testing and scenario analysis. The value-at-risk calculation estimates the maximum probable loss, given a 95 per cent confidence level, that the Company would incur if the outstanding positions were unwound over a two day time period. During 2001, net revenue from these activities, including the related derivative instruments, was $96 million (2000 - $48 million; 1999 - $28 million) and at December 31, 2001, the value-at-risk was $19 million (2000 - $13 million; 1999 - $3 million).

(b) Foreign currency rate risk management

A substantial portion of Nexen's activities are transacted in or referenced to United States dollars. Revenues, expenses, capital expenditures and related net assets of oil and gas and chemicals operations outside Canada are primarily United States dollar denominated. Prices received in Canada for sales of crude oil, natural gas and a portion of chemicals products are referenced to United States dollar denominated prices. Also, Nexen has the ability to borrow on a short-term and long-term basis in United States dollars. Nexen does not have any material exposure to highly inflationary foreign currencies.

Nexen manages its exposure to fluctuations in the United States to Canadian dollar exchange rate by operating in a manner which minimizes the need to convert between the two currencies. Net revenue from foreign operations together with United States dollar denominated borrowings are generally used to fund United States dollar denominated capital expenditures and debt repayments. Derivative instruments may occasionally be used to effectively convert cash flows from Canadian to United States dollars and vice versa.

At December 31, 2001, Nexen held the following foreign currency derivative instrument related to long-term debt:

	Amount Receivable	Amount Payable	Maturity Date
Exchange Contract..	Cdn $ 50	US $ 37	November 2006

This contract represents an obligation to exchange principal and interest amounts between Nexen and the counterparty. Details regarding this contract and the obligation to which it relates are described in Note 7.

At December 31, 2001 and 2000, Nexen held the following United States dollar denominated net investments, long-term debt and preferred securities:

	2001	2000
United States Dollar Denominated		
Net Investments in Foreign Operations	US $ 887	US $ 764
Long-Term Debt	US $ 728	US $ 462
Preferred Securities	US $ 476	US $ 476

This United States dollar denominated debt has been designated as a hedge against the Company's net investment in its foreign operations. As such, the foreign exchange gains or losses realized on the debt are included in the cumulative foreign exchange gains or losses realized on the translation adjustment in shareholders' equity.

(c) Interest rate risk management

Nexen uses both fixed and floating rate debt to finance its operations. The floating rate debt obligations expose the Company to changes in interest payments due to fluctuations in interest rates. Nexen manages its interest rate exposure by maintaining a combination of fixed and floating rate borrowings and through the periodic use of derivative instruments. At December 31, 2001, Nexen had fixed the interest rates on 69 per cent (2000 – 72 per cent) of its long-term debt at an effective average rate of 7.0 per cent (2000 - 7.2 per cent) through fixed rate borrowings.

(d) Credit risk management

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. This concentration of risk within the energy industry is mitigated through the Company's broad domestic and international customer base. Nexen assesses the financial strength of its customer base, including those involved in marketing and other commodity arrangements. Credit risk exposures, including concentration of credit, are monitored routinely and reported to the Company's Risk Management Committee.

Nexen is also exposed to the possible non-performance by derivative instrument counterparties. To reduce this risk, Nexen typically transacts with major financial institutions.

(e) Carrying value and estimated fair value of financial instruments

Assets (Liabilities)	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-Term Debt	$ (1,484)	$ (1,465)	$ (1,523)	$ (1,487)
Preferred Securities	$ (724)	$ (769)	$ (724)	$ (677)
Crude Oil Put Options	$ 2	$ -	$ 5	$ 5
Natural Gas Swaps	$ -	$ (7)	$ -	$ -

The estimated fair value of financial instruments and hedge-related derivative instruments is based on public trading values where available or, where not available, on values for similarly traded instruments with similar features. The carrying value of cash and short-term investments, amounts receivable and short-term obligations approximates their fair value because of the near-term maturity of those instruments. Amounts receivable and payable by Nexen's marketing operations are equal to fair value as the mark-to-market method of accounting is used to value those amounts.

7. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

	2001	2000
Unsecured Syndicated Term Credit Facilities (a)	$ 424	$ 430
Unsecured Debentures, due 2001 (b)	-	75
Unsecured Redeemable Notes, due 2004 (c)	358	338
Unsecured Redeemable Debentures, due 2006 (d)	109	105
Unsecured Redeemable Medium Term Notes, due 2007 (e)	150	150
Unsecured Redeemable Medium Term Notes, due 2008 (f)	125	125
Unsecured Redeemable Notes, due 2028 (g)	318	300
	$ 1,484	$ 1,523

(a) Unsecured syndicated term credit facilities

Nexen has committed unsecured revolving term credit facilities totalling $1,576 million. Amounts are available for six years, except for $100 million which is available for five years. Amounts available under the facilities are extendable at each lender's option on an annual basis. No repayments are required until the end of the availability period. Borrowings are available in the form of Canadian bankers' acceptances, LIBOR-based loans, Canadian prime loans or US dollar base rate loans. Interest is payable monthly at a floating rate.

During 2001, the weighted average interest rate was 6.0 per cent (2000 – 6.2 per cent).

(b) Unsecured debentures, due 2001

During June 1991, Nexen issued $75 million of unsecured 10 year debentures. Interest was payable semi-annually at a rate of 10.85 per cent. The principal was repaid in June 2001 using proceeds drawn from the Syndicated Term Credit Facilities.

(c) Unsecured redeemable notes, due 2004

During February 1999, Nexen issued US $225 million principal amount of notes. Interest is payable semi-annually at a rate of 7.125 per cent and the principal is to be repaid in February 2004. The notes are redeemable, in whole or in part, at any time by the Company at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes.

(d) *Unsecured redeemable debentures, due 2006*

During November 1996, Nexen issued $100 million of unsecured 10 year redeemable debentures. Interest is payable semi-annually at a rate of 6.85 per cent and the principal is to be repaid in November 2006. In December 1996, $50 million of this obligation was effectively converted through a currency exchange contract with a Canadian chartered bank to a US $37 million liability bearing interest at an effective rate of 6.75 per cent for the term of the debentures. The debentures are redeemable, in whole or in part, at any time by the Company at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the debentures plus 0.10 per cent.

(e) *Unsecured redeemable medium term notes, due 2007*

During July 1997, Nexen issued $150 million principal amount of notes. Interest is payable semi-annually at a rate of 6.45 per cent and the principal is to be repaid in July 2007. The notes are redeemable, in whole or in part, at any time by the Company at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the notes plus 0.125 per cent.

(f) *Unsecured redeemable medium term notes, due 2008*

During October 1997, Nexen issued $125 million principal amount of notes. Interest is payable semi-annually at a rate of 6.30 per cent and the principal is to be repaid in June 2008. The notes are redeemable, in whole or in part, at any time by the Company at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the notes plus 0.125 per cent.

(g) *Unsecured redeemable notes, due 2028*

During April 1998, Nexen issued US $200 million principal amount of notes. Interest is payable semi-annually at a rate of 7.40 per cent and the principal is to be repaid in May 2028. The notes are redeemable, in whole or in part, at any time by the Company at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes plus 0.25 per cent.

(h) *Repayment and interest*

Required long-term debt repayments for the next five years are 2002 - nil; 2003 - nil; 2004 - $358 million; 2005 - nil, and 2006 - $109. Interest expense on long-term debt was $106 million, $125 million and $103 million in 2001, 2000 and 1999, respectively.

(i) *Debt covenants*

The majority of debt instruments contain covenants pertaining to certain financial ratios and the ability to grant security. At December 31, 2001, all covenants have been met.

(j) *Short-term borrowings*

Nexen has unsecured operating loan facilities of approximately $260 million. Interest is payable at floating rates and the facilities are subject to periodic reviews.

During 2001 and 2000, the weighted average interest rate on short-term borrowings was 5.5 and 6.1 per cent, respectively.

8. PREFERRED SECURITIES AND SHARE CAPITAL

(a) *Preferred Securities*

Security	Principal Amount	Interest Rate	Maturity Date
Preferred Securities	US $259 million	9.75 %	October 2047
Preferred Securities	US $217 million	9.375 %	March 2048

The 2047 and 2048 preferred securities are redeemable by the Company at par, in whole or in part, on or after October 30, 2003 and February 9, 2004, respectively. Nexen may defer, subject to certain conditions, up to 20 consecutive quarterly interest payments and may satisfy its interest, principal or redemption payments through the issuance of common shares. Interest is payable quarterly.

Since the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of common shares, the preferred securities are classified as equity. Accordingly, the principal amount is included in shareholders' equity in the Consolidated Balance Sheet. Interest payments, net of income taxes, are classified as dividends and charged directly to retained earnings.

(b) *Authorized capital*

Authorized share capital consists of an unlimited number of common shares of no par value and an unlimited number of Class A preferred shares of no par value issuable in series.

(c) *Issued common shares and dividends*

	2001	2000	1999
		(thousands of shares)	
Beginning of Year	119,855	138,145	137,373
Exercise of Stock Options	648	1,129	136
Issue of Common Shares for Cash	699	581	636
Repurchase of Common Shares	-	(20,000)	-
End of Year	121,202	119,855	138,145
Dividends per Common Share	$ 0.30	$ 0.30	$ 0.30

During 2001, Nexen issued 533,216 (2000 – 432,717; 1999 – 636,292) common shares for cash consideration of $17 million (2000 - $14 million; 1999 - $12 million) under a Dividend Reinvestment Plan. At December 31, 2001, there were 489,329 common shares reserved for issuance under this plan. During 2001, Nexen issued 165,610 common shares (2000 – 148,365; 1999 - nil) for cash consideration of $6 million (2000 - $6 million; 1999 - nil) pursuant to an employee flow-through share arrangement.

In March 2000, the Company, Ontario Teachers' Pension Plan Board (Teachers) and Occidental Petroleum Corporation (Occidental) entered into an agreement (the Agreement) whereby Occidental would sell its 29 per cent interest in Nexen. The Agreement was approved by a majority of Nexen shareholders other than Occidental and Teachers at a meeting of shareholders on April 17, 2000. Under the terms of the Agreement, Teachers purchased 20.2 million common shares of the Company. Nexen repurchased 20 million common shares for $605 million including associated fees. Upon repurchase, the common shares were cancelled.

(d) *Stock options*

The following options to purchase common shares have been granted to directors, officers and employees. Options granted prior to February 2001 vest over four years and are exercisable on a cumulative basis over 10 years. Options granted after February 2001 vest over three years and are exercisable on a cumulative basis over 5 years. At the time of grant, the exercise price is equal to the market price.

	Options	Weighted-Average Exercise Price
	(thousands)	(dollars)
December 31, 1998	4,661	$ 23
Granted	1,793	$ 27
Exercised	(136)	$ 18
Forfeited	(112)	$ 25
December 31, 1999	6,206	$ 24
Granted	3,016	$ 36
Exercised	(1,129)	$ 22
Forfeited	(117)	$ 25
December 31, 2000	7,976	$ 29
Granted	1,645	$ 31
Exercised	(648)	$ 24
Forfeited	(142)	$ 30
December 31, 2001	8,831	$ 30
Options exercisable at end of year		
1999	2,352	$ 22
2000	2,741	$ 24
2001	4,232	$ 27

The range of exercise prices of the Company's outstanding stock options at December 31, 2001, is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
	(thousands)	(dollars)		(thousands)	(dollars)
$ 9.63 to $16.99	71	$ 14	2	71	$ 14
$17.00 to $24.99	1,582	$ 19	6	1,291	$ 20
$25.00 to $29.99	2,494	$ 28	7	1,594	$ 28
$30.00 to $40.35	4,684	$ 34	7	1,276	$ 36
	8,831			4,232	

The number of common shares reserved for issuance under the Stock Option Plan was 10,896,060 at December 31, 2001 (2000 – 8,044,680; 1999 – 2,944,690).

(e) Stock Appreciation Rights

A stock appreciation rights plan was established in 2001. Under this plan, employees are entitled to cash payments equal to the excess of the market price of the common shares over the exercise price of the right. The vesting period and other terms of the plan are similar to the Stock Option Plan. During the year ended December 31, 2001, 913,300 rights at a weighted average exercise price of $31.17 were granted. The issue of these rights did not have a significant impact on the results of operations for 2001.

9. EARNINGS PER COMMON SHARE

The calculation of earnings per common share is based on the weighted average number of common shares outstanding of 120.7 million, 125.0 million and 137.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, and net income after deducting dividends on preferred securities, net of income taxes.

The calculation of diluted earnings per share is based on the weighted average number of common shares outstanding of 122.1 million, 126.8 million and 138.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. For the years ended December 31, 2001, 2000 and 1999, respectively, options for 2,992,903, 42,000 and 6,205,920 were excluded from the diluted earnings per share calculation because the exercise price was greater than the average market price of common stock for the respective periods. During the periods presented, outstanding stock options are the only dilutive instrument.

10. COMMITMENTS AND CONTINGENCIES

The Company has committed to the following payments related to its operating leases and transportation commitments:

2002	$ 65
2003	63
2004	37
2005	34
2006	32
Thereafter	228
	$ 459

In November 2000, the Company committed to enter into a lease agreement upon the completion of construction of a natural-gas-fired generating facility in Alberta. The term of the lease agreement will be five years from the date of plant completion which is expected in the first quarter of 2002. Lease payments will begin when construction is complete and are included in the table above. Under the terms of the lease, the Company has provided a residual value guarantee for 85 per cent of the original cost of the facility, or approximately $60 million.

There are a number of lawsuits and claims pending including income tax reassessments as described in Note 12, the ultimate results of which cannot be ascertained at this time. Costs are recorded as they are incurred or become determinable. Management is of the opinion that the resolution of such matters would not have a material adverse effect upon the Company's consolidated financial position or results of operations.

11. PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans, which together cover substantially all employees. The defined benefit pension plans provide pension benefits upon retirement based on length of service and final average earnings. Defined contribution benefits are based on plan contributions.

The cost of pension benefits earned by employees in the defined benefit pension plans is determined using the projected benefit method prorated on employment services and is expensed as employment services are rendered. The defined benefit plans are funded in accordance with federal and provincial government regulations by contributions to trust funds, which are administered by an independent trustee. Assets of the defined benefit pension funds are invested in investment funds, consisting primarily of equities and bonds.

Nexen provides certain post-retirement benefits, including group life and supplemental health insurance to eligible employees and their eligible dependents. Such costs are fully accrued as deferred compensation earned during the period that employees render service, however, no funding of these future obligations is provided. Future liabilities are not material to the ongoing operations of the Company.

The following table sets forth for the defined benefit plans reconciliations of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the assumptions used in the determination of the projected benefit obligation and net pension expense:

	2001	2000
Change in Benefit Obligation		
Benefit Obligation – Beginning of Year	$ 131	$ 120
Service Cost	5	5
Interest Cost	9	9
Plan Participants' Contributions	2	2
Actuarial Loss	18	-
Benefits Paid	(6)	(6)
Plan Amendment	4	1
Benefit Obligation - End of Year	$ 163	$ 131
Change in Fair Value of Plan Assets		
Fair Value of Plan Assets - Beginning of Year	$ 148	$ 122
Actual Return on Plan Assets	(12)	26
Employer's Contribution	4	4
Plan Participants' Contributions	2	2
Benefits Paid	(6)	(6)
Fair Value of Plan Assets - End of Year	$ 136	$ 148
Reconciliation of Funded Status		
Funded Status [1]	$ (27)	$ 17
Unamortized Transitional Obligation	2	2
Unamortized Prior Service Costs	6	3
Unamortized Net Actuarial (Gains)/Loss	13	(27)
Pension Obligation Recognized in the Consolidated Balance Sheet	$ (6)	$ (5)
Assumptions		
Discount Rate	6.25%	7.00%
Long-Term Rate of Employee Compensation Increase	4.00%	4.00%
Long-Term Annual Rate of Return on Plan Assets	7.00%	7.00%

(1) Included in the above amounts are unfunded obligations for supplemental benefits to the extent that the benefit under the defined benefit pension plan is limited by statutory guidelines. At December 31, 2001, the projected benefit obligation for supplemental benefits was $25 million (2000 - $13 million).

Net pension expense for the defined benefit pension plans has been determined as follows:

	2001	2000	1999
Cost of Benefits Earned by Employees	$ 5	$ 5	$ 6
Interest Cost on Benefits Earned	9	9	8
Expected Return on Pension Plan Assets	(10)	(9)	(8)
Settlement Gain	-	-	(3)
Net Amortization and Deferral	-	-	(1)
Net Pension Expense	$ 4	$ 5	$ 2

During 2001, pension expense for the Company's defined contribution pension plans was $3 million (2000 - $2 million; 1999 - $2 million).

12. INCOME TAXES

(a) Change in Accounting Policy

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method is used. The new method was applied retroactively without restatement of prior periods. The effect of the change in accounting policy on the Consolidated Financial Statements as at January 1, 2000, was to increase (decrease) the following items:

Future Income Tax Assets	$ 450
Future Income Tax Liabilities	$ 786
Retained Earnings	$ (336)

The adjustment to retained earnings was primarily a result of the recognition of the future income tax cost of the Wascana Energy Inc. (Wascana) acquisition in 1997, in which the tax basis acquired was less than the purchase price.

(b) Temporary Differences

Temporary differences that gave rise to future income tax assets and future income tax liabilities are as follows:

	December 31, 2001		December 31, 2000	
	Future Income Tax Assets	Future Income Tax Liabilities	Future Income Tax Assets	Future Income Tax Liabilities
Property, Plant and Equipment, Net	$ 48	$ 721	$ 119	$ 776
Dismantlement and Site Restoration Allowance	63	-	61	-
Tax Losses Carried Forward	34	-	239	-
Deferred Income	-	139	-	282
Foreign Exchange	1	3	2	8
Recoverable Taxes	101	-	83	-
Other	9	6	6	6
	256	869	510	1,072
Valuation Allowance	(44)	-	(36)	-
	$ 212	$ 869	$ 474	$ 1,072

The future income tax asset valuation allowance is in respect of foreign tax credit carry forwards.

(c) Canadian and Foreign Income Taxes

Income before income taxes generated from Canadian and foreign operations is as follows:

	2001	2000	1999
Canadian	$ 225	$ 240	$ 36
Foreign	529	769	238
	$ 754	$ 1,009	$ 274

The Canadian and foreign components of the provision for income taxes based on the jurisdiction in which income is taxed are as follows:

	2001	2000	1999
Current			
Canadian	$ 6	$ 7	$ 6
Foreign	210	235	137
	216	242	143
Future			
Canadian	81	119	44
Foreign	7	46	(13)
	88	165	31
Provision for Income Taxes	$ 304	$ 407	$ 174

Foreign is principally comprised of Yemen, the United States and Australia.

(d) Reconciliation of Effective Tax Rate to the Canadian Federal Tax Rate

The provision for income taxes in the Consolidated Statement of Income varies from the provision for income taxes calculated at the Canadian statutory tax rate.

	2001	2000	1999
Income Before Income Taxes	$ 754	$ 1,009	$ 274
Provision for Income Taxes Computed at the Canadian Statutory Rate	$ 317	$ 449	$ 122
Add (Deduct) the Tax Effect of:			
Royalties, Rentals and Similar Payments to Provincial Governments	66	79	48
Resource Allowance and Provincial Tax Rebates	(68)	(81)	(41)
Lower Tax Rates on Foreign Operations	(15)	(45)	(20)
Permanent Differences Between Accounting and Tax Basis of Assets and Liabilities	-	-	56
Additional Canadian Tax on Canadian Resource Income	2	-	-
Large Corporation Tax	5	6	6
Revaluation of Future Tax Liability for Reduction in Statutory Rate	(5)	-	-
Other	2	(1)	3
Provision for Income Taxes	$ 304	$ 407	$ 174

During 2001, the Canadian Federal Government and various provinces in Canada in which the Company operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Company's liability and provision for future income taxes of $5 million. The federal rate reduction does not apply to the Company's earnings from Canadian resource properties.

(e) Available Unused Tax Losses and Tax Contingencies

At December 31, 2001, the Company had available unused tax losses totalling $71 million (2000 - $535 million).

Nexen's income tax filings are subject to audit by taxation authorities. There are various audits in progress and items under review, some of which may increase the tax liability of the Company. The ultimate results of these items cannot be ascertained at this time. Management is of the opinion that it has adequately provided for income taxes based on all information currently available.

At the time of acquisition, Wascana had outstanding taxation issues in dispute relating to prior taxation years. Wascana disagreed with issues raised and has filed Notices of Objection in respect of these issues. The value of the tax pools acquired at the time of acquisition reflected management's evaluation of the potential impact of these issues.

13. CASH FLOWS

(a) Charges and credits to income not involving cash

	2001	2000	1999
Depreciation, Depletion and Amortization	$ 625	$ 667	$ 534
Gain on Disposition of Assets	(5)	(42)	(26)
Future Income Taxes	88	165	31
Other	-	4	5
	$ 708	$ 794	$ 544

(b) Changes in non-cash working capital

Changes in non-cash working capital items increased (decreased) cash as follows:

	2001	2000	1999
Accounts Receivable	$ 471	$ (521)	$ 120
Inventories and Supplies	73	(120)	(11)
Other Current Assets	(5)	3	1
Accounts Payable and Accrued Liabilities	(417)	430	7
Accrued Interest Payable	1	(1)	6
Dividends Payable	-	(1)	-
	123	(210)	123
Effect of Foreign Exchange Rate Changes on Non-Cash Working Capital	2	7	(2)
	$ 125	$ (203)	$ 121

These changes relate to the following activities:

	2001	2000	1999
Operating Activities	$ 143	$ (243)	$ (64)
Financing Activities	-	(2)	(65)
Investing Activities	(18)	42	250
	$ 125	$ (203)	$ 121

(c) Other cash flow information

	2001	2000	1999
Interest Paid	$ 106	$ 133	$ 97
Income Taxes Paid	$ 211	$ 236	$ 140

14. OPERATING SEGMENTS AND RELATED INFORMATION

Nexen is involved in activities relating to Oil and Gas, the Syncrude Joint Venture and Chemicals in various geographic locations.

The oil and gas activities involve exploration for and the development and production of crude oil, natural gas and related products around the world. Operations are generally managed on a country-by-country basis reflecting differences in the regulatory environments and risk factors associated with a country. Principal operations are located onshore in Yemen and Canada, and in the offshore waters of the United States Gulf of Mexico and Australia. Other operations are located primarily in Nigeria, Colombia, and Indonesia. Oil and gas activities also include the transportation and marketing of proprietary and third party crude oil and natural gas.

The Syncrude Joint Venture activities involve the development and production of synthetic crude oil from oil sands in northern Alberta in Canada.

The chemicals operation involves the manufacture, marketing and distribution of industrial chemicals, principally sodium chlorate, chlorine and caustic soda. Sodium chlorate is produced at five facilities located in Canada, one facility in the United States and one facility in Brazil. Chlorine and caustic soda are produced at chlor-alkali facilities in Canada and Brazil.

The accounting policies of the operating segments are the same as those described in Note 1. Net income of operating segments excludes interest income, interest expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Notes to the following tables:

(a) Includes results of operations from sales of asphalt and related by-products in Canada.
(b) On December 31, 2000, Nexen acquired the remaining 50 per cent working interest in the Buffalo Field in Australia.
(c) Includes results of operations from producing activities in Nigeria and Ecuador. See note (i) below.
(d) Comprised of sales in Canada of $233 million, the United States of $66 million and Brazil of $42 million (2000 - Canada $228 million, United States $54 million and Brazil $23 million; 1999 - Canada $191 million and United States $49 million). In addition, the Canadian operations sell finished products to the United States operations at market prices less an amount for selling costs.
(e) Sales and cost of sales associated with the purchase and sale of crude oil and natural gas are recorded on a net basis and included in marketing and other income in the Consolidated Statement of Income.

	2001	2000	1999
Sales	$ 11,138	$ 8,180	$ 3,916
Purchases and Transportation	11,042	8,132	3,888
	$ 96	$ 48	$ 28

(f) Includes exploration activities primarily in Nigeria, Indonesia and Colombia.
(g) The provision for (recovery of) income taxes for foreign geographic operating locations is based on in-country taxes on foreign income. For oil and gas locations with no operating activities, the provision is based on the tax jurisdiction of the entity undertaking the activity.
(h) Includes $44 million of future income tax assets in 2001 (2000 - $247 million). See Note 12.
(i) On April 18, 2000, Nexen exchanged its oil and gas operations in Ecuador for Occidental's 15 per cent interest in the Company's chemicals operation. The exchange was valued at $55 million. Results of operations from producing activities in Ecuador and Occidental's minority interest in chemicals have been included to April 18, 2000.
(j) Sales made in Canada from all segments were $1,182 million (2000 - $1,218 million; 1999 - $698 million) and property, plant and equipment located in Canada was $2,709 million at December 31, 2001 (2000 - $2,472 million; 1999 - $2,274 million).

2001 Operating and Geographic Segments

	Oil and Gas						Syncrude Joint Venture	Chemicals	Corporate and Other Items (a)	Total
	Yemen	Canada	United States	Australia(b)	Other Countries(c)	Marketing				
Net Sales	$ 711	$ 647	$ 358	$ 141	$ 61	$ -	$ 225	$ 341(d)	$ 77	$ 2,561
Gain on Disposition of Assets	-	-	1	3	-	-	-	-	1	5
Marketing and Other Income	-	10	1	-	6	96(e)	-	3	17	133
Total Revenues	711	657	360	144	67	96	225	344	95	2,699
Operating and Other	71	155	66	52	19	-	114	245	85	807
General and Administrative	3	25	8	1	21	23	1	18	36	136
Depreciation, Depletion and Amortization	111	227	116	65	31	14	12	34	15	625
Exploration	25	44	101	13	82 (f)	-	-	-	-	265
Interest, Net	-	-	-	-	-	-	-	-	112	112
Income (Loss) Before Income Taxes	501	206	69	13	(86)	59	98	47	(153)	754
Provision for (Recovery of) Income Taxes (g)	185	90	27	5	(24)	26	32	16	(53)	304
Net Income (Loss)	$ 316	$ 116	$ 42	$ 8	$ (62)	$ 33	$ 66	$ 31	$ (100)	$ 450
Identifiable Assets	$ 520	$ 2,123	$ 880	$ 47	$ 179	$ 470	$ 399	$ 534	$ 173(h)	$ 5,325
Additions to Property, Plant and Equipment										
Development and Other Expenditures	$ 185	$ 367	$ 120	$ (4)	$ 23	$ -	$ 60	$ 73	$ 47	$ 871
Exploration Expenditures	44	84	197	12	74	-	-	-	-	411
Proved Property Acquisitions	-	7	115	-	-	-	-	-	-	122
Capital Additions	$ 229	$ 458	$ 432	$ 8	$ 97	$ -	$ 60	$ 73	$ 47	$ 1,404
Property, Plant and Equipment										
Cost	$ 1,839	$ 2,867	$ 1,636	$ 167	$ 271	$ 89	$ 487	$ 744	$ 137	$ 8,237
Accumulated Depreciation, Depletion and Amortization	1,491	913	848	144	166	32	127	296	50	4,067
Net Book Value	$ 348	$ 1,954	$ 788	$ 23	$ 105	$ 57	$ 360	$ 448	$ 87	$ 4,170
Goodwill										
Cost	$ -	$ -	$ -	$ -	$ -	$ 60	$ -	$ -	$ -	$ 60
Accumulated Amortization	-	-	-	-	-	24	-	-	-	24
Net Book Value	$ -	$ -	$ -	$ -	$ -	$ 36	$ -	$ -	$ -	$ 36

2000 Operating and Geographic Segments

	Oil and Gas						Syncrude Joint Venture	Chemicals	Corporate and Other Items (a)	Total
	Yemen	Canada	United States	Australia (b)	Other Countries (c)	Marketing				
Net Sales	$ 752	$ 698	$ 382	$ 167	$ 78	$ -	$ 199	$ 305 (d)	$ 93	$ 2,674
Gain on Disposition of Assets	-	23	1	-	18 (i)	-	-	-	-	42
Marketing and Other Income	6	2	-	-	1	48 (e)	-	7	25	89
Total Revenues	758	723	383	167	97	48	199	312	118	2,805
Operating and Other	58	135	55	27	22	-	98	216	96	707
General and Administrative	3	21	6	1	17	12	-	17	40	117
Depreciation, Depletion and Amortization	90	233	139	86	40	13	12	40	14	667
Exploration	14	40	60	23	36 (f)	-	-	-	-	173
Interest, Net	-	-	-	-	-	-	-	-	132	132
Income (Loss) Before Income Taxes	593	294	123	30	(18)	23	89	39	(164)	1,009
Provision for (Recovery of) Income Taxes (g)	219	129	50	11	(5)	9	29	16	(51)	407
Net Income (Loss)	$ 374	$ 165	$ 73	$ 19	$ (13)	$ 14	$ 60	$ 23	$ (113)	$ 602
Identifiable Assets	$ 427	$ 1,956	$ 699	$ 91	$ 179	$1,015	$ 327	$ 506	$ 351 (h)	$ 5,551
Additions to Property, Plant and Equipment										
Development and Other Expenditures	$ 98	$ 297	$ 81	$ -	$ 9	$ 2	$ 37	$ 31	$ 25	$ 580
Exploration Expenditures	15	65	143	19	58	-	-	-	-	300
Proved Property Acquisitions	-	28	4	3	-	-	-	-	-	35
Capital Additions	$ 113	$ 390	$ 228	$ 22	$ 67	$ 2	$ 37	$ 31	$ 25	$ 915
Property, Plant and Equipment										
Cost	$ 1,555	$ 2,497	$ 1,242	$ 151	$ 245	$ 88	$ 429	$ 667	$ 89	$ 6,963
Accumulated Depreciation, Depletion and Amortization	1,314	729	723	90	126	25	118	261	37	3,423
Net Book Value	$ 241	$ 1,768	$ 519	$ 61	$ 119	$ 63	$ 311	$ 406	$ 52	$ 3,540
Goodwill										
Cost	$ -	$ -	$ -	$ -	$ -	$ 60	$ -	$ -	$ -	$ 60
Accumulated Amortization	-	-	-	-	-	18	-	-	-	18
Net Book Value	$ -	$ -	$ -	$ -	$ -	$ 42	$ -	$ -	$ -	$ 42

1999 Operating and Geographic Segments

	Oil and Gas						Syncrude Joint Venture	Chemicals	Corporate and Other Items (a)	Total
	Yemen	Canada	United States	Australia	Other Countries(c)	Marketing				
Net Sales	$ 499	$ 385	$ 203	$ -	$ 70	$ -	$ 162	$ 240(d)	$ 52	$ 1,611
Gain on Disposition of Assets	-	25	1	-	-	-	-	-	-	26
Marketing and Other Income	4	8	1	-	3	28 (e)	-	2	11	57
Total Revenues	503	418	205	-	73	28	162	242	63	1,694
Operating and Other	52	113	51	-	24	-	74	177	43	534
General and Administrative	5	26	5	-	16	9	2	16	31	110
Depreciation, Depletion and Amortization	96	212	120	-	44	12	12	29	9	534
Exploration	11	23	31	15	56(f)	-	-	-	-	136
Interest, Net	-	-	-	-	-	-	-	-	106	106
Income (Loss) Before Income Taxes	339	44	(2)	(15)	(67)	7	74	20	(126)	274
Provision for (Recovery of) Income Taxes (g)	129	85	-	(5)	(18)	3	25	8	(53)	174
Net Income (Loss)	$ 210	$ (41)	$ (2)	$ (10)	$ (49)	$ 4	$ 49	$ 12	$ (73)	$ 100
Identifiable Assets	$ 331	$ 1,783	$ 539	$ 120	$ 176	$ 313	$ 294	$ 449	$ 100	$ 4,105
Additions to Property, Plant and Equipment										
Development and Other Expenditures	$ 68	$ 136	$ 51	$ 96	$ 19	$ 3	$ 54	$ 18	$ 13	$ 458
Exploration Expenditures	6	32	37	19	52	-	-	-	-	146
Proved Property Acquisitions	-	2	6	-	-	-	-	-	-	8
Capital Additions	$ 74	$ 170	$ 94	$ 115	$ 71	$ 3	$ 54	$ 18	$ 13	$ 612
Property, Plant and Equipment										
Cost	$ 1,405	$ 2,194	$ 1,062	$ 119	$ 261	$ 79	$ 410	$ 614	$ 62	$ 6,206
Accumulated Depreciation, Depletion and Amortization	1,177	552	597	-	110	17	125	231	22	2,831
Net Book Value	$ 228	$ 1,642	$ 465	$ 119	$ 151	$ 62	$ 285	$ 383	$ 40	$ 3,375
Goodwill										
Cost	$ -	$ -	$ -	$ -	$ -	$ 47	$ -	$ -	$ -	$ 47
Accumulated Amortization	-	-	-	-	-	13	-	-	-	13
Net Book Value	$ -	$ -	$ -	$ -	$ -	$ 34	$ -	$ -	$ -	$ 34

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada. Canadian Principles differ from US Principles as follows:

(a) Consolidated Statement of Income

	2001	2000	1999
Net Income as Reported in Accordance with Canadian Principles	$ 450	$ 602	$ 100
Impact of US Principles:			
Dividends on Preferred Securities (i)	(70)	(68)	(65)
Less: Associated Future Income Taxes	31	31	28
Accounting for Income Taxes (ii)			
Depreciation Expense	(46)	(43)	(58)
Future Income Taxes	-	-	58
Net Income in Accordance with US Principles (iii)	$ 365	$ 522	$ 63
Earnings per Common Share in Accordance with US Principles			
Basic	$ 3.03	$ 4.17	$ 0.46
Diluted	$ 2.99	$ 4.12	$ 0.46[1]

(1) Anti-dilutive

(b) Consolidated Statement of Comprehensive Income

	2001	2000	1999
Net Income in Accordance with US Principles	$ 365	$ 522	$ 63
Other Comprehensive Income, net of tax:			
Translation Adjustment on Net Investment (iv)	44	30	(34)
Hedge of Net Investment (iv)	(47)	(30)	45
Comprehensive Income	$ 362	$ 522	$ 74

(c) Consolidated Balance Sheet

	2001		2000	
	Canadian Principles	US Principles	Canadian Principles	US Principles
Assets				
Accounts Receivable	$ 609	$ 616	$ 1,080	$ 1,080
Property, Plant and Equipment, Net	$ 4,170	$ 4,424	$ 3,540	$ 3,840
Deferred Charges and Other Assets	$ 28	$ 51	$ 28	$ 51
Liabilities and Shareholders' Equity				
Accounts Payable and Accrued Liabilities	$ 773	$ 780	$ 1,190	$ 1,190
Long-Term Debt	$ 1,484	$ 2,242	$ 1,523	$ 2,238
Future Income Tax Liabilities	$ 869	$ 878	$ 1,072	$ 1,090
Preferred Securities	$ 724	$ -	$ 724	$ -
Retained Earnings	$ 697	$ 965	$ 323	$ 637
Cumulative Foreign Currency Translation Adjustment	$ 94	$ -	$ 63	$ -
Accumulated Other Comprehensive Income	$ -	$ 60	$ -	$ 63

(d) Consolidated Statement of Cash Flows

In accordance with US principles, dividends on preferred securities in the amount of $70 million (2000 - $68 million; 1999 - $65 million) that are included in financing activities would be reported in operating activities.

In accordance with US principles, geological and geophysical costs in the amount of $79 million (2000 - $74 million; 1999 - $37 million) that are included in investing activities would be reported in operating activities.

Notes:

i. In accordance with US principles, the preferred securities are classified as long-term debt rather than shareholders' equity. Accordingly, the pre-tax dividends are included in interest expense and the related income tax is included in the provision for income taxes in the Consolidated Statement of Income. The related pre-tax issue costs are included in deferred charges and other assets and the foreign currency translation gains or losses are included in other comprehensive income in the Consolidated Balance Sheet. The pre-tax dividends are included in operating activities in the Consolidated Statement of Cash Flows.

ii. In accordance with US principles, the liability method of accounting for income taxes was adopted in 1993 rather than January 1, 2000, as described in Note 12. Under US principles, the adjustment on initial adoption was included in property, plant and equipment rather than retained earnings. This results in increased depreciation expense under US principles.

iii. In accordance with US principles, shipping costs are classified as an operating expense on the income statement rather than as a deduction from revenue. For 2001, 2000 and 1999, shipping costs related to Nexen's oil and gas operations are $30 million, $27 million and $26 million, respectively.

iv. In accordance with US principles, exchange gains and losses arising from the translation of the Company's net investment in self-sustaining foreign operations and long-term monetary liabilities are included in comprehensive income which is added, net of tax, to net income in determining total comprehensive income. Additionally, translation on the Company's US dollar long term debt is included in comprehensive income as it has been designated as a hedge of the Company's foreign net investment. Cumulative amounts are included in accumulated other comprehensive income in the Consolidated Balance Sheet. In accordance with Canadian principles, such amounts are included in the cumulative foreign currency translation adjustment in shareholders' equity in the Consolidated Balance Sheet.

v. On January 1, 2001, Nexen adopted Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as modified by Statement No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (FAS 133). FAS 133 requires the Company to recognize all derivative instruments on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. For cash flow hedges, changes in the fair value of derivatives that are designated as hedges are recognized in earnings in the same period as the hedged item. Any fair value change in a derivative before that period is recognized on the balance sheet and in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value. Any changes in the fair value are reflected net in earnings. Included in both accounts receivable and accounts payable are $7 million related to fair value hedges. The hedges convert fixed prices for physical delivery of natural gas into a floating price through a fixed to floating swap. The impact on earnings is immaterial.

(e) Additional Disclosure

The Company provides stock-based compensation in the form of stock options to directors, officers and employees. At the time of grant, the exercise price is equal to the market price and, accordingly, no compensation expense is recognized under the Company's accounting policies. Under US principles, a compensation cost is measured at the grant date in accordance with a fair value based method utilizing an option-pricing model. Companies electing not to recognize the compensation cost determined under the fair value based method must make pro forma disclosures of net income and net income per share as if that method of accounting had been applied. The following table provides pro forma measures of net income and net income per common share had Nexen applied the fair value based method in accordance with US principles:

	2001	2000	1999
Net Income			
As Reported	$ 365	$ 522	$ 63
Pro Forma	$ 340	$ 508	$ 53
Earnings Per Common Share			
Basic as Reported	$ 3.03	$ 4.17	$0.46
Pro Forma	$ 2.81	$ 4.07	$0.38
Diluted as Reported	$ 2.99	$ 4.12	$0.46(1)
Pro Forma	$ 2.79	$ 4.01	$0.38(1)

(1) Anit-dilutive

Stock options granted in 2001 had an estimated weighted-average fair value of $12.24 per option (2000 - $13.06 per option; 1999 - $9.12 per option). Each option permits the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using the following weighted average assumptions:

	2001	2000	1999
Risk-Free Interest Rate (per cent)	5.1	5.8	6.6
Estimated Hold Period Prior To Exercise (years)	5	5	5
Volatility in the Price of the Company's Common Shares (per cent)	40	34	28

(f) Recent Developments in US Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations" (FAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. FAS 142 requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead tested for impairment at least annually. FAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the amortization and non-amortization provisions of the Statement. The adoption of FAS 141 has no impact on the Company's financial statements. Nexen will adopt FAS 142 on January 1, 2002. Unamortized goodwill at the date of adoption is $36 million, and amortization expense related to goodwill was $6 million in 2001 (2000-$5 million; 1999-$5 million).

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 requires liability recognition for retirement obligations associated with tangible long-lived assets. The obligations included within the scope of Statement 143 are those for which a company faces a legal obligation for settlement. The initial measurement of the asset retirement obligation is to be at fair value. The asset retirement cost equal to the fair value of the retirement obligation is to be capitalized as part of the cost of the related long-lived asset and amortized to expense over the useful life of the asset. FAS 143 is effective for all fiscal years beginning after June 15, 2002. The new standard will have an impact on the Company's balance sheet but a minimal impact on earnings. The total impact on the Company's financial statements has not yet been determined.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144) which supersedes both FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30). FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. FAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of FAS 144 on January 1, 2002 will not have a material impact on the Company's financial position or results of operations.

SUPPLEMENTARY FINANCIAL INFORMATION (Unaudited)

Quarterly Financial Data in Accordance with Canadian and US GAAP

Summarized quarterly financial data for 2001 and 2000 is as follows:
(millions except per share data)

	Quarter Ended							
	March 31		June 30		September 30		December 31	
	2001	2000	2001	2000	2001	2000	2001	2000
Net Sales	$ 721	$ 581	$ 684	$ 630	$ 658	$ 720	$ 498	$ 743
Operating Profit (Loss)								
Oil and Gas (1)	$ 304	$ 226	$ 278	$ 248	$ 152	$ 303	$ 28	$ 268
Syncrude Joint Venture (2)	26	15	23	24	23	27	26	23
Chemicals	6	16	13	13	17	14	11	(4)
	336	257	314	285	192	344	65	287
Interest and Other Corporate Items (3)	45	35	40	37	33	40	35	52
Income Tax Expense (4)	116	85	114	102	74	132	-	88
Net Income in Accordance with Canadian GAAP	175	137	160	146	85	172	30	147
US GAAP Adjustment	(22)	(22)	(21)	(21)	(21)	(22)	(21)	(15)
Net Income in Accordance with US GAAP	$ 153	$ 115	$ 139	$ 125	$ 64	$ 150	$ 9	$ 132
Per Common Share:								
Net Income (Canadian GAAP)	$ 1.38	$ 0.92	$ 1.25	$ 1.12	$ 0.62	$ 1.36	$ 0.16	$ 1.15
Net Income (US GAAP)	$ 1.27	$ 0.83	$ 1.15	$ 1.02	$ 0.53	$ 1.26	$ 0.08	$ 1.09
Dividends Declared (5)	$ 0.075	$ 0.075	$ 0.075	$ 0.075	$ 0.075	$ 0.075	$ 0.075	$ 0.075
Common Share Prices:								
The Toronto Stock Exchange								
High	$ 39.90	$ 34.50	$ 40.65	$ 44.65	$ 41.50	$ 45.20	$ 35.21	$ 41.90
Low	$ 31.00	$ 26.40	$ 32.40	$ 32.00	$ 28.10	$ 35.75	$ 29.51	$ 33.30
New York and American Stock Exchanges (6)								
High (US$)	$ 25.77	$ 23.69	$ 26.61	$ 30.00	$ 26.12	$ 29.88	$ 22.39	$ 27.56
Low (US$)	$ 20.69	$ 18.19	$ 20.60	$ 22.00	$ 17.95	$ 24.56	$ 18.73	$ 23.06

Notes:

(1) A gain of $18 million was recorded on the disposition of the Company's oil and gas properties in Ecuador during the second quarter of 2000. A gain of $22 million was recorded on the disposition of Canadian assets during the third quarter of 2000.

(2) Plant turnarounds occurred in the first and fourth quarters in 2000.

(3) The fourth quarter of 2000 includes non-recurring charges of $16 million related to name change, lease termination and system conversion costs.

(4) The fourth quarter of 2001 includes a statutory tax rate adjustment for provincial rate reductions in Canada.

(5) In February 2002, the Board of Directors declared a regular quarterly dividend of $0.075 per common share, payable April 1, 2002, to shareholders of record on March 8, 2002.

(6) Effective November 14, 2000, the Company's common shares commenced trading on the New York Stock Exchange and ceased trading on the American Stock Exchange.

(7) At December 31, 2001, there were 1,375 registered holders of common shares and 121,202,444 common shares outstanding.

Oil and Gas Producing Activities

The following oil and gas information is provided in accordance with the United States Financial Accounting Standards Board Statement No. 69 "Disclosures about Oil and Gas Producing Activities".

A. Reserve Quantity Information (FAS 69 Reserves – Constant Price, Net)

Conventional crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data, which has demonstrated with reasonable certainty that they are recoverable from known oil and gas fields under economic and operating conditions at December 31 of each year. The calculation of reserves for synthetic crude oil for the Syncrude Joint Venture is based on Nexen's participating interest.

Reserves set forth are Nexen's net reserves and are derived from estimates prepared or audited by independent engineers. Oil reserves are in millions of barrels and natural gas reserves in billions of cubic feet.

	Total			Yemen(1)	Canada		United States		Australia	Other Countries (2)
	Oil	Gas	Synthetic Crude Oil	Oil	Oil	Gas	Oil	Gas	Oil	Oil
Proved Developed and Undeveloped Reserves:										
December 31, 1998	294	638	170	113	144	470	18	168	5	14
Revisions of Previous Estimates	6	37	24	(2)	4	27	2	10	3	(1)
Purchases of Reserves in Place	3	2	-	-	2	-	1	2	-	-
Sales of Reserves in Place	(2)	(59)	-	-	(2)	(59)	-	-	-	-
Extensions and Discoveries	29	81	-	12	16	67	1	14	-	-
Production	(39)	(85)	(6)	(19)	(14)	(50)	(3)	(35)	-	(3)
December 31, 1999	291	614	188	104	150	455	19	159	8	10
Revisions of Previous Estimates	26	39	-	20	6	18	1	21	(1)	-
Purchases of Reserves in Place	7	3	-	-	5	-	-	3	2	-
Sales of Reserves In Place	(5)	(1)	-	-	(1)	(1)	-	-	-	(4)
Extensions and Discoveries	26	101	19	2	22	86	2	15	-	-
Production	(45)	(83)	(4)	(19)	(16)	(49)	(4)	(34)	(4)	(2)
December 31, 2000	300	673	203	107	166	509	18	164	5	4
Revisions of Previous Estimates	1	-	-	7	(14)	(1)	2	1	1	5
Purchases of Reserves in Place	2	64	-	-	2	3	-	61	-	-
Sales of Reserves in Place	-	(2)	-	-	-	(2)	-	-	-	-
Extensions and Discoveries	53	146	34	17	21	91	11	55	-	4
Production	(47)	(90)	(6)	(20)	(18)	(54)	(3)	(36)	(4)	(2)
December 31, 2001	309	791	231	111	157	546	28	245	2	11
Proved Developed Reserves:										
December 31, 1999	227	535	171	75	117	395	17	140	8	10
December 31, 2000	223	613	183	77	120	463	17	150	5	4
December 31, 2001	223	676	212	70	126	505	18	171	2	7

Notes:

(1) Under the terms of the Masila production sharing contract, production is divided into cost recovery oil and profit oil. Cost recovery oil provides for the recovery of all costs funded by Nexen and its partners (the "Partners"). Remaining production is profit oil which is shared between the Partners and the Government of Yemen based on production rates, with the Partners' share ranging from 20% to 33%.

In response to recently published guidance from the United States Securities and Exchange Commission regarding the reporting of reserves under production sharing contracts, Nexen has changed its method of reporting reserve quantities in this table. Nexen now reports reserves based on its share of future cost recovery and profit oil. Reported quantities include reserves relating to income taxes payable in Yemen. Under this methodology, reported reserves will increase as oil prices decrease (and vice-versa) since the barrels necessary to achieve cost recovery fluctuate with prevailing oil prices. Previously, Nexen reported its 52% working interest in the gross reserves.

This change in reporting has no impact on the gross reserves for the Masila Project, net asset value, discounted future net cash flows, or past or future financial results.

(2) Represents reserves in Nigeria, Ecuador and Colombia.

B. Capitalized Costs (millions)

	Proved Properties	Unproved Properties	Accumulated Depreciation, Depletion and Amortization	Capitalized Costs
December 31, 2001				
Yemen	$1,808	$ 31	$ 1,491	$ 348
Canada	2,750	117	913	1,954
United States	1,522	114	848	788
Australia	167	-	144	23
Other Countries	267	4	166	105
Syncrude Joint Venture (Synthetic Crude Oil)	487	-	127	360
Total	$ 7,001	$ 266	$ 3,689	$ 3,578
December 31, 2000				
Yemen	$ 1,544	$ 11	$ 1,314	$ 241
Canada	2,344	153	729	1,768
United States	1,154	88	723	519
Australia	151	-	90	61
Other Countries	184	61	126	119
Syncrude Joint Venture (Synthetic Crude Oil)	429	-	118	311
Total	$ 5,806	$ 313	$ 3,100	$ 3,019
December 31,1999				
Yemen	$ 1,392	$ 13	$ 1,177	$ 228
Canada	2,026	168	552	1,642
United States	976	86	597	465
Australia	112	7	-	119
Other Countries	208	53	110	151
Syncrude Joint Venture (Synthetic Crude Oil)	364	46	125	285
Total	$ 5,078	$ 373	$ 2,561	$ 2,890

C. Costs Incurred (millions)

	Total		Oil and Gas				
	Oil and Gas	Syncrude Joint Venture	Yemen	Canada	United States	Australia	Other Countries
Year Ended December 31, 2001							
Property Acquisition Costs							
Proved	$ 122	$ -	$ -	$ 7	$ 115	$ -	$ -
Unproved	37	-	19	-	18	-	-
Exploration Costs	374	-	25	84	179	12	74
Development Costs	691	60	185	367	120	(4)	23
	$ 1,224	$ 60	$ 229	$ 458	$ 432	$ 8	$ 97
Year Ended December 31, 2000							
Property Acquisition Costs							
Proved	$ 35	$ -	$ -	$ 28	$ 4	$ 3	$ -
Unproved	39	-	-	-	31	-	8
Exploration Costs	261	-	15	65	112	19	50
Development Costs	485	37	98	297	81	-	9
	$ 820	$ 37	$ 113	$ 390	$ 228	$ 22	$ 67
Year Ended December 31, 1999							
Property Acquisition Costs							
Proved	$ 8	$ -	$ -	$ 2	$ 6	$ -	$ -
Unproved	6	-	-	2	4	-	-
Exploration Costs	140	-	6	30	33	19	52
Development Costs	370	54	68	136	51	96	19
	$ 524	$ 54	$ 74	$ 170	$ 94	$ 115	$ 71

D. Results of Operations for Producing Activities (millions)

	Total		Oil and Gas				
	Oil and Gas	Syncrude Joint Venture	Yemen	Canada	United States	Australia	Other Countries
Year Ended December 31, 2001							
Net Sales	$ 1,918	$ 225	$ 711	$ 647	$ 358	$ 141	$ 61
Production Costs	363	114	71	155	66	52	19
Exploration Expense	265	-	25	44	101	13	82
Depreciation, Depletion, and Amortization	550	12	111	227	116	65	31
Other Expenses (Income)	37	1	3	15	6	(2)	15
	703	98	501	206	69	13	(86)
Income Tax Provision (Recovery)	283	32	185	90	27	5	(24)
Results of Operations	$ 420	$ 66	$ 316	$ 116	$ 42	$ 8	$ (62)
Year Ended December 31, 2000							
Net Sales	$ 2,077	$ 199	$ 752	$ 698	$ 382	$ 167	$ 78
Production Costs	297	98	58	135	55	27	22
Exploration Expense	173	-	14	40	60	23	36
Depreciation, Depletion and Amortization	588	12	90	233	139	86	40
Other Expenses (Income)	(3)	-	(3)	(4)	5	1	(2)
	1,022	89	593	294	123	30	(18)
Income Tax Provision (Recovery)	404	29	219	129	50	11	(5)
Results of Operations	$ 618	$ 60	$ 374	$ 165	$ 73	$ 19	$ (13)
Year Ended December 31,1999							
Net Sales	$ 1,157	$ 162	$ 499	$ 385	$ 203	$ -	$ 70
Production Costs	240	74	52	113	51	-	24
Exploration Expense	136	-	11	23	31	15	56
Depreciation, Depletion and Amortization	472	12	96	212	120	-	44
Other Expenses (Income)	10	2	1	(7)	3	-	13
	299	74	339	44	(2)	(15)	(67)
Income Tax Provision (Recovery)	191	25	129	85	-	(5)	(18)
Results of Operations	$ 108	$ 49	$ 210	$ (41)	$ (2)	$ (10)	$ (49)

E. Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

For purposes of the following disclosures, estimates were made of quantities of proved reserves and the periods during which they are expected to be produced. Future cash flows were computed by applying year-end prices to Nexen's share of estimated annual future production from proved conventional oil and gas reserves (excluding synthetic crude oil), net of royalties. Future development and production costs were computed by estimating costs, based on year-end prices, to be incurred in producing and further developing the proved reserves. Future income taxes were computed by applying, generally, year-end statutory tax rates, after application of existing deductions carried forward, tax credits and allowances, to the estimated pre-tax future net cash flows. The discount was computed by application of a 10 per cent discount factor. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proven to be the case in the past. Other assumptions of equal validity could give rise to substantially different results.

Management believes that this information does not in any way reflect the current economic value of the oil and gas producing properties or the present value of estimated future cash flows since no economic value is attributed to probable and possible reserves, the use of a 10 per cent discount rate is arbitrary, and prices change constantly from year-end levels.

	Total	Yemen	Canada	United States	Australia	Other Countries
			(millions)			
December 31, 2001						
Future Cash Inflows	$ 10,337	$ 3,068	$ 5,034	$ 1,880	$ 64	$ 291
Future Production and Development Costs.	4,123	880	1,943	1,000	64	236
Future Income Tax	1,520	661	751	96	-	12
Future Net Cash Flows	4,694	1,527	2,340	784	-	43
10% Discount Factor	1,607	385	1,004	202	-	16
Standardized Measure	$ 3,087	$ 1,142	$ 1,336	$ 582	$ -	$ 27
December 31, 2000						
Future Cash Inflows	$ 15,173	$ 3,552	$ 8,113	$ 3,166	$ 220	$ 122
Future Production and Development Costs.	3,574	741	2,103	550	112	68
Future Income Tax	3,783	897	2,093	760	18	15
Future Net Cash Flows	7,816	1,914	3,917	1,856	90	39
10% Discount Factor	2,825	507	1,835	474	4	5
Standardized Measure	$ 4,991	$ 1,407	$ 2,082	$ 1,382	$ 86	$ 34
December 31, 1999						
Future Cash Inflows	$ 11,026	$ 3,512	$ 5,686	$ 1,234	$ 289	$ 305
Future Production and Development Costs.	2,956	580	1,769	445	65	97
Future Income Tax	2,441	954	1,319	123	14	31
Future Net Cash Flows	5,629	1,978	2,598	666	210	177
10% Discount Factor	1,828	543	1,090	148	12	35
Standardized Measure	$ 3,801	$ 1,435	$ 1,508	$ 518	$ 198	$ 142

Changes in the Standardized Measure of Discounted Future Net Cash Flows

The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	2001	2000	1999
		(millions)	
Beginning of Year	$ 4,991	$ 3,801	$ 1,641
Sales and Transfers of Oil and Gas Produced, Net of Production Costs	(2,012)	(1,425)	(607)
Changes in Estimated Future Development Costs	(382)	(141)	(180)
Net Changes in Prices and Production Costs Related to Future Production	(2,871)	1,255	2,122
Extensions, Discoveries and Improved Recovery, Less Related Costs	691	536	708
Development Costs Incurred during the Period which Reduced Future Development Costs	443	482	375
Revisions of Previous Quantity Estimates	(33)	670	673
Accretion of Discount	736	534	209
Purchases of Reserves in Place	161	119	42
Sales of Reserves in Place	(1)	(47)	(53)
Net Change in Income Taxes	1,364	(793)	(1,129)
End of Year	$ 3,087	$ 4,991	$ 3,801

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS OF THE REGISTRANT

The Articles of the Company provide that there shall not be fewer than three nor more than 15 directors. The Directors, as provided in the Company's By-Laws, have determined that, effective September 1, 2001, there shall be ten directors until changed.

All of the directors were elected at the last annual general meeting with the exception of S. Barry Jackson, who was appointed to the Board of Directors on September 1, 2001. All of the directors are management nominees for election to the Board of Directors for 2002. The By-Laws provide that directors shall be elected annually and shall hold office until their successors have been duly elected at the next annual general meeting of the shareholders. The table indicates the principal occupation or employment of the directors during the past five years, and major positions and offices with the Company or its affiliates and any other directorships held by them in public companies at January 31, 2002.

Name and Age	Principal Occupation and Other Directorships	Positions and Offices with the Company	Director Since
Charles W. Fischer (52)	President and Chief Executive Officer of the Company. Formerly Executive Vice President and Chief Operating Officer and, prior to that, Senior Vice President, Exploration and Production, North America.	President and Chief Executive Officer.	2000
Dennis G. Flanagan (62)	Retired Oil Executive and Corporate Director. Formerly Executive Chairman of ELAN Energy Inc. Director of NAL Royalty Trust and Maverick Tube Inc.	Chairman of the Reserves Review Committee and Member of the Audit and Conduct Review, Finance and Corporate Governance and Nominating Committees.	2000
David A. Hentschel (68)	Retired Chairman and Chief Executive Officer of Occidental Oil and Gas Corporation and former President and Chief Executive Officer of the Corporation.	Chairman of the Audit and Conduct Review Committee and Member of the Human Resources, Reserves Review and Safety, Environment and Social Responsibility Committees.	1985

Name and Age	Principal Occupation and Other Directorships	Positions and Offices with the Company	Director Since
S. Barry Jackson (49)	Retired Oil Executive and Corporate Director. Formerly President and CEO of Crestar Energy Inc. Director of Westcoast Energy Inc.	Member of the Audit and Conduct Review, Human Resources, Reserves Review and Safety, Environment and Social Responsibility Committees.	2001
Kevin J. Jenkins (45)	President and Chief Executive Officer and a Director of The Westaim Corporation. Formerly President and Chief Executive Officer and a Director of Canadian Airlines Corporation.	Chairman of the Finance Committee and Member of the Corporate Governance and Nominating, Human Resources and Safety, Environment and Social Responsibility Committees.	1996
Francis M. Saville, Q.C. (63)	Vice Chairman and Senior Partner of Fraser Milner Casgrain LLP, Barristers and Solicitors. Director of Mullen Transportation Inc.	Chairman of the Corporate Governance and Nominating Committee and Member of the Finance, Reserves Review and Safety, Environment and Social Responsibility Committees.	1994
Richard M. Thomson (68)	Retired Chairman and Chief Executive Officer of the Toronto-Dominion Bank. Director of the Toronto-Dominion Bank, Prudential Financial Inc., INCO Limited, The Thomson Corporation,TrizecHahn Corporation, Canada Pension Plan Investment Board, Ontario Power Generation Inc., S.C. Johnson & Son Inc. and Stuart Energy Systems Inc.	Chairman of the Board and Member of the Audit and Conduct Review, Corporate Governance and Nominating, Finance and Human Resources Committees.	1997
John M. Willson (62)	Former Chairman of the World Gold Council. Retired President and Chief Executive Officer of Placer Dome Inc. Formerly President and Chief Executive Officer of Pegasus Gold Inc. Director of Finning International Inc.	Chairman of the Human Resources Committee and Member of the Finance, Reserves Review and Safety, Environment and Social Responsibility Committees.	1996
Gordon R. Wittman (71)	Retired President, Chief Operating Officer and a Director of Dupont Canada Inc.	Chairman of the Safety, Environment and Social Responsibility Committee and Member of the Audit and Conduct Review, Corporate Governance and Nominating and Human Resources Committees.	1994

Name and Age	Principal Occupation and Other Directorships	Positions and Offices with the Company	Director Since
Victor J. Zaleschuk (58)	Retired President and Chief Executive Officer of the Company. Formerly Senior Vice President, Finance and Chief Financial Officer of the Company. Director of Cameco Corporation.	Member of the Audit and Conduct Review, Corporate Governance and Nominating, Finance and Reserves Review Committees.	1997

Committees of the Board

The **Audit and Conduct Review Committee** assists the Board on its oversight responsibilities for the annual and interim financial statements to be provided to shareholders and regulatory bodies; the system of internal controls that management has established; and the internal and external audit process. The Committee also provides an avenue for communication with internal audit, the independent auditors, financial and senior management and the Board. The Committee has a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditors is to the shareholders, through the Board and the Committee. The Committee makes regular reports to the Board concerning its activities. The Committee is composed of D.A. Hentschel, Chairman, D.G. Flanagan, S.B. Jackson, R.M. Thomson, G.R. Wittman and V.J. Zaleschuk. The Committee held five meetings in 2001.

The **Corporate Governance and Nominating Committee** develops and implements a system for the corporate governance of the Company. The Committee reviews and recommends changes to the corporate governance system; assesses and makes recommendations as to the size, composition, operation and effectiveness of the Board and the number, composition, mandate and effectiveness of Board Committees. The Committee also establishes a procedure to review the performance and contribution of individual directors; identifies, assesses and makes recommendations as to candidates for election to the Board and Board Committees; develops and implements an orientation program for new directors; and authorizes individual directors to engage outside advisors. The Committee is composed of F.M. Saville, Q.C., Chairman, D.G. Flanagan, K.J. Jenkins, R.M. Thomson, G.R. Wittman and V.J. Zaleschuk. The Committee held five meetings in 2001.

The **Finance Committee** advises the Board on financial matters and has such further duties and responsibilities as are delegated to it from time to time by the Board. The Committee is composed of K.J. Jenkins, Chairman, D.G. Flanagan, F.M. Saville, Q.C., R.M. Thomson, J.M. Willson and V.J. Zaleschuk. The Committee held five meetings in 2001.

The **Human Resources Committee** (previously named the Compensation Committee) makes recommendations as to the salaries, bonuses and other compensation to be paid to directors, officers and employees of the Company. The Committee is composed of J.M. Willson, Chairman, D.G. Flanagan, D.A. Hentschel, S.B. Jackson, K.J. Jenkins, R.M. Thomson and G.R. Wittman. The Committee held five meetings in 2001.

The **Reserves Review Committee** assesses and advises the Board of Directors with respect to the Company's internal procedures to evaluate and establish reported oil and gas reserves. The Committee also engages and receives the reports of independent evaluators. The Committee is composed of D.G. Flanagan, Chairman, D.A. Hentschel, S.B. Jackson, F.M. Saville, Q.C., J.M. Willson and V.J. Zaleschuk. The Committee held three meetings in 2001.

The **Safety, Environment and Social Responsibility Committee** (previously named the Environment, Health and Safety Committee) reviews the status of compliance with laws relating to the environment, health and safety. The Committee oversees and reviews the Company's handling of environment, health and safety concerns and matters related to social responsibility. The Committee is composed of G.R. Wittman, Chairman, D.A. Hentschel, S.B. Jackson, K.J. Jenkins, F.M. Saville, Q.C., and J.M. Willson. The Committee held three meetings in 2001.

During 2001, there were nine meetings and one resolution in writing of the Board of Directors.

Compensation of Directors

Effective January 1, 2000, all directors who are not employees of the Company are paid an annual retainer of $28,100 and a meeting fee of $1,800 for each Board meeting attended. The Chairman of the Board is paid an annual retainer of $108,000. All directors who are not employees of the Company are paid an annual retainer of $9,100 for service on each committee and a meeting fee of $1,800 for each committee meeting attended. An additional annual retainer of $5,300 is paid to the chairman of each committee.

In December 2001, all directors who were not employees of the Company were granted 6,500 stock options, with the exception of the Chairman of the Board, who was granted 9,800 stock options. The exercise price of the options was $31.17 and the options expire December 10, 2006.

Certain Business Relationships

Mr. Francis M. Saville, Q.C., a director, is a senior partner of Fraser Milner Casgrain LLP, Barristers and Solicitors, Calgary, Alberta. This law firm has rendered legal services to the Company during each of the last five years.

Mr. Richard M. Thomson, a director, is a director of the Toronto-Dominion Bank. This bank participates as agent and a lender in the Company's unsecured term credit facilities.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Positions with the Company	Age	Executive Officer Since
Charles W. Fischer	President and Chief Executive Officer and a Director	52	1994
Marvin F. Romanow	Executive Vice President and Chief Financial Officer	46	1997
Laurence Murphy	Senior Vice President, International Oil and Gas	51	1998
John B. McWilliams	Senior Vice President, General Counsel and Secretary	54	1987
Douglas B. Otten	Senior Vice President, United States Oil and Gas	59	1990
Thomas A. Sugalski	Senior Vice President, Chemicals	58	1988
Roger D. Thomas	Senior Vice President, Canadian Oil and Gas	49	1998
Nancy F. Foster	Vice President, Human Resources and Corporate Services	42	2000
Gary H. Nieuwenburg	Vice President, Corporate Planning and Business Development	43	2001
Kevin J. Reinhart	Treasurer	43	1994
Una M. Power	Controller and Director, Risk Management	37	1998

The term of office of each executive officer is determined by the Board of Directors.

Both John B. McWilliams and Thomas A. Sugalski have held the same executive positions with the Company for more than the past five years.

Mr. Fischer was appointed President and Chief Executive Officer effective June 1, 2001. Previously he was Executive Vice President and Chief Operating Officer and prior to that he was Senior Vice President, Exploration and Production, North America.

Mr. Romanow was appointed Executive Vice President and Chief Financial Officer effective June 1, 2001. Prior to that he was appointed Senior Vice President, Finance effective February 19, 1999 and Chief Financial Officer effective February 27, 1998. Previously he was Vice President, Finance. Prior to that he was Vice President, Production and Exploration of Wascana Energy Inc.

Mr. Murphy was appointed Senior Vice President, International Oil and Gas effective January 1, 1999. Previously he was Vice President, International and prior to that he was President and General Manager of Yemen Operations.

Mr. Otten was appointed Senior Vice President, United States Oil and Gas effective May 12, 1998. Previously he was a Senior Vice President of the Company. Prior to that he was President of Nexen Petroleum USA. Inc. (previously known as CXY Energy Inc.), a subsidiary, which position he continues to concurrently hold.

Mr. Thomas was appointed Senior Vice President, Canadian Oil and Gas effective February 19, 1999. Previously he was a Vice President of the Company, and continues to hold the position of President and Chief Executive Officer of Nexen Canada Ltd. to which he was appointed effective January 1, 1998. Prior to that he was Division Vice President, Corporate Planning. Prior to August 1996, he was Division Vice President, Oil and Gas Marketing.

Ms. Foster was appointed Vice President, Human Resources and Corporate Services effective July 11, 2000. Previously she was Vice President, Finance with the Company's Canadian Oil & Gas Division. Prior to that she was General Manager, Human Resources, and preceding that she was Corporate Manager.

Mr. Nieuwenburg was appointed Vice President, Corporate Planning and Business Development effective February 16, 2001. Previously he was Vice President, Exploration and Production with the Company's Canadian Oil and Gas Division. Prior to that he was Vice President, Exploration and Production Technology in the Canadian Oil and Gas Division. Preceding that, he was General Manager, Heavy Oil Business Unit of Nexen Canada Ltd.

Mr. Reinhart was appointed Treasurer effective October 20, 1998. Previously he was Controller.

Ms. Power was appointed Controller and Director, Risk Management effective December 1, 1998. Previously she was Manager, Investor Relations. Prior to that she was Manager, Financial Reporting.

ITEM 11. EXECUTIVE COMPENSATION

The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the other four most highly compensated executive officers and the former president and chief executive officer who retired in 2001. Specific aspects of this compensation are dealt with in further detail in the subsequent table.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation		
					Awards		
Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Other Annual Compensation ($)	Securities Underlying Options Granted (#)	Restricted Shares or Restricted Share Units ($)	All Other Compensation ($)
Charles W. Fischer President and Chief Executive Officer	2001 2000 1999	540,667 430,000 400,000	400,000 700,000[2] 50,000	- - -	105,000 70,000 70,000	- - -	32,440[3] 25,800[3] 24,000[3]
Marvin F. Romanow Executive Vice President and Chief Financial Officer	2001 2000 1999	376,333 322,500 288,750	225,000 570,000[2] 23,700	- - -	60,000 50,000 40,000	- - -	22,582[3] 19,350[3] 17,325[3]
Douglas B. Otten Senior Vice President United States Oil and Gas	2001 2000 1999	456,783 422,372 402,625	405,685 218,854 37,440	- - -	28,000 40,000 35,000	- - -	27,407[3]/79,874[4] 10,985[3]/56,648[4] 11,596[3]/52,969[4]
Thomas A. Sugalski Senior Vice President, Chemicals	2001 2000 1999	422,908 390,547 369,930	232,240 194,870 34,468	417,695[5] - -	25,000 35,000 30,000	- - -	25,374[3]/76,059[6] 15,290[3]/49,306[6] 14,263[3]/50,796[6]
Laurence Murphy Senior Vice President, International Oil and Gas	2001 2000 1999	329,250 311,250 300,000	180,000 162,000 27,337	- - -	28,000 40,000 35,000	- - -	19,758[3] 18,675[3] 18,000[3]
Victor J. Zaleschuk (7) Former President and Chief Executive Officer	2001 2000 1999	272,917 600,000 525,000	625,000 1,100,000[2] 100,000	- - -	 100,000 100,000	- - -	16,378[3] 36,012[3] 31,512[3]

Notes:

(1) Bonuses with respect to a year are determined based on performance in the year and are paid to the employee in the following year. Bonuses are paid pursuant to the Incentive Compensation Plan. The bonuses indicated were the payments made in the year shown.

(2) Includes a special bonus of $600,000 for Mr. Zaleschuk and $400,000 for each of Mr. Fischer and Mr. Romanow in recognition of the successful share repurchase transaction with Occidental Petroleum Corporation.

(3) Contributions to Employee Savings Plan.

(4) The Company contributed to a Qualified Defined Contribution Plan and a Restoration Plan with Nexen Petroleum USA. Inc. for Mr. Otten. Mr. Otten is not a member of the Nexen Inc. Pension Plan.

(5) Represents a special settlement payment with regard to termination from Occidental Petroleum Corporation Non-Qualified Executive Benefit Plans.

(6) The Company contributed to the Occidental Petroleum Corporation Senior Executive Supplemental Retirement Plan during 1999 and 2000 for Mr. Sugalski and to the Nexen Chemicals USA Inc. Restoration Plan in 2001. Mr. Sugalski is not a member of the Nexen Inc. Pension Plan.

(7) Mr. Zaleschuk was President and Chief Executive Officer of the Company for five months during 2001, until his retirement on June 1st.

Stock Options

Under the terms of our Stock Option Plan, the Board of Directors on the recommendation of the Human Resources Committee may grant stock options to directors, officers and employees of the Company. No consideration is received by the Company at the time of the granting of stock options. Under the Plan, the option exercise price is the market price of the common shares of the Company on the Toronto Stock Exchange for Canadian based employees or the New York Stock Exchange for US based employees, at the time of the grant of the option. Pursuant to the Stock Option Plan, the Board of Directors has the discretion to determine the term of each option, subject to a maximum of ten years, and the vesting schedule for each option. In respect to all options granted prior to December 31, 2000, each option granted has a term of ten years and each option grant vests as to 20% of the grant after six months, and then 20% on the anniversary of the grant in each of the next four years. In February 2001, the Human Resources Committee approved an amendment to the Stock Option Plan which states that each option granted has a term of five years and each option grant vests as to one third of the grant on the anniversary of the grant in each of the next three years. The Chief Executive Officer has the power to alter vesting and exercise periods under certain circumstances. Following occurrence of a change of control event (as defined in the Stock Option Plan), all issued but unvested options will generally become vested.

The following table sets out the options to purchase common shares of the Company granted to each of the named executive officers during the fiscal year ended December 31, 2001.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED YEAR

Name (a)	Securities Underlying Options Granted (#) (b)	% of Total Options/Stock Appreciation Rights Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
Charles W. Fischer	75,000	2.9	31.17	31.17	December 10, 2006
	30,000	1.2	33.75	33.75	May 1, 2006
Marvin F. Romanow	50,000	2.0	31.17	31.17	December 10, 2006
	10,000	0.4	33.75	33.75	May 1, 2006
Douglas B. Otten	28,000	1.1	31.17	31.17	December 10, 2006
Thomas A. Sugalski	25,000	1.0	31.17	31.17	December 10, 2006
Laurence Murphy	28,000	1.1	31.17	31.17	December 10, 2006

The following table shows the number of common shares acquired on exercise of options in 2001, the aggregate value realized on exercise of those options (calculated as market price at the time of exercise minus the exercise price), the number of unexercised options at year-end and the value of unexercised in-the-money options at year-end.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money-Options at Financial Year End ($) Exercisable/ Unexercisable (e)
Charles W. Fisher	-	-	254,400/193,000	1,854,912/261,780
Marvin F. Romanow	-	-	107,000/118,000	564,160/167,790
Douglas B. Otten	-	-	144,800/78,000	1,256,704/160,130
Thomas A. Sugalski	18,200	384,875	142,000/72,000	945,140/149,680
Laurence Murphy	800	21,500	98,000/78,000	531,910/160,130
Victor J. Zaleschuk	135,200	2,433,072	194,800/142,500	691,184/462,280

Defined Benefit or Actuarial Plans

All named executive officers (excluding Messrs. Sugalski and Otten) are members of the Company's defined benefit pension plan and of the executive benefit plan. Participants in the defined benefit pension plan must contribute three per cent of their regular gross earnings, to an allowable maximum, to the pension plan. Under the defined benefit plan, each retiring employee receives a benefit equal to 1.7 per cent of his or her average earnings for the 36 highest paid consecutive months during the 10 years preceding retirement, multiplied by the number of years of credited service. The pension plan is integrated with the Canada Pension Plan so as to provide a maximum offset of one-half of the benefit thereunder. Pension benefits earned after December 31, 1992 will be indexed at an amount equal to the greater of 75% of the increase in the Canadian Consumer Price Index less one per cent to a maximum of five per cent, and 25% of the increase in the Canadian Consumer Price Index. Benefits earned prior to January 1, 1993 will be indexed on an ad hoc basis. The executive benefit plan provides supplemental benefits to the extent that benefits under the pension plan are limited by statutory guidelines. The Company contributed $3.2 million to the defined benefit pension plan in 2001.

The following table shows the estimated annual pension that would be received by an executive officer who retired at December 31, 2001, at the normal retirement age, including the benefits from both the defined benefit pension plan and executive benefit plan, assuming that the amount shown in the remuneration table was equal to the executive's final average salary for purposes of the pension plan. The normal form of benefit paid from this plan is joint life and 66 2/3% to the surviving spouse.

Messrs. Fischer and Romanow and Murphy have 17.58, 14.50 and 15.67 years of credited service, respectively. Mr. Zaleschuk retired on June 1, 2001 and is receiving a pension from the defined benefit pension plan and the executive benefit plan. He continues to be a Director of the Company.

PENSION PLAN TABLE

Remuneration	Years of Service						
	5	10	15	20	25	30	35
$300,000	$24,836	$49,671	$74,507	$99,343	$124,179	$149,014	$173,850
$350,000	$29,086	$58,171	$87,257	$116,343	$145,429	$174,514	$203,600
$400,000	$33,336	$66,671	$100,007	$133,343	$166,679	$200,014	$233,350
$450,000	$37,586	$75,171	$112,757	$150,343	$187,929	$225,514	$263,100
$500,000	$41,836	$83,671	$125,507	$167,343	$209,179	$251,014	$292,850
$550,000	$46,086	$92,171	$138,257	$184,343	$230,429	$276,514	$322,600
$600,000	$50,336	$100,671	$151,007	$201,343	$251,679	$302,014	$352,350
$650,000	$54,586	$109,171	$163,757	$218,343	$272,929	$327,514	$382,100
$700,000	$58,836	$117,671	$176,507	$235,343	$294,179	$353,014	$411,850
$750,000	$63,086	$126,171	$189,257	$252,343	$315,429	$378,514	$441,600
$800,000	$67,336	$134,671	$202,007	$269,343	$336,679	$404,014	$471,350
$850,000	$71,586	$143,171	$214,757	$286,343	$357,929	$429,514	$501,100
$900,000	$75,836	$151,671	$227,507	$303,343	$379,179	$455,014	$530,850
$950,000	$80,086	$160,171	$240,257	$320,343	$400,429	$480,514	$560,600
$1,000,000	$84,336	$168,671	$253,007	$337,343	$421,679	$506,014	$590,350
$1,050,000	$88,586	$177,171	$265,757	$354,343	$442,929	$531,514	$620,100
$1,100,000	$92,836	$185,671	$278,507	$371,343	$464,179	$557,014	$649,850
$1,150,000	$97,086	$194,171	$291,257	$388,343	$485,429	$582,514	$679,600
$1,200,000	$101,336	$202,671	$304,007	$405,343	$506,679	$608,014	$709,350

In calculating an executive's average earnings for purposes of the plan, earnings include the executive's stated salary and the lesser of the eligible base cash incentive bonus or the actual bonus paid.

Employee Savings Plan

All regular employees are eligible to participate in an employee savings plan. Employees may contribute each month through payroll deductions any percentage of their regular earnings to purchase common shares of the Company and/or mutual fund units. The Company will match the employee contributions to a maximum of 6% of regular earnings and the extent of the matching is based on the investment option selected and the employee's length of participation in the plan. The full amount of the employer's contribution is invested in common shares and is fully vested immediately. Employee and employer contributions may be allocated to registered or non-registered accounts. The employer contributions made on behalf of the executive officers named are included in the Summary Compensation Table.

Change of Control Agreements

Effective October, 1999, as amended effective December, 2000 and amended and restated December, 2001, Nexen Inc. entered into change of control agreements with Messrs. Fischer, Romanow, Otten, Sugalski, Murphy and other key executives of the Company. These agreements recognize that the mentioned individuals are essential officers and employees of the Company, critical to its ongoing business. The agreements further recognize the need for retention, protection from employment interruption owing to a change in control and treatment of the executives in a manner that is fair, equitable and consistent with standards in the industry.

In the event of a change in control resulting in termination of employment, the mentioned individuals will be entitled to receive salary and benefits for a specified severance period following termination. For Messrs. Fischer and Romanow, the severance period is 36 months. For Messrs. Otten, Sugalski and Murphy, the severance period is 30 months. In addition, Messrs. Fischer and Romanow may terminate their employment on a voluntary basis following a change of control with severance periods of 36 and 30 months, respectively.

A "change of control" includes, for the purposes of these agreements, any acquisition of common shares or other securities carrying the right to cast more than 35% of the votes attaching to all common shares and in general any event, transaction or arrangement which results in any person or group of persons acting jointly or in concert exercising effective control of the Corporation.

Directors and Officers Liability Insurance

The Company maintains a directors' and officers' liability insurance policy for the benefit of its directors and officers. The policy provides coverage for costs incurred in defending and settling claims brought against its directors and officers to an annual limit of US $125 million with a US $1 million deductible per occurrence.

REPORT OF THE HUMAN RESOURCES COMMITTEE

The Committee administers the Company's Incentive Compensation Plan, Stock Option Plan and Pension Plan and reviews and approves executive management's recommendations of the annual salaries, bonuses and stock option grants. The Committee consists of outside directors who report to the Board of Directors which in turn gives final approval to compensation matters. David A. Hentschel, a member of the Human Resources Committee, was formerly President and Chief Executive Officer of the Company.

The Company retains the services of various independent compensation consulting firms to conduct surveys that have enabled the Company to compare its executive compensation practices to those of other companies. The Committee identifies as the Company's peer group for executive compensation purposes primarily major Canadian oil and gas and where relevant chemical companies.

Compensation for the President and CEO is determined on the basis of an assessment of competitive rates within the market based on a survey of CEO compensation in our market. The position has been compared among eight similar organizations within the Oil and Gas sector. Total cash compensation (base salary plus incentive bonus) is well within the range of the comparator group.

Annual salary increases as well as annual incentive bonus payments are based on the Chief Executive Officer's performance against key objectives as determined and measured by the Board of Directors. The following are among the key criteria used in the assessment of the performance of the CEO:

- Overall Corporate/Financial Performance
- Achievement of Strategic Objectives
- Progress on Long Term Objectives
- Team Building and Succession Planning
- Visionary Leadership.

Policies of the Committee

Under the direction of the Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs.

The Committee believes maximizing shareholder return should be the most important measure of success. At the operational level, this translates primarily into net income, cash flow and net asset value growth. At the corporate headquarters level, this results from successful implementation of necessary strategic change. To attain these goals, the Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Company. As appropriate, the Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The Company's executive compensation program has three components: salary, annual cash incentives and long-term incentives.

Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Company maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Company's lean organizational structure and growth in the international arena, the Committee's goal is to provide total cash compensation, for its top performing employees, that generally falls between the 50th and the 75th percentile in comparison with the Company's peers but which also recognizes the differentials from such peers.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board of Directors. The total amount of cash available for annual incentive awards is determined by the Committee by evaluating a combination of financial and non-financial criteria, including net income, operating cash flow and achievement of specific strategic goals outlined in a balanced scorecard. The use of net income and cash flow as primary indicators is consistent with the metrics commonly used in our industry. The qualitative assessment of the balanced scorecard performance indicators provides a comprehensive evaluation in addition to the primary metrics and accounts for one third of the overall performance assessment. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of overall Company, personal and business unit performance, along with market competitiveness.

The annual incentive plan will be subject to review in 2002 to ensure the plan continues to attract, motivate, reward and retain the high performers and high potentials needed to achieve the Corporation's business objectives, while reflecting long term fiscal responsibility to the Company's Shareholders.

Stock and Long-Term Incentives

The Board of Directors believes that every employee should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Company's shareholders. To this end, the Company's matching contributions to its employee savings plans are made in the Company's common shares. In addition, the Committee selects those directors, officers and employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plan and the Stock Appreciation Rights Plan.

A Stock Appreciation Rights Plan was introduced in 2001 providing participating directors, officers and employees a contractual right to the appreciation in the value of Company shares over time subject to a three year vesting period and a five year term. Typically granted to employees at or below mid-level department managers, these rights are also used to create a long-term incentive to increase shareholder value without the use of a stock option.

Under the Plans, directors, officers and employees who participate are eligible to receive stock options or stock appreciation rights that have been granted subject to a three-year vesting period, with a five-year term, to create a long-term incentive to increase shareholder value. Awards of stock options and stock appreciation rights are supplementary to the cash Incentive Bonus Plan and are intended to increase the pay-at-risk component for senior management.

In determining the pool of stock options available for distribution, careful consideration of market information on stock options and in-depth analysis of the impact of the program on shareholders was conducted. The focus in 2001 was increasingly on differentiating awards based on performance, potential and retention risk.

The Corporation maintains share ownership guidelines for executive officers as a way of aligning executive and shareholder interests. The Chief Executive Officer, Chief Financial Officer and other Officers are expected to own shares representing three, two and one times annual base salary, respectively.

Submitted on behalf of the Human Resources Committee:

Mr. John M. Willson, Chairman
Mr. David A. Hentschel
Mr. S. Barry Jackson
Mr. Kevin J. Jenkins
Mr. Richard M. Thomson
Mr. Gordon R. Wittman

Share Performance Table

The following table shows changes in the past five year period, ending December 31, 2001, in the value of $100 invested in the common shares of the Company, the TSE 300 Composite Index and the TSE Oil and Gas and TSE Oil and Gas Producers Sub-Indexes. The common shares of the Company are included in the TSE 300 Composite Index, the TSE Oil and Gas Sub-Index and the TSE Oil and Gas Producers Sub-Index.

	1996	1997	1998	1999	2000	2001
Nexen Inc.	100.00	148.12	73.75	133.87	175.19	148.50
TSE Oil and Gas Producers	100.00	89.54	62.31	76.34	111.82	115.61
TSE Oil and Gas	100.00	103.58	72.66	92.46	136.13	145.67
TSE 300 Composite Index	100.00	114.98	113.16	149.04	160.08	139.96

Assuming an investment of $100 and the reinvestment of dividends.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Change in Control

No person or group is known to beneficially own (as deemed by SEC Regulations) more than five per cent of the Company's voting securities except those listed in the table below. Based upon information known to the Company, the following table sets forth the beneficial ownership of each such person or group in the voting securities of the Company at December 31, 2001.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Per Cent of Class
Common Shares	Ontario Teachers' Pension Plan Board (1)	21,400,000	17.7
Common Shares	Jarislowsky Fraser Limited (2)	14,160,760	11.7
Common Shares	McLean Budden Ltd. (3)	10,821,916	8.9

Notes:
(1) The address of Ontario Teachers' Pension Plan Board is 5650 Yonge Street, Toronto, Ontario, M2M 4H5.
(2) The address of Jarislowsky Fraser Limited is 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec, H3A 2R7.
(3) The address of McLean Budden Ltd. is 145 King Street West, Suite 2525, Toronto, Ontario, M5H 1J8.
(4) Beneficial owners holding greater than 5% of the outstanding shares of the Company are derived from public sources. There may exist Beneficial owners who hold more than 5% of the Company's common shares who are not subject to 13-D and 13-G filing requirements.

Security Ownership of Management

The following table sets forth the beneficial ownership at January 31, 2002, of the Company's common shares (such shares being the only class of voting securities of the Company) by each of the Company's directors, certain of its executive officers, and by all of its directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Per Cent of Class
C.W. Fischer	18,605 (1)	*
D.G. Flanagan	3,001 (2)	*
D.A. Hentschel	5,546 (3)	*
S.B. Jackson	3,000	*
K.J. Jenkins	3,001 (4)	*
F.M. Saville, Q.C.	3,151 (5)	*
R.M. Thomson	13,001 (6)	*
J.M. Willson	3,001 (7)	*
G.R. Wittman	3,001 (8)	*
V.J. Zaleschuk	15,471 (9)	*
L. Murphy	20,969 (10)	*
D.B. Otten	26,544 (11)	*
M.F. Romanow	14,623 (12)	*
T.A. Sugalski	2,609 (13)	*
All directors and executive officers as a group (20 persons)	167,880 (14)	*

* less than 1%

Notes:

(1) Excludes 262,400 exercisable stock options.
(2) Excludes 6,000 exercisable stock options.
(3) Excludes 12,000 exercisable stock options.
(4) Excludes 12,000 exercisable stock options.
(5) Excludes 12,000 exercisable stock options.
(6) Excludes 18,000 exercisable stock options.
(7) Excludes 12,000 exercisable stock options.
(8) Excludes 12,000 exercisable stock options.
(9) Excludes 210,800 exercisable stock options.
(10) Excludes 103,000 exercisable stock options.
(11) Excludes 149,800 exercisable stock options.
(12) Excludes 112,000 exercisable stock options.
(13) Excludes 148,000 exercisable stock options.
(14) Excludes 1,386,500 exercisable stock options held by all directors and executive officers as a group.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

None

Certain Business Relationships

See Item 10 - Directors and Executive Officers of the Registrant.

Indebtedness of Management

None.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Financial Statements and Schedules

Reference is made to the Index to Financial Statements and Related Information under Item 8 of this report where these documents are listed.

Schedules and separate financial statements of subsidiaries are omitted for the reason that they are not required or are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

Exhibits

Exhibits filed as part of this report are listed below. Certain exhibits have been previously filed with the Commission and are incorporated herein by reference. Instruments defining the rights of holders of debt securities that do not exceed 10 per cent of the Company's consolidated assets have not been included. A copy of such instruments will be furnished to the Commission upon request.

3.2 By-Law No. 14 of the Registrant enacted February 19, 1980, being a by-law relating generally to the transaction of the business and affairs of the Registrant (filed as Exhibit 2 to Form 10-K for the year ended December 31, 1980, filed by the Registrant).

3.3 By-Law No. 15 of the Registrant enacted November 3, 1983, being a by-law empowering the Board of Directors to designate the Chief Executive Officer (filed as Exhibit 3.3 to Form 10-K for the year ended December 31, 1983, filed by the Registrant).

3.4 By-Law No. 16 of the Registrant enacted February 23, 1993, being a by-law empowering the Board to appoint the President and Chief Executive Officer to the Board of Directors (filed as Exhibit 3.4 to Form 10-K for the year ended December 31, 1993, filed by the Registrant).

3.5 Restated Certificate of Incorporation of the Registrant dated June 5, 1995, and Restated Articles of Incorporation (filed as Exhibit 3.5 to Form 10-K for the year ended December 31, 1995, filed by the Registrant).

3.6 Certificate of Amendment of the Articles of the Registrant dated May 9, 1996 (filed as Exhibit 3.6 to Form 10-K for the year ended December 31, 1996, filed by the Registrant).

3.7 Certificate of Amendment and Articles of Amendment of the Registrant dated November 2, 2000, with respect to the name change to Nexen Inc. (filed as Exhibit 3.7 to Form 10-K for the year ended December 31, 2000, filed by the Registrant).

4.23 Indenture dated October 30, 1998, between the Registrant and IBJ Schroder Bank & Trust Company pertaining to the issuance of US $259 million, 9.75 per cent junior subordinated debentures ("preferred securities") due October 30, 2047, (filed as Exhibit 4.23 to Form 10-Q for the quarterly period ended March 31, 1999, filed by the Registrant).

4.24 Prospectus dated October 27, 1998, pertaining to US $259 million, 9.75 per cent preferred securities due October 30, 2047, (filed as Exhibit 4.24 to Form 10-Q for the quarterly period ended March 31, 1999, filed by the Registrant).

4.25 Indenture dated February 9, 1999, between the Registrant and IBJ Whitehall Bank & Trust Company pertaining to the issuance of US $218 million, 9.375 per cent preferred securities due March 31, 2048, (filed as Exhibit 4.25 to Form 10-Q for the quarterly period ended March 31, 1999, filed by the Registrant).

4.26 Prospectus dated February 4, 1999, pertaining to US $218 million, 9.375 per cent preferred securities due March 31, 2048, (filed as Exhibit 4.26 to Form 10-Q for the quarterly period ended March 31, 1999, filed by the Registrant).

4.27 Shareholder Rights Plan Agreement and Associated Press Release (filed as Exhibit 4.27 to Form 10-Q for the quarterly period ended June 30, 1999, filed by the Registrant).

4.28 Shareholder Rights Plan Agreement dated August 6, 1999, between the Registrant and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A (filed as Exhibit 4.28 to Form 8-A dated August 16, 1999, filed by the Registrant).

4.29 Acquisition Agreement between the Registrant, Occidental Petroleum Corporation and Ontario Teachers' Pension Plan Board, dated March 1, 2000, (filed as Exhibit 4.29 to Form 10-K for the year ended December 31, 1999, filed by the Registrant).

4.32 Amended and Restated Loan Agreement of December 29, 1988, between the Registrant, the Toronto Dominion Bank, as Agent, and the Lenders, dated November 17, 2000, amending the amount of the facility to $400 million and providing for various conforming covenant amendments to the Loan Agreement dated April 14, 1997, (as restated) thereto (filed as Exhibit 4.32 to Form 10-K for the year ended December 31, 2000, filed by the Registrant).

4.33 Restated Loan Agreement of April 14, 1997, between the Registrant, Toronto Dominion Bank, as Agent, and the Lenders dated October 16, 2000, reducing the amount of the facility to $975 million and splitting the loan into 364 day (40%) and six year term (60%) portions, and other various amendments thereto (filed as Exhibit 4.33 to Form 10-K for the year ended December 31, 2000, filed by the Registrant).

4.34 Short Form Shelf Prospectus dated May 17, 2001, pertaining to $500 million debt securities.

4.35 Short Form Shelf Prospectus dated May 17, 2001, pertaining to US $500 million debt securities.

4.36 First Amending Agreement to the October 16, 2000 Restated Loan Agreement of April 14, 1997, between the Registrant, the Toronto Dominion Banks, as Agent, and the Lenders, dated July 31, 2001.

4.37 First Amending Agreement to the November 17, 2000 Amended and Restated Loan Agreement of December 29, 1988, between the Registrant, the Toronto Dominion Bank, as Agent, and the Lenders, dated August 1, 2001.

10.17 Indemnity Agreements between the Registrant and certain of its Directors and Officers (filed as Exhibit 10.17 to Form 10-K for the year ended December 31 1992, filed by the Registrant).

10.18 Indemnity Agreements between the Registrant and certain of its Directors and Officers (filed as Exhibit 10.18 to Form 10-K for the year ended December 31, 1993, filed by the Registrant).

10.30 Indemnity Agreements between the Registrant and certain of its Directors and Officers (filed as Exhibit 10.30 to Form 10-K for the year ended December 31, 1994, filed by the Registrant).

10.36 Secondment & Consulting Agreement effective November 1, 1998, between the Registrant and Wesley M. Densmore (filed as Exhibit 10.37 to Form 10-Q for the quarterly period ended September 30, 1999, filed by the Registrant).

10.40 Indemnity Agreements between the Registrant and certain of its Directors and Officers.

10.41 Amended and Restated Change of Control Agreements with Executive Officers dated during December, 2001.

11.1 Statement regarding the Computation of Per Share Earnings for the three years ended December 31, 2001.

21 Subsidiaries of the Registrant.

23 Consent of Independent Chartered Accountants.

Reports on Form 8-K

During the fourth quarter of 2001, Nexen did not file a Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 15, 2002.

NEXEN INC.

By: "Charles W. Fischer"
Charles W. Fischer
President, Chief Executive Officer
and Director (Principal Executive
Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 15, 2002.

"Dennis G. Flanagan"
Dennis G. Flanagan, Director

"Kevin J. Jenkins"
Kevin J. Jenkins, Director

"David A. Hentschel"
David A. Hentschel, Director

"S. Barry Jackson"
S. Barry Jackson, Director

"Francis M. Saville"
Francis M. Saville, Director

"Richard M. Thomson"
Richard M. Thomson, Director

"John M. Willson"
John M. Willson, Director

"Gordon R. Wittman"
Gordon R. Wittman, Director

"Victor J. Zaleschuk"
Victor J. Zaleschuk, Director

"Charles W. Fischer"
Charles W. Fischer
President, Chief Executive Officer
and Director (Principal Executive Officer)

"Marvin F. Romanow"
Marvin F. Romanow
Executive Vice-President, and Chief Financial
Officer (Principal Financial Officer)

"Una M. Power"
Una M. Power
Controller and Director, Risk Management
(Principal Accounting Officer)

"John B. McWilliams"
John B. McWilliams
Senior Vice-President, General Counsel
and Secretary

(THIS PAGE LEFT BLANK INTENTIONALLY)

HISTORICAL REVIEW (unaudited)

(amounts in millions except as noted)	2001	2000	1999	1998	1997
Highlights					
Net Sales	**$ 2,561**	$ 2,674	$ 1,611	$ 1,440	$ 1,681
Cash Flow from Operations	**$ 1,423**	$ 1,569	$ 780	$ 600	$ 865
Per Common Share (1)	**$ 11.20**	$ 12.01	$ 5.19	$ 4.34	$ 6.34
Net Income (Loss)	**$ 450**	$ 602	$ 100	$ (110)	$ 139
Per Common Share (1)	**$ 3.40**	$ 4.52	$ 0.46	$ (0.83)	$ 1.02
Capital Expenditures	**$ 1,404**	$ 915	$ 612	$ 950	$ 905
Acquisitions	**$ –**	$ 39	$ 91	$ –	$ 1,680
Dispositions	**$ 5**	$ 42	$ 85	$ 533	$ 471
Operations					
Production (2)					
Crude Oil and NGLs (mbbls/d)	**219**	210	193	196	187
Natural Gas (mmcf/d)	**295**	274	278	420	388
Total (mboe/d) (3)	**268**	256	239	266	251
Proved Reserves (2)					
Crude Oil and NGLs (mmbbls)	**692**	679	655	605	543
Natural Gas (bcf)	**943**	805	726	755	1,034
Total (mmboe) (3)	**849**	813	776	731	715
F&D Costs – Annual ($ per boe)	**$ 9.47**	$ 6.31	$ 4.00	$ 5.05	$ 6.62
F&D Costs – 3-Year Average ($ per boe)	**$ 6.44**	$ 5.09	$ 5.17	$ 6.20	$ 6.70
Reserve Replacement Costs ($ per boe)	**$ 9.50**	$ 6.04	$ 3.73	$ 3.39	$ 6.13
Reserve Replacement (%)	**137**	140	151	116	382
Financial Position					
Working Capital	**$ 24**	$ 179	$ –	$ (315)	$ 24
Property, Plant and Equipment, Net	**$ 4,170**	$ 3,540	$ 3,375	$ 3,420	$ 3,771
Total Assets	**$ 5,325**	$ 5,551	$ 4,105	$ 4,226	$ 4,547
Net Debt (4)	**$ 1,460**	$ 1,344	$ 1,308	$ 1,693	$ 2,143
Long-Term Debt	**$ 1,484**	$ 1,523	$ 1,308	$ 1,378	$ 2,167
Shareholders' Equity	**$ 1,904**	$ 1,460	$ 1,798	$ 1,459	$ 1,250
Shares and Dividends					
Common Shares Outstanding (millions)	**121.2**	119.9	138.1	137.4	136.6
Number of Common Shareholders	**1,375**	1,394	1,397	1,527	1,266
Closing Common Share Price (TSE)	**$ 31.08**	$ 37.00	$ 28.50	$ 15.90	$ 32.35
Dividends Declared per Common Share	**$ 0.30**	$ 0.30	$ 0.30	$ 0.30	$ 0.30

Notes:

(1) Per share data is reported after dividends on preferred securities.

(2) Production and reserves are Nexen's working interest share before royalties. Reserves are calculated using forecasted price assumptions.

(3) Natural gas is converted at 6 mcf per equivalent barrel of oil.

(4) Net Debt is defined as long-term debt less working capital.

HISTORICAL REVIEW (unaudited)

	2001	2000	1999	1998	1997
Cash Flow from Operations[1] (millions of dollars)					
Oil and Gas					
Yemen	**$ 636**	$ 697	$ 447	$ 350	$ 455
Canada	**477**	544	252	185	246
United States	**285**	321	147	135	176
Australia	**88**	138	–	–	–
North Sea	**–**	–	–	54	56
Other Countries	**33**	40	34	(4)	–
Marketing	**71**	36	19	25	12
Syncrude Joint Venture	**110**	102	86	36	62
	1,700	1,878	985	781	1,007
Chemicals	**83**	80	49	79	87
	1,783	1,958	1,034	860	1,094
Interest and Other Corporate Items	**(144)**	(147)	(111)	(175)	(107)
Income Taxes	**(216)**	(242)	(143)	(85)	(122)
	$ 1,423	$ 1,569	$ 780	$ 600	$ 865
Oil and Gas Cash Netback[2] ($ per boe)					
Producing Assets					
Yemen	**$ 14.77**	$ 16.97	$ 11.41	$ 9.09	$ 12.59
Canada	**$ 15.47**	$ 19.05	$ 9.93	$ 5.67	$ 8.56
United States	**$ 26.56**	$ 29.73	$ 13.94	$ 11.70	$ 16.37
Australia	**$ 22.85**	$ 34.13	$ –	$ –	$ –
Syncrude Joint Venture	**$ 18.75**	$ 18.73	$ 15.05	$ 7.17	$ 11.75
Company-Wide Oil and Gas	**$ 15.05**	$ 17.82	$ 10.06	$ 7.50	$ 10.37

Notes:

(1) Defined as cash generated from operating activities before changes in non-cash working capital.

(2) Defined as average sales price less royalties and other and operating costs. Calculation details can be found in the Statistical Supplement on our web site. Please visit www.nexeninc.com under "Investor Relations".

HISTORICAL REVIEW (unaudited)

	2001	2000	1999	1998	1997
Production Before Royalties					
Crude Oil and NGLs (mbbls/d)					
Yemen	**118.3**	111.9	107.5	104.7	98.6
Canada	**58.0**	53.9	48.3	59.2	55.6
United States	**10.0**	11.1	10.3	12.1	12.7
Australia	**10.2**	12.0	0.1	–	–
Other Countries	**6.2**	6.4	10.6	4.4	4.6
Synthetic Crude Oil	**16.1**	14.7	16.1	15.2	15.0
	218.8	210.0	192.9	195.6	186.5
Natural Gas (mmcf/d)					
Canada	**174**	161	161	271	255
United States	**121**	113	117	115	95
North Sea	**–**	–	–	34	38
	295	274	278	420	388
Total Gross Production (mboe/d)	**268**	256	239	266	251
Production After Royalties					
Crude Oil and NGLs (mbbls/d)					
Yemen	**55.5**	50.7	51.9	64.6	53.2
Canada	**48.3**	44.0	39.1	47.8	52.7
United States	**8.3**	9.3	8.6	10.1	11.0
Australia	**9.6**	12.0	–	–	–
Other Countries	**5.3**	5.4	8.4	3.8	2.8
Synthetic Crude Oil	**15.5**	12.1	15.8	13.4	11.2
	142.5	133.5	123.8	139.7	130.9
Natural Gas (mmcf/d)					
Canada	**147**	135	137	231	232
United States	**99**	92	95	95	79
North Sea	**–**	–	–	34	38
	246	227	232	360	349
Total Net Production (mboe/d)	**184**	171	163	200	189
Chemicals Production (thousand short tons)					
Sodium Chlorate	**457**	462	404	399	383
Chlor-alkali	**383**	395	330	340	352
Average Sales Price					
Crude Oil and NGLs ($ per bbl)					
WTI (US $)	**$ 25.97**	$ 30.21	$ 19.24	$ 14.43	$ 20.61
Yemen	**35.05**	40.53	26.36	16.92	25.60
Canada	**24.86**	33.49	20.53	12.29	18.25
United States	**38.35**	44.18	26.51	19.03	27.32
Australia	**38.71**	41.05	–	–	–
Other Countries	**37.37**	40.12	23.30	15.23	16.10
Synthetic Crude Oil	**39.90**	44.84	28.12	20.77	28.19
Natural Gas ($ per mcf)					
Canada	**$ 5.02**	$ 4.38	$ 2.46	$ 1.94	$ 1.81
United States	**6.66**	6.90	3.45	3.25	3.73
North Sea	**–**	–	–	5.72	5.02

PROVED AND PROBABLE RESERVE RECONCILIATION (BEFORE ROYALTIES)[1][2]

	Total				Yemen	Canada		United States		Australia	Other Countries
(oil in millions of barrels, natural gas in billions of cubic feet)	mmboe	Oil	Gas	Synthetic Crude Oil	Oil	Oil	Gas	Oil	Gas	Oil	Oil
Proved Reserves											
December 31, 2000	813	437	805	242	205	201	605	21	200	5	5
Revisions of Previous Estimates	(4)	(5)	5	–	4	(16)	2	2	3	1	4
Purchases of Reserves in Place	16	3	78	–	–	2	4	1	74	–	–
Sales of Reserves in Place	(1)	–	(3)	–	–	–	(3)	–	–	–	–
Extensions and Discoveries	123	75	166	20	34	24	109	12	57	–	5
Production	(98)	(74)	(108)	(6)	(43)	(21)	(64)	(4)	(44)	(4)	(2)
December 31, 2001	**849**	**436**	**943**	**256**	**200**	**190**	**653**	**32**	**290**	**2**	**12**
Probable Reserves											
December 31, 2000	270	122	113	129	58	56	90	3	23	1	4
Revisions of Previous Estimates	(7)	(14)	(14)	9	(16)	(6)	(4)	(1)	(10)	8	1
Purchases of Reserves in Place	9	2	42	–	–	2	6	–	36	–	–
Sales of Reserves in Place	(1)	–	(6)	–	–	–	(6)	–	–	–	–
Extensions and Discoveries	75	69	40	–	20	18	–	9	40	–	22
Production	–	–	–	–	–	–	–	–	–	–	–
December 31, 2001	**346**	**179**	**175**	**138**	**62**	**70**	**86**	**11**	**89**	**9**	**27**
Proved and Probable Reserves											
December 31, 2000	1,083	559	918	371	263	257	695	24	223	6	9
Revisions of Previous Estimates	(11)	(19)	(9)	9	(12)	(22)	(2)	1	(7)	9	5
Purchases of Reserves in Place	25	5	120	–	–	4	10	1	110	–	–
Sales of Reserves in Place	(2)	–	(9)	–	–	–	(9)	–	–	–	–
Extensions and Discoveries	198	144	206	20	54	42	109	21	97	–	27
Production	(98)	(74)	(108)	(6)	(43)	(21)	(64)	(4)	(44)	(4)	(2)
December 31, 2001	**1,195**	**615**	**1,118**	**394**	**262**	**260**	**739**	**43**	**379**	**11**	**39**

Notes:

(1) The crude oil and natural gas prices used to determine reserve quantities were based on a mix of independent consulting firms' price forecasts.

	West Texas Intermediate US $/bbl @ Cushing, OK	Edmonton Par Cdn $/bbl @ Edmonton, AB	U.S. Spot Gas US $/mcf @ Henry Hub, LA	Canadian Spot Gas Cdn $/mcf @ AECO AB
2002	22.00	32.92	3.00	3.79
2003	23.00	34.46	3.29	4.21
2004	23.00	34.46	3.29	4.21
2005	23.25	34.85	3.32	4.26
2006	24.00	36.00	3.43	4.42
2007	24.50	36.77	3.50	4.52
2008	25.00	37.54	3.57	4.63

Crude oil and natural gas prices are escalated by 1.5% thereafter.

(2) Probable reserves are unrisked.

CORPORATE INFORMATION

OFFICERS

RICHARD M. THOMSON
Chairman of the Board

CHARLES W. FISCHER
President and Chief Executive Officer

MARVIN F. ROMANOW
Executive Vice President and Chief Financial Officer

JOHN B. MCWILLIAMS
Senior Vice President, General Counsel and Secretary

LAURENCE MURPHY
Senior Vice President, International Oil and Gas

DOUGLAS B. OTTEN
Senior Vice President, United States Oil and Gas

THOMAS A. SUGALSKI
Senior Vice President, Chemicals

ROGER D. THOMAS
Senior Vice President, Canadian Oil and Gas

NANCY F. FOSTER
Vice President, Human Resources and Corporate Services

GARY H. NIEUWENBURG
Vice President, Corporate Planning and Business Development

KEVIN J. REINHART
Treasurer

UNA M. POWER
Controller and Director, Risk Management

SYLVIA L. GROVES
Assistant Secretary

ERIC B. MILLER
Assistant Secretary

DIRECTORS

CHARLES W. FISCHER
President and Chief Executive Officer of Nexen Inc.

DENNIS G. FLANAGAN
Retired Executive Chairman of ELAN Energy Inc.

DAVID A. HENTSCHEL
Retired Chairman and Chief Executive Officer of Occidental Oil and Gas Corporation

S. BARRY JACKSON
Retired President and Chief Executive Officer of Crestar Energy Inc.

KEVIN J. JENKINS
President and Chief Executive Officer and a Director of The Westaim Corporation

FRANCIS M. SAVILLE, Q.C.
Vice Chairman and Senior Partner of Fraser Milner Casgrain LLP, Barristers and Solicitors

RICHARD M. THOMSON
Retired Chairman and Chief Executive Officer of the Toronto-Dominion Bank

JOHN M. WILLSON
Retired President and Chief Executive Officer of Placer Dome Inc.

GORDON R. WITTMAN
Retired President, Chief Operating Officer and a Director of Dupont Canada Inc.

VICTOR J. ZALESCHUK
Retired President and Chief Executive Officer of Nexen Inc.

For more information on our officers and directors, please see Item 10 in our Form 10-K.

OPERATING ENTITIES

CHEMICALS
Nexen Chemicals Canada Limited Partnership
Nexen Chemicals U.S.A.
Nexen Química Brasil Ltda.

MARKETING
Nexen Marketing
Nexen Marketing U.S.A. Inc.
Nexen Marketing International Ltd.
Nexen Marketing Singapore Pte Ltd.

CANADA
Nexen Petroleum Canada

UNITED STATES
Nexen Petroleum U.S.A. Inc.
Nexen Petroleum Offshore U.S.A. Inc.

INTERNATIONAL
Canadian Nexen Petroleum Yemen
Nexen Petroleum Australia Pty Limited
Nexen Petroleum Colombia Limited
Nexen Petroleum Indonesia Ltd.
Nexen Petroleum Nigeria Limited

CORPORATE INFORMATION

HEAD OFFICE
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7
403.699.4000
www.nexeninc.com

COMMON SHARE TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
Calgary, Toronto, Montreal, Regina, Winnipeg, Vancouver and Halifax

ChaseMellon Shareholder Services
New York, NY

LISTED – SYMBOL "NXY"
The Toronto Stock Exchange
New York Stock Exchange

PREFERRED SECURITIES
9.75% due 2047
LISTED: Symbol "NXYPr" New York Stock Exchange

9.375% due 2048
LISTED: Symbol "NXYPrA" New York Stock Exchange

TRUSTEE: The Bank of New York, New York

DIVIDEND REINVESTMENT PLAN
A copy of the offering circular (and for United States residents, a prospectus) and authorization form may be obtained by calling CIBC Mellon Trust Company at 1-800-387-0825 or via the Internet at www.cibcmellon.ca

AUDITORS
Arthur Andersen LLP
Calgary, Alberta

CORPORATE GOVERNANCE
The Board of Directors of Nexen takes seriously its duties and responsibilities with respect to principles of good corporate governance. In this regard, Nexen supports and conducts its business in accordance with the guidelines adopted by The Toronto Stock Exchange. A report of our compliance with the guidelines may be found in the Proxy Statement and Information Circular.

ANNUAL GENERAL MEETING
The Annual General Meeting of Shareholders will be held in the Crystal Ballroom at the Fairmont Palliser Hotel in Calgary, Alberta, Canada on Thursday, May 2, 2002 at 11:00 a.m. (Mountain Standard Time).

INVESTOR RELATIONS CONTACT
Grant Dreger
Telephone 403.699.5273
Fax 403.699.5730
grant_dreger@nexeninc.com

STATISTICAL SUPPLEMENT
Available at www.nexeninc.com under "Investor Relations".

ABBREVIATIONS
bbl – barrel
bbls/d – barrels of oil per day
bcf – billion cubic feet
boe – barrel of oil equivalent
boe/d – barrels of oil equivalent per day
F&D – finding and development
G&A – general and administrative
mbbls – thousand barrels
mmbbls – million barrels
mboe – thousand barrels of oil equivalent
mmboe – million barrels of oil equivalent
mcf – thousand cubic feet
mcf/d – thousand cubic feet per day
mmcf – million cubic feet
WTI – West Texas Intermediate

CONVERSIONS
Natural gas is converted at 6 mcf per equivalent barrel of oil.

DOLLAR AMOUNTS
In Canadian dollars unless otherwise stated.

Designed and produced by Parallel. Photography by Brodylo/Morrow. Printed in Canada.



801 – 7th Avenue SW ∘ Calgary AB Canada ∘ T2P 3P7 ∘ T 403.699.4000 ∘ F 403.699.5800 ∘ www.nexeninc.com